     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 10, 2001


                                                      REGISTRATION NO. 333-63386

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                           --------------------------

                      WILSON GREATBATCH TECHNOLOGIES, INC.
             (Exact Name of Registrant as Specified in its Charter)

            DELAWARE                            3692                           16-1531026
(State or Other Jurisdiction of     (Primary Standard Industrial            (I.R.S. Employer
 Incorporation or Organization)     Classification Code Number)          Identification Number)

                           --------------------------

                              10,000 WEHRLE DRIVE
                            CLARENCE, NEW YORK 14031
                                 (716) 759-6901
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                               EDWARD F. VOBORIL
          PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD
                      WILSON GREATBATCH TECHNOLOGIES, INC.
                              10,000 WEHRLE DRIVE
                            CLARENCE, NEW YORK 14031
                                 (716) 759-6901
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                         ------------------------------

                                   COPIES TO:

         STEVEN D. RUBIN, ESQ.                         STEPHEN E. OLDER, ESQ.
      WEIL, GOTSHAL & MANGES LLP                       EDWARD D. SOPHER, ESQ.
       700 LOUISIANA, SUITE 1600                 AKIN, GUMP, STRAUSS, HAUER & FELD,
         HOUSTON, TEXAS 77002                                  L.L.P.
            (713) 546-5000                               590 MADISON AVENUE
                                                      NEW YORK, NEW YORK 10022
                                                           (212) 872-1000

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________________

    If delivery of this prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                           --------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JULY 10, 2001

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                6,000,000 Shares

                                     [LOGO]

                         Wilson Greatbatch Technologies
                                  Common Stock

                                  -----------

    We are selling 2,000,000 shares of our common stock and the selling stockholders are selling 4,000,000 shares of common stock.


    Our common stock is listed on The New York Stock Exchange under the symbol "GB." The last reported sale price on July 9, 2001 was $26.99 per share.


    The underwriters have an option to purchase a maximum of 900,000 additional shares from the selling stockholders to cover over-allotments of shares.

    Investing in our common stock involves risk. See "Risk Factors" on page 8.

                                                  Underwriting          Proceeds to          Proceeds to
                               Price to           Discounts and      Wilson Greatbatch         Selling
                                Public             Commissions         Technologies         Stockholders
                          -------------------  -------------------  -------------------  -------------------
Per Share...............           $                    $                    $                    $
Total...................           $                    $                    $                    $

    Delivery of the shares, in book-entry form only, will be made on or about
        , 2001.

    Neither the Securities and Exchange Commission nor any state securities commission has determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


    Credit Suisse First Boston                                Morgan Stanley


Banc of America Securities LLC                        U.S. Bancorp Piper Jaffray

                 The date of this prospectus is         , 2001.

                                MEDICAL PRODUCTS
                       COMPONENTS FOR IMPLANTABLE DEVICES

[Photograph of Feedthrough]
FEEDTHROUGHS
HIGHLY DURABLE SEAL
MULTIFUNCTIONAL

[Photograph of Precision Components]
PRECISION COMPONENTS
HIGH LEVEL OF MANUFACTURING PRECISION
BROAD MANUFACTURING FLEXIBILITY

[Close-up Photograph of Electrode Tip]
ELECTRODE TIPS
PRECISION QUALITY COATED SURFACE
CUSTOMIZED OFFERING OF SURFACES AND TIPS


                                               [Diagram of ICD showing location
                                               of components]
[Photograph of a Capacitor]
CAPACITORS                                     IMPLANTABLE CARDIOVERTER
PROPRIETARY TECHNOLOGY                         DEFIBRILLATOR SHOWING COMPONENTS
ENABLES COMPONENT SIZE REDUCTION OF UP TO 50%  FROM WILSON GREATBATCH
ALLOWS A WIDE RANGE OF CUSTOM CONFIGURATIONS   TECHNOLOGIES, INC.

[Photograph of four Implantable Power Sources]
IMPLANTABLE POWER SOURCES
INDUSTRY STANDARD
PROPRIETARY TECHNOLOGIES
DECADES OF IMPLANT EXPERIENCE WITH SUPPORTIVE LIFE TEST DATA

                              COMMERCIAL PRODUCTS

    HIGH PERFORMANCE, SAFE AND RELIABLE PRIMARY POWER SUPPLIES . . . [Photograph of various power sources]

 . . . SPECIFICALLY DESIGNED FOR THE MOST DEMANDING APPLICATIONS
[Photographs of a space shuttle, oceanographic exploration and a drilling rig]

[Logo]

                                 --------------

                               TABLE OF CONTENTS

                                          PAGE
                                        --------
PROSPECTUS SUMMARY....................      1
RISK FACTORS..........................      8
FORWARD LOOKING STATEMENTS............     17
USE OF PROCEEDS.......................     18
COMMON STOCK PRICE RANGES AND
  DIVIDENDS...........................     18
CAPITALIZATION........................     19
SELECTED CONSOLIDATED FINANCIAL
  DATA................................     20
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................     22
BUSINESS..............................     35

                                          PAGE
                                        --------

MANAGEMENT............................     48
RELATED PARTY TRANSACTIONS............     55
PRINCIPAL AND SELLING STOCKHOLDERS....     59
DESCRIPTION OF CAPITAL STOCK..........     63
SHARES ELIGIBLE FOR FUTURE SALE.......     66
UNDERWRITING..........................     67
NOTICE TO CANADIAN RESIDENTS..........     70
LEGAL MATTERS.........................     71
EXPERTS...............................     71
WHERE YOU CAN FIND MORE INFORMATION...     72
INDEX TO FINANCIAL STATEMENTS.........    F-1

                                 --------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THIS SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING US AND THE COMMON STOCK BEING SOLD IN THIS OFFERING AND OUR HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS AND NOTES TO THE HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION TO PURCHASE ADDITIONAL SHARES OF OUR COMMON STOCK FROM THE SELLING STOCKHOLDERS AND ALL COMMON STOCK FIGURES REFLECT A ONE-FOR-THREE REVERSE STOCK SPLIT THAT OCCURRED IN MAY 2000 AND A THREE-FOR-FIVE REVERSE STOCK SPLIT THAT OCCURRED IN AUGUST 2000.

                      WILSON GREATBATCH TECHNOLOGIES, INC.

OUR BUSINESS

    We are a leading developer and manufacturer of power sources, feedthroughs and wet tantalum capacitors used in implantable medical devices. We also develop and manufacture other components used in implantable medical devices. We believe that we are a preferred supplier of power sources and components because we offer technologically advanced, highly reliable and long lasting products for implantable medical devices. Through continuous technological innovation and improvements, we have enabled our customers to continually develop and introduce implantable medical devices that are progressively smaller, longer lasting, more efficient and more functional. Our customers include leading implantable medical device manufacturers such as Guidant, St. Jude Medical and Medtronic, the three largest manufacturers of pacemakers and implantable cardioverter defibrillators, or ICDs, based on revenues. We leverage our core competencies in technology and manufacturing to develop and produce power sources for commercial applications that demand high performance and reliability, including aerospace, oil and gas exploration and oceanographic equipment.

    Our history, market leadership and reputation for quality and technological innovation in the implantable medical device industry began with Mr. Wilson Greatbatch, who patented the implantable pacemaker in 1962 and founded our company in 1970. We continue to develop pioneering technology used in implantable medical devices and other demanding commercial applications. As of June 1, 2001, we employed 182 scientists, engineers and technicians. To remain a leader in developing new technology, we also maintain close relationships with a number of research organizations, clinicians and other industry professionals. Since 1970, our company has received 348 patents worldwide, and as of June 1, 2001, we held 148 active patents.

    We work closely with our customers to enable them to develop innovative medical devices that utilize our specially designed, proprietary power sources and components. We believe that our proprietary technology, close customer relationships, market leadership and dedication to quality provide us with significant competitive advantages and create a barrier to entry.

STRATEGY

    Our objective is to enhance our position as a leading developer and manufacturer of power sources and other components for implantable medical devices. We intend to:

    - expand our proprietary technology portfolio through continuous technological innovation and continue to focus our research, development and engineering efforts on pioneering power sources and advanced components for implantable medical devices;

    - enhance our position as an integrated component supplier to the implantable medical device industry by broadening our product line to include a more comprehensive range of power sources and components;

    - continue to collaborate with our customers to jointly develop new technologies that enable them to develop and market increasingly more effective and technologically innovative products; and

    - enter into strategic alliances and make selective acquisitions that complement our core competencies in technology and manufacturing for both implantable medical devices and other demanding commercial applications.

IMPLANTABLE MEDICAL DEVICE INDUSTRY

    An implantable medical device is an instrument that is surgically inserted into the body to provide diagnosis or therapy. The market for our implantable power sources and components benefits directly from the growth of the implantable medical device industry. The largest and fastest growing segment of the implantable medical device market is cardiac rhythm management, which includes devices such as pacemakers and ICDs. Pacemakers treat bradycardia, a condition that occurs when a patient has an abnormally slow heartbeat, by stimulating the heart with regular electrical pulses. ICDs treat tachycardia, a condition that occurs when a patient has a rapid and irregular heartbeat, by delivering concentrated and timed electrical energy to the heart to restore a normal heart rate.

    The use of implantable medical devices has grown as advances in technology have enabled the treatment of a wider range of conditions. As the size of implantable medical devices has become smaller, implantation has become less invasive, making the use of these devices more attractive to patients and surgeons. Emerging applications, such as the treatment of congestive heart failure and atrial fibrillation, a condition associated with an unsynchronized motion of the atrium that produces an irregular heartbeat, increased ease of implantation and the general aging of the population are expected to drive the growth of the implantable medical device industry. Cardiovascular Device Update, a Biomedical Business International monthly publication that is independent of our company, estimates that revenues from pacemakers sold worldwide increased from $2.2 billion in 1995 to $3.0 billion in 2000, representing a compound annual growth rate of 6.4%. According to the publication, growth in the worldwide pacemaker market may begin to accelerate in the next few years as several new niche applications for pacemakers are beginning to emerge. Cardiovascular Device Update also estimates that revenues from ICDs sold worldwide increased from $625 million in 1995 to $1.75 billion in 2000, representing a compound annual growth rate of 22.8%. Cardiovascular Device Update believes the worldwide ICD market will grow at an average annual growth rate of 18-20% in the next three to five years. The faster growth predicted for the ICD market is based on continued penetration of existing clinical indications and anticipated expansion into new indications.

    As a leading developer and manufacturer of power sources and other components for implantable medical devices, we believe that our company will continue to be well positioned to meet the requirements of manufacturers of these products.

PRODUCTS

    We currently manufacture and market 23 models of pacemaker batteries and 19 models of ICD batteries as well as numerous other components for our customers in the implantable medical device industry. Our commercial power sources are used in aerospace, oil and gas exploration and oceanographic equipment. The following table provides information about our principal products:

PRODUCT                      DESCRIPTION                  USED IN                      PRINCIPAL PRODUCT ATTRIBUTES
-------                      -----------                  -------                      ----------------------------
MEDICAL:

  Implantable power sources  Batteries for implantable    Pacemakers, ICDs, left       High reliability and
                             medical devices              ventricular assistant        predictability
                                                          devices, neurostimulators,   Long service life
                                                          drug pumps and hearing       Customized configuration
                                                          assist devices               Light weight
                                                                                       Compact and less intrusive

  Capacitors                 Store energy generated by a  ICDs                         Stores more energy per unit
                             battery before delivery to                                volume (energy density) than
                             the heart                                                 other existing technologies
                                                                                       Customized configuration

  Medical components:

    Feedthroughs             Allow electrical signals to  Pacemakers, ICDs, left       Ceramic to metal seal is
                             be brought from inside an    ventricular assistant        substantially more durable
                             implantable medical device   devices, neurostimulators,   than traditional seals
                             to an electrode              drug pumps and hearing       Multifunctional
                                                          assist devices

    Electrodes               Deliver electric signal      Pacemakers and ICDs          High quality coated surface
                             from the feedthrough to a                                 Flexible in utilizing any
                             body part undergoing                                      combination of biocompatible
                             stimulation                                               coating surfaces
                                                                                       Customized offering of
                                                                                       surfaces and tips

    Precision components     Machined and molded parts    Pacemakers, ICDs and drug    High level of manufacturing
                             for implantable medical      pumps                        precision
                             devices                                                   Broad manufacturing
                                                                                       flexibility

COMMERCIAL:

  Commercial power sources   Batteries for demanding      Aerospace, oil and gas       Long-life dependability
                             commercial applications      exploration and              High energy density
                                                          oceanographic equipment

                          OUR INITIAL PUBLIC OFFERING

    In October 2000, we completed our initial public offering. We sold 5,750,000 shares of common stock at a price of $16.00 per share and received net proceeds of $84.0 million. All net proceeds were used to prepay a portion of our senior debt. Our common stock is listed on The New York Stock Exchange under the symbol "GB."

                              RECENT DEVELOPMENTS

SIERRA ACQUISITION

    On June 18, 2001, we acquired the Sierra-KD Components Division, or Sierra, of Maxwell Technologies, Inc. Sierra, located in Carson City, Nevada, is a leading developer and manufacturer of electromagnetic interference filters and capacitors for implantable medical devices. Electromagnetic interference, or EMI, is any undesirable emission or disturbance generated by products such as cell phones and two-way pagers. EMI may cause an undesirable response, malfunctioning or degradation in the performance of electronic equipment including medical devices.

    We acquired Sierra for approximately $49.0 million in cash and certain assumed liabilities. During the fiscal year ended December 31, 2000 and three months ended March 31, 2001, Sierra generated revenues of approximately $13.7 million and approximately $5.3 million, respectively. The acquisition is expected to be neutral to slightly accretive to our 2001 earnings per share, inclusive of goodwill amortization, and accretive thereafter.

    The addition of Sierra's patented EMI filtering products and technology broadens the product line we offer our customers and solidifies our position as a leading provider of enabling technologies to the manufacturers of implantable medical devices. Sierra holds several key patents relative to its differentiated EMI filtering technology.

    Sierra is currently one of our component customers and we both share a similar medical device customer base. The vertical integration of Sierra represents an opportunity to increase our importance to these customers and positions us to participate in the growing demand for EMI protection on medical devices. The U.S. Food and Drug Administration, or FDA, is focusing on issues created by EMI. Currently, labels for new pacemakers and ICDs must disclose the level of EMI protection. We expect that over time the majority of implantable electronic medical devices will possess EMI protection.

    Similar to us, Sierra has leveraged its technology and manufacturing expertise to provide high quality, precision components to provide components for commercial applications that demand high performance and reliability, including aerospace, oil and gas exploration and telecommunications equipment.

AMENDED CREDIT FACILITY

    In conjunction with the acquisition of Sierra, we amended our existing
$60.0 million credit facility with a consortium of banks by increasing the total size of the facility to $100.0 million. The amended facility consists of an $80.0 million term loan and a $20.0 million revolving line of credit. Both the term loan and the revolving line of credit have a term of five years, maturing in July 2006. We used proceeds from the amended facility to finance the acquisition of Sierra.

EARNINGS OUTLOOK

    On June 19, 2001, we announced that we were raising our previous guidance on estimated revenues and earnings per share, or EPS, for the second quarter of fiscal year 2001. We announced that we estimate second quarter revenues will exceed $30 million and are comfortable with the high end of the current research analyst EPS expectations of $0.13. In addition, we announced that we remain comfortable with the current research analyst consensus estimates for the third and fourth quarters of fiscal year 2001.

                                  THE OFFERING

Common stock offered by us.........................  2,000,000 shares

Common stock offered by the selling stockholders...  4,000,000 shares

Common stock to be outstanding after this
offering...........................................  20,712,967 shares

Use of proceeds....................................  We plan to use the net proceeds from this offering for general corporate purposes, which
                                                     may include the repayment of debt and future
                                                     acquisitions. We will not receive any proceeds
                                                     from the sale of common stock by the selling
                                                     stockholders.

NYSE symbol........................................  GB

                            ------------------------

    The outstanding share information is based on our shares outstanding as of June 1, 2001. This information excludes 632,583 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $10.22 per share and an aggregate of 1,036,496 shares of common stock that were available for future issuance under our stock option plans as of June 1, 2001.

    Affiliates of Credit Suisse First Boston Corporation, one of the lead managing underwriters for this offering, are selling shares in this offering.

                            ------------------------

    Our facilities are located in greater Buffalo, New York, Canton, Massachusetts and Columbia, Maryland. Our principal executive offices are located at 10,000 Wehrle Drive, Clarence, New York 14031. Our telephone number at that location is (716) 759-6901. Our Internet address is WWW.GREATBATCH.COM.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following table provides summary consolidated financial data which has been derived from the historical financial information of our company and Sierra included elsewhere in this prospectus. You should read the summary consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the consolidated financial statements and related notes of our company and Sierra appearing elsewhere in this prospectus.

    The unaudited pro forma consolidated statement of operations data for the year ended December 29, 2000 and for the three months ended March 30, 2001 gives effect to the following events as if each had occurred on January 1, 2000:

    - the acquisition of Sierra in June 2001;

    - the amendment of our credit facility in June 2001; and

    - the effect of our initial public offering and repayment of indebtedness in October 2000.

    The unaudited pro forma as adjusted consolidated balance sheet data as of March 30, 2001 gives effect to the following events as if each had occurred on March 30, 2001:

    - the acquisition of Sierra in June 2001;

    - the amendment of our credit facility in June 2001; and


    - the receipt and application as described under "Use of Proceeds" of the estimated net proceeds to us from this offering assuming a price of $26.99 per share, the last reported sale price on The New York Stock Exchange on July 9, 2001.


    The unaudited pro forma consolidated statement of operations data and the pro forma as adjusted consolidated balance sheet data do not purport to represent what our results of operations actually would have been had these events occurred on the dates indicated, nor are they intended to project our results of operations for any future period or date.

                                                                                                                      PRO FORMA
                                                                                                                        THREE
                                                                                            THREE MONTHS ENDED (1)      MONTHS
                                               FISCAL YEAR (1)                PRO FORMA     ----------------------      ENDED
                                   ---------------------------------------   FISCAL YEAR    MARCH 31,    MARCH 30,    MARCH 30,
                                   1998 (2)        1999         2000 (3)         2000          2000        2001          2001
                                   ---------   ------------   ------------   ------------   ----------   ---------   ------------
                                                                             (UNAUDITED)         (UNAUDITED)         (UNAUDITED)
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
OPERATIONS DATA:
Total revenues...................   $77,361      $79,235        $97,790        $108,381      $23,176      $29,571      $ 33,566
Cost of goods sold...............    36,454       41,057         55,446          62,935       12,936       15,560        18,213
                                    -------      -------        -------        --------      -------      -------      --------
Gross profit.....................    40,907       38,178         42,344          45,446       10,240       14,011        15,353
Selling, general and
  administrative.................    11,484        9,880         11,473          14,779        2,624        3,780         4,296
Research, development and
  engineering....................    12,190        9,339          9,941          10,191        2,520        3,188         3,327
Intangible amortization (4)......     5,197        6,510          6,530           8,594        1,627        1,639         2,155
                                    -------      -------        -------        --------      -------      -------      --------
                                     12,036       12,449         14,400          11,882        3,469        5,404         5,575
Interest expense.................    10,572       13,420         12,958           7,873        3,985          712         1,646
Other expense (income)...........       364        1,343           (189)           (189)          61           59            59
                                    -------      -------        -------        --------      -------      -------      --------
Income (loss) before income
  taxes..........................     1,100       (2,314)         1,631           4,198         (577)       4,633         3,870
Income tax expense (benefit).....       410         (605)           611           1,553         (184)       1,714         1,432
                                    -------      -------        -------        --------      -------      -------      --------
Income (loss) before loss on
  retirement of debt and
  cumulative effect of accounting
  change (5).....................       690       (1,709)         1,020        $  2,645         (393)       2,919      $  2,438
                                                                               ========                                ========
Extraordinary loss on retirement
  of debt (6)....................        --           --         (1,568)                          --       (2,994)
Cumulative effect of accounting
  change (7).....................        --         (563)            --                           --           --
                                    -------      -------        -------                      -------      -------
Net income (loss)................   $   690      $(2,272)       $  (548)                     $  (393)     $   (75)
                                    =======      =======        =======                      =======      =======

Basic earnings (loss) per share
  (8):
  Income (loss) from continuing
    operations...................   $  0.07      $ (0.14)       $  0.07        $   0.15      $ (0.03)     $  0.16      $   0.13
  Net income (loss)..............   $  0.07      $ (0.18)       $ (0.04)            N/A      $ (0.03)     $ (0.00)     $    N/A

Diluted earnings (loss) per share
  (8):
  Income (loss) from continuing
    operations...................   $  0.06      $ (0.14)       $  0.07        $   0.14      $ (0.03)     $  0.15      $   0.13
  Net income (loss)..............   $  0.06      $ (0.18)       $ (0.04)            N/A      $ (0.03)     $ (0.00)     $    N/A

Weighted average shares
  outstanding (8):
  Basic..........................    10,461       12,491         14,167          18,198       12,616       18,713        18,713
  Diluted........................    10,677       12,491         14,434          18,465       12,616       19,059        19,059


                                                                       AT MARCH 30, 2001
                                                              ------------------------------------
                                                                                        PRO FORMA
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              --------   -----------   -----------
                                                                         (UNAUDITED)   (UNAUDITED)
                                                                         (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $    253    $     48      $ 49,259
Total assets................................................   184,407     233,284       282,495
Long-term obligations.......................................    35,916      76,916        76,916
Total stockholders' equity..................................   135,770     135,770       184,981


----------------------------------
(1) Our fiscal year ends on the closest Friday to December 31. Accordingly, our fiscal year will periodically contain more or less than 365 days. For example, fiscal 1998 ended on January 1, 1999, fiscal 1999 ended on December 31, 1999 and fiscal 2000 ended on December 29, 2000. Our fiscal quarters are three-month periods that end on the Friday closest to the end of the applicable calendar quarter.
(2) In August 1998, we acquired the assets and liabilities of Hittman Materials and Medical Components, Inc., or Hittman. These figures include the results of operations of Hittman from August 8, 1998 to January 1, 1999.
(3) In August 2000, we acquired all of the capital stock of Battery
    Engineering, Inc., or BEI. These figures include the results of operations of BEI from August 4, 2000 to December 29, 2000.
(4) We have not included the potential impact of a proposed new accounting standard regarding the treatment of goodwill as this standard has not yet been issued.
(5) The pro forma net income for fiscal year 2000 does not include an expense, net of tax, of $5.5 million as a result of the early extinguishment of debt.
(6) Fiscal year 2000 and the three months ended March 30, 2001 include an extraordinary loss for the extinguishment of debt of $1.6 million and $3.0 million, respectively, as a result of our prepayment of a portion of our former credit facility and the repurchase of our senior subordinated notes.
(7) Fiscal year 1999 includes the cumulative effect of an accounting change as a result of adopting a new accounting rule for the treatment of start-up activities.
(8) We calculate basic earnings per share by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. We calculate diluted earnings (loss) per share by adjusting for common stock equivalents, which consist of stock options. During fiscal year 1999 and the three months ended March 31, 2000, there were options to purchase approximately 246,000 and 222,000 shares of common stock, respectively, that were not included in the computation of diluted earnings per share because to do so would be antidilutive for those periods. Diluted earnings per share for all other periods includes the potentially dilutive effect of stock options.

                                  RISK FACTORS

    BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD UNDERSTAND THE HIGH DEGREE OF RISK INVOLVED. YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISKS AND OTHER INFORMATION IN THIS PROSPECTUS, INCLUDING OUR HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES, BEFORE YOU DECIDE TO PURCHASE SHARES OF OUR COMMON STOCK. THE FOLLOWING RISKS AND UNCERTAINTIES ARE NOT THE ONLY ONES WE FACE. HOWEVER, THESE ARE THE RISKS OUR MANAGEMENT BELIEVES ARE MATERIAL. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS COULD BE ADVERSELY AFFECTED. AS A RESULT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU COULD LOSE PART OR ALL OF YOUR INVESTMENT.

                         RISKS RELATED TO OUR BUSINESS

    WE DEPEND HEAVILY ON A LIMITED NUMBER OF CUSTOMERS, AND IF WE LOSE ANY OF THEM, WE WOULD LOSE A SUBSTANTIAL PORTION OF OUR REVENUES.

    A substantial portion of our business in 2000 was conducted with a limited number of customers, including Guidant, St. Jude Medical, Medtronic, Biotronik and Sulzer Intermedics, which was acquired by Guidant in 1999. In 2000, Guidant accounted for approximately 34% of our revenues and St. Jude Medical accounted for approximately 31% of our revenues. As a result, we depend heavily on revenues from Guidant and St. Jude Medical. Our supply agreements, particularly with our large customers, might not be renewed in the future after they expire, including our power source supply agreement with Guidant, which expires on December 31, 2001, and our supply agreement with St. Jude Medical, which expires on December 31, 2003. Our supply agreements with St. Jude Medical, Medtronic, Biotronik and Guidant do not require any minimum purchase levels. Sierra also depends on a limited number of customers. In 2000, Guidant accounted for approximately 39% of Sierra's total sales. Sierra has not entered into a supply agreement with Guidant. The loss of any large customer for any reason could harm the business, financial condition and results of operations of our company or Sierra.

    IF WE DO NOT RESPOND TO CHANGES IN TECHNOLOGY, OUR PRODUCTS MAY BECOME OBSOLETE AND WE MAY EXPERIENCE REDUCED SALES AND A LOSS OF CUSTOMERS, WHICH WOULD NEGATIVELY AFFECT OUR REVENUES.

    We sell our products to customers in several industries that are characterized by rapid technological changes, frequent new product introductions and evolving industry standards. For example, in 1998, an industry-wide design change in ICDs occurred, resulting in new ICDs using one battery instead of two. Primarily as a result of this design change, our implantable power source revenues decreased 19% in 1999 compared to 1998. Without the timely introduction of new products and enhancements, our products and services will likely become technologically obsolete over time and we may lose a number of our customers. In addition, other new products introduced by our customers may require fewer of our power sources or components. We dedicate a significant amount of resources to the development of our power sources and other products and technologies and we would be harmed if we did not meet customer requirements and expectations. Our inability, for technological or other reasons, to successfully develop and introduce new and innovative power sources and other products could cause our business to suffer. If this occurs, our revenues and operating results would suffer.

    IF WE ARE UNABLE TO SUCCESSFULLY MARKET OUR CURRENT OR FUTURE PRODUCTS, OUR BUSINESS WILL BE HARMED.

    The market for our power sources, components and other products has been growing in recent years. If the market for our products does not grow as rapidly as forecasted by industry experts, our revenues could be less than expected. In addition, it is difficult to predict the rate at which the market for our products will grow or at which new and increased competition will result in market saturation. Slower growth in the pacemaker and ICD markets in particular would negatively impact our revenues. In addition, we face the risk that our products will lose widespread market acceptance. We cannot assure you that our customers will continue to utilize the products we offer or that a market will develop for our future products. We may at times determine that it is not technically or economically feasible for us to manufacture future products and we may not be successful in developing or marketing them. Additionally, new technologies that we develop may not be rapidly accepted because of industry-specific factors, including the need for regulatory clearance, entrenched patterns of clinical practice and uncertainty over third party reimbursement. If this occurs, our business will be harmed.

    WE ARE SUBJECT TO PRICING PRESSURES FROM CUSTOMERS, WHICH COULD HARM OUR OPERATING RESULTS.

    We have made price concessions to some of our large customers in recent years and we expect customer pressure for pricing concessions will continue. Further, price concessions or reductions may cause our operating results to suffer. In addition, any delay or failure by a large customer to make payments due to us also could harm our operating results or financial condition.

    WE RELY ON THIRD PARTY SUPPLIERS FOR RAW MATERIALS, KEY PRODUCTS AND SUBCOMPONENTS AND IF WE ARE UNABLE TO OBTAIN THESE MATERIALS, PRODUCTS AND SUBCOMPONENTS ON A TIMELY BASIS OR ON TERMS ACCEPTABLE TO US, OUR ABILITY TO MANUFACTURE PRODUCTS WILL SUFFER.

    Our business depends on a continuous supply of raw materials. The principal raw materials used in our business include lithium, iodine, plastics, cases, lids, glass, screens, tantalum, platinum, ruthenium, gallium trichloride, tantalum pellets and vanadium pentoxide. Raw materials needed for our business are susceptible to fluctuations due to transportation, government regulations, price controls, economic climate or other unforeseen circumstances. In recent months, increasing global demand for some of the raw materials we need for our business, including platinum, gallium trichloride and tantalum, has caused the prices of these materials to increase significantly. In addition, there are a limited number of worldwide suppliers of the lithium needed to manufacture our products. We cannot assure you that we will be able to continue to procure raw materials critical to our business or to procure them at acceptable price levels.

    We rely on third party manufacturers to supply many of our raw materials. For example, we rely on FMC to supply us with lithium for our power sources and HC Starck to supply us with tantalum powder and wire for capacitors. Manufacturing problems may occur with these and other outside sources, as a supplier may fail to develop and supply products and subcomponents to us on a timely basis, or may supply us with products and subcomponents that do not meet our quality, quantity and cost requirements. If any of these problems occur, we may be unable to obtain substitute sources of these products and subcomponents on a timely basis or on terms acceptable to us, which could harm our ability to manufacture our own products and components profitably or on time. In addition, to the extent the processes that our suppliers use to manufacture products and subcomponents are proprietary, we may be unable to obtain comparable subcomponents from alternative suppliers.

    AMORTIZATION OF OUR INTANGIBLE ASSETS, WHICH REPRESENT A SIGNIFICANT PORTION OF OUR TOTAL ASSETS, WILL ADVERSELY IMPACT OUR NET INCOME AND WE MAY NEVER REALIZE THE FULL VALUE OF OUR INTANGIBLE ASSETS.

    As of December 29, 2000, we had $104.4 million of net intangible assets, representing 57% of our total assets and 77% of our stockholders' equity. These intangible assets consist primarily of goodwill arising from our acquisition of Hittman and our trademarks and patented technology. We expect to incur amortization expenses relating to these intangible assets of $6.6 million in 2001 and if a proposed accounting standard does not take effect, $5.6 million in 2002. These expenses will reduce our future earnings or increase our future losses. We may not receive the recorded value for our intangible assets if we sell or liquidate our business or assets. The material concentration of intangible assets increases the risk of a large charge to earnings in the event that the recoverability of these intangible assets are impaired, and in the event of such a charge to earnings, the market price of our common stock could be adversely affected.

    QUALITY PROBLEMS WITH OUR POWER SOURCES AND OTHER PRODUCTS COULD HARM OUR REPUTATION FOR PRODUCING HIGH QUALITY PRODUCTS AND ERODE OUR COMPETITIVE ADVANTAGE.

    Our power sources and other products are held to high quality standards. In the event that our power sources and other products fail to meet these standards, our reputation for producing high quality power sources and other products could be harmed, which would damage our competitive advantage.

    OUR OPERATING RESULTS MAY FLUCTUATE, WHICH MAY MAKE IT DIFFICULT TO FORECAST OUR FUTURE PERFORMANCE AND MAY RESULT IN VOLATILITY IN OUR STOCK PRICE.

    Our operating results have fluctuated in the past and are likely to fluctuate significantly from quarter to quarter due to a variety of factors, including:

    - the fixed nature of a substantial percentage of our costs, which results in our operations being particularly sensitive to fluctuations in revenue;

    - changes in the relative portion of our revenue represented by our various products and customers, which could result in reductions in our profits if the relative portion of our revenue represented by lower margin products increases;

    - timing of orders placed by our principal customers who account for a significant portion of our revenues; and

    - increased costs of raw materials or supplies.

    IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

    We rely on a combination of patents, licenses, trade secrets and know-how to establish and protect our proprietary rights to our technologies and products. As of June 1, 2001, we held 148 active patents. We cannot guarantee that the steps we have taken or will take to protect our proprietary rights will be adequate to deter misappropriation of our intellectual property. In addition to seeking formal patent protection whenever possible, we attempt to protect our proprietary rights and trade secrets by entering into confidentiality and non-compete agreements with employees, consultants and third parties with which we do business. However, these agreements can be breached and, if they are, there may not be an adequate remedy available to us and we may be unable to prevent the unauthorized disclosure or use of our technical knowledge, practices or procedures. If our trade secrets become known, we may lose our competitive advantages.

    In addition, we may not be able to detect unauthorized use of our intellectual property and take appropriate steps to enforce our rights. If third parties infringe or misappropriate our patents or other proprietary rights, our business could be seriously harmed. We may be required to spend significant resources to monitor our intellectual property rights, we may not be able to detect infringement of these rights and we may lose our competitive advantages associated with our intellectual property rights before we do so. In addition, competitors may design around our technology or develop competing technologies that do not infringe on our proprietary rights.

    WE MAY BE SUBJECT TO INTELLECTUAL PROPERTY CLAIMS, WHICH COULD BE COSTLY AND TIME CONSUMING AND COULD DIVERT OUR MANAGEMENT AND KEY PERSONNEL FROM OUR BUSINESS OPERATIONS.

    In producing our power sources and other components for implantable medical devices, third parties may claim that we are infringing their intellectual property rights and we may be found to have infringed those intellectual property rights. While we do not believe that any of our products infringe the intellectual property rights of third parties, we may be unaware of intellectual property rights of others that may be used in our technology and products. In addition, third parties may claim that our patents have been improperly granted and may seek to invalidate our existing or future patents.

Although we do not believe that any of our active patents should be subject to invalidation, if any claim for invalidation prevailed, the result could be greatly expanded opportunities for third parties to manufacture and sell products which compete with our products. We also typically do not receive significant indemnification from parties which license technology to us against third party claims of intellectual property infringement. Any litigation or other challenges regarding our patents or other intellectual property could be costly and time consuming and could divert our management and key personnel from our business operations. The complexity of the technology involved in producing our power sources and other components for implantable medical devices, and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements. However, we may not be able to obtain royalty or license agreements on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against development and sale of our products. Infringement claims, even if not substantiated, could result in significant legal and other costs and may be a distraction to management.

    IF WE BECOME SUBJECT TO PRODUCT LIABILITY CLAIMS, OUR EARNINGS AND FINANCIAL CONDITION COULD SUFFER.

    The manufacture and sale of our products expose us to potential product liability claims and product recalls, including those which may arise from misuse or malfunction of, or design flaws in, our products or use of our products with components or systems not manufactured or sold by us. Provisions contained in our agreements with key customers attempting to limit our damages, including provisions to limit damages to liability for gross negligence, may not be enforceable in all instances or may otherwise fail to protect us from liability for damages. Product liability claims or product recalls, regardless of their ultimate outcome, could require us to spend significant time and money in litigation or otherwise or require us to pay significant damages. The occurrence of product liability claims or product recalls could cause our earnings and financial condition to suffer.

    We carry product liability insurance coverage which is limited in scope and amount. Our management believes that our insurance coverage is adequate given the risks we face. We cannot assure you that we will be able to maintain this insurance or to do so at reasonable cost and on reasonable terms. We also cannot assure you that this insurance will be adequate to protect us against a product liability claim that arises in the future.

    WE ARE DEPENDENT UPON OUR SENIOR MANAGEMENT TEAM AND KEY PERSONNEL AND THE LOSS OF ANY OF THEM COULD SIGNIFICANTLY HARM US.

    Our future performance depends to a significant degree upon the continued contributions of our senior management team and key technical personnel. Our products are highly technical in nature. In general, only highly qualified and trained scientists have the necessary skills to develop our power sources and other products. The loss or unavailability to us of any member of our senior management team or a key technical employee could significantly harm us. We face intense competition for these professionals from our competitors, our customers and other companies operating in our industry. To the extent that the services of members of our senior management team and key technical personnel would be unavailable to us for any reason, we would be required to hire other personnel to manage and operate our company and to develop our products and technology. We cannot assure you that we would be able to locate or employ such qualified personnel on acceptable terms.

    WE MAY NOT BE ABLE TO ATTRACT, TRAIN AND RETAIN A SUFFICIENT NUMBER OF QUALIFIED PROFESSIONALS TO MAINTAIN AND GROW OUR BUSINESS.

    Our success will depend in large part upon our ability to attract, train, retain and motivate highly-skilled employees and management. There is currently aggressive competition for employees who have experience in technology and engineering that is used in manufacturing and producing power sources and other components for implantable medical devices. We compete intensely with other companies to recruit and hire from this limited pool. The industries in which we compete for employees are characterized by high levels of employee attrition. Although we believe we offer competitive salaries and benefits, we may have to increase spending in order to retain personnel. In 1999, we temporarily reduced salaries company-wide by 10% and later restored salaries to their original levels. In connection with these salary reductions, we implemented various measures to retain our existing employees, including granting stock options to all of our salaried employees to compensate for the temporary 10% reduction in salaries. If a number of our employees resign from our company to join or form a competitor, the loss of these employees and any resulting loss of existing or potential clients to a competitor could harm our business, financial condition and results of operations. Any inability to attract, train, retain and motivate employees and management would cause our business, financial condition and results of operations to suffer.

    WE MAY MAKE ACQUISITIONS THAT COULD SUBJECT US TO A NUMBER OF OPERATIONAL RISKS AND WE MAY NOT BE SUCCESSFUL IN INTEGRATING COMPANIES WE ACQUIRE INTO OUR EXISTING OPERATIONS.

    We have made and in the future expect to make selective acquisitions that complement our core competencies in technology and manufacturing to enable us to manufacture and sell additional products to our existing customers and to expand our business into related markets. However, implementation of our acquisition strategy entails a number of risks, including:

    - inaccurate assessments of undisclosed liabilities;

    - diversion of our management's attention from our core businesses;

    - potential loss of key employees or customers of the acquired businesses;

    - difficulties in integrating the operations and products of an acquired business or in realizing projected efficiencies and cost savings; and

    - increases in our indebtedness and a limitation in our ability to access additional capital when needed.

    IF WE ARE NOT SUCCESSFUL IN MAKING ACQUISITIONS TO EXPAND AND DEVELOP OUR BUSINESS, OUR FINANCIAL RESULTS MAY SUFFER.

    A component of our strategy is to make selective acquisitions that complement our core competencies in technology and manufacturing to enable us to manufacture and sell additional products to our existing customers and to expand our business into related markets. For example, in August 1998 we acquired Hittman, a medical components manufacturer, in August 2000 we acquired BEI, a small specialty battery manufacturer, and in June 2001 we acquired Sierra, a leading developer and manufacturer of EMI filters and capacitors for implantable medical devices. Our continued growth will depend on our ability to identify and acquire companies that complement or enhance our business on acceptable terms. We may not be able to identify or complete future acquisitions. Some of the risks that we may encounter include expenses associated with, and difficulties in identifying, potential targets, the costs associated with incomplete acquisitions and higher prices for acquired companies because of competition for attractive acquisition targets. Our failure to acquire additional companies could cause our financial results to suffer.

    WE MAY FACE COMPETITION FROM ONE OF OUR PRINCIPAL CUSTOMERS THAT COULD HARM OUR BUSINESS AND WE MAY BE UNABLE TO COMPETE SUCCESSFULLY AGAINST NEW ENTRANTS AND ESTABLISHED COMPANIES WITH GREATER RESOURCES.

    Competition in connection with the manufacturing of power sources for implantable medical devices may intensify in the future. One or more of our customers that manufactures implantable medical devices may undertake additional vertical integration initiatives and begin to manufacture some or all of their power source needs. Although Medtronic manufactures its own lithium batteries for its pacemakers and ICDs, to date, to our knowledge, Medtronic has not sold batteries to third parties. In 1999, Medtronic introduced a new ICD that reduced the number of batteries from two to one and caused us to lose some unit volume in 1999 and 2000. If Medtronic were to begin selling power sources for implantable medical devices to third parties, our revenues could be harmed. As the implantable medical device industry continues to consolidate, this risk will intensify. Many of our potential implantable power source and component competitors, which include some of our customers, have greater name recognition, longer operating histories, larger customer bases, longer customer relationships and greater financial, technical, personnel and marketing resources than our company.

    The market for commercial power sources is competitive, fragmented and subject to rapid technological change. Many other commercial power source suppliers are larger and have greater financial, operational, personnel, sales, technical and marketing resources than our company. These and other companies may develop products that are superior to ours, which could cause our results of operations to suffer.

    ACCIDENTS AT ONE OF OUR FACILITIES COULD DELAY PRODUCTION AND ADVERSELY AFFECT OUR OPERATIONS.

    Our business involves complex manufacturing processes and hazardous materials that can be dangerous to our employees. Although we employ safety procedures in the design and operation of our facilities and we have not experienced any serious accidents or deaths, there is a risk that an accident or death could occur in one of our facilities. Any accident, such as a chemical spill, could result in significant manufacturing delays or claims for damages resulting from injuries, which would harm our operations and financial condition. The potential liability resulting from any such accident or death, to the extent not covered by insurance, could cause our business to suffer. Any disruption of operations at any of our facilities could harm our business.

    WE INTEND TO EXPAND INTO NEW MARKETS AND OUR PROPOSED EXPANSION PLANS MAY NOT BE SUCCESSFUL.

    We intend to expand into new markets through the development of new product applications based on our existing component technologies. These efforts have required, and will continue to require, us to make substantial investments, including significant research, development and engineering expenditures and capital expenditures for new, expanded or improved manufacturing facilities. We cannot assure you that we will be able to successfully manage expansion into new markets and products or that these efforts will not have an adverse impact on our business. Specific risks in connection with expanding into new markets include the inability to transfer our quality standards into new products, the failure of customers in new markets to accept our products and price competition.

    OUR FAILURE TO OBTAIN LICENSES FROM THIRD PARTIES FOR NEW TECHNOLOGIES OR THE LOSS OF THESE LICENSES COULD IMPAIR OUR ABILITY TO DESIGN AND MANUFACTURE NEW PRODUCTS.

    We occasionally license technologies from third parties rather than depending exclusively on our own proprietary technology and developments. For example, we license wet tantalum technology from the Evans Capacitor Company to produce our capacitors. Our ability to license new technologies from third parties is and will continue to be critical to our ability to offer new and improved products. We cannot assure you that we will be able to continue to identify new technologies developed by others and even if we are able to identify new technologies, we may not be able to negotiate licenses on favorable terms, or at all. Additionally, we could lose rights granted under licenses for reasons beyond our control. For example, the licensor could lose patent protection for a number of reasons, including invalidity of the licensed patent.

                         RISKS RELATED TO OUR INDUSTRY

    WE AND OUR CUSTOMERS ARE SUBJECT TO VARIOUS POLITICAL, ECONOMIC AND REGULATORY CHANGES IN THE HEALTHCARE INDUSTRY WHICH COULD FORCE US TO MAKE MODIFICATIONS TO HOW WE DEVELOP AND PRICE OUR PRODUCTS.

    The healthcare industry is highly regulated and is influenced by changing political, economic and regulatory factors. Several of our product lines are subject to international, federal, state and local health and safety, packaging and product content regulations. In addition, implantable medical device products produced by our healthcare customers are subject to regulation by the FDA and similar international agencies. These regulations govern a wide variety of product activities from design and development to labeling, manufacturing, promotion, sales and distribution. Compliance with these regulations may be time consuming, burdensome and expensive and could negatively affect our customers' abilities to sell their products, which in turn would adversely affect our ability to sell our products. This may result in higher than anticipated costs or lower than anticipated revenues.

    These regulations are also complex, change frequently and have tended to become more stringent over time. Federal and state legislatures have periodically considered programs to reform or amend the U.S. healthcare system at both the federal and state levels. In addition, these regulations may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare industry participants operate. We may be required to incur significant expenses to comply with these regulations or remedy past violations of these regulations. Any failure by our company to comply with applicable government regulations could also result in cessation of portions or all of our operations, impositions of fines and restrictions on our ability to carry on or expand our operations. In addition, because many of our products are sold into regulated industries, we must comply with additional regulations in marketing our products.

    OUR BUSINESS IS SUBJECT TO ENVIRONMENTAL REGULATIONS THAT COULD BE COSTLY FOR OUR COMPANY TO COMPLY WITH.

    Federal, state and local regulations impose various environmental controls on the manufacturing, transportation, storage, use and disposal of power sources and components and hazardous chemicals and other materials used in and hazardous waste produced by the manufacturing of power sources and components. We cannot assure you that conditions relating to our historical operations which may require expenditures for clean-up will not arise in the future or that changes in environmental laws and regulations will not impose costly compliance requirements on us or otherwise subject us to future liabilities. We also cannot assure you that additional or modified regulations relating to the manufacture, transportation, storage, use and disposal of materials used to manufacture our power sources and components or restricting disposal of power sources will not be imposed. In addition, we cannot predict the effect that additional or modified regulations may have on us or our customers.

    CONSOLIDATION IN THE HEALTHCARE INDUSTRY COULD HAVE AN ADVERSE EFFECT ON OUR REVENUES AND RESULTS OF OPERATIONS.

    Many healthcare industry companies are consolidating to create new companies with greater market power. As the healthcare industry consolidates, competition to provide products and services to industry participants will become more intense. These industry participants may try to use their market power to negotiate price concessions or reductions for our products. If we are forced to reduce our prices because of consolidation in the healthcare industry, our revenues would decrease and our results of operations would suffer.

    OUR BUSINESS IS INDIRECTLY SUBJECT TO HEALTHCARE INDUSTRY COST CONTAINMENT MEASURES THAT COULD RESULT IN REDUCED SALES OF OUR PRODUCTS.

    Our healthcare customers rely on third party payors, such as government programs and private health insurance plans, to reimburse some or all of the cost of the procedures in which our products are used. The continuing efforts of government, insurance companies and other payors of healthcare costs to contain or reduce those costs could lead to patients being unable to obtain approval for payment from these third party payors. If that occurred, sales of implantable medical devices may decline significantly, and our customers may reduce or eliminate purchases of our products. The cost containment measures that healthcare providers are instituting, both in the United States and internationally, could harm our ability to operate profitably.

    OUR COMMERCIAL POWER SOURCE REVENUES ARE DEPENDENT ON CONDITIONS IN THE OIL AND NATURAL GAS INDUSTRY, WHICH HISTORICALLY HAVE BEEN VOLATILE.

    Sales of our commercial power sources depend to a great extent upon the condition of the oil and gas industry and, specifically, the exploration and production expenditures of oil and gas companies. In the past, oil and natural gas prices have been volatile and the oil and gas exploration and production industry has been cyclical, and it is likely that oil and natural gas prices will continue to fluctuate in the future. The current and anticipated prices of oil and natural gas influence the oil and gas exploration and production business and are affected by a variety of political and economic factors beyond our control, including worldwide demand for oil and natural gas, worldwide and domestic supplies of oil and natural gas, the ability of the Organization of Petroleum Exporting Countries, or OPEC, to set and maintain production levels and pricing, the level of production of non-OPEC countries, the price and availability of alternative fuels, political stability in oil producing regions and the policies of the various governments regarding exploration and development of their oil and natural gas reserves. An adverse change in the oil and gas exploration and production industry or a reduction in the exploration and production expenditures of oil and gas companies could cause our revenues from commercial power sources to suffer.

                         RISKS RELATED TO THIS OFFERING

    THE POSSIBLE VOLATILITY OF OUR STOCK PRICE COULD ADVERSELY AFFECT OUR STOCKHOLDERS.

    Securities markets worldwide have recently experienced significant price and volume fluctuations and the market prices of the securities of technology companies have been especially volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our common stock could decrease significantly. Investors may be unable to resell their shares of our common stock at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were to become the object of securities class action litigation, we may face substantial costs and our management's attention and resources may be diverted, which could harm our business.

    DLJ MERCHANT BANKING PARTNERS II, L.P. AND SOME OF ITS AFFILIATES ARE PARTY TO STOCKHOLDERS AGREEMENTS WHICH ENABLE THEM TO EXERT SIGNIFICANT INFLUENCE OVER US AND THEY MAY HAVE INTERESTS THAT CONFLICT WITH THOSE OF OTHER STOCKHOLDERS, INCLUDING PURCHASERS IN THIS OFFERING.

    DLJ Merchant Banking Partners II, L.P. and some of its affiliates, which we refer to collectively as DLJ Merchant Banking, have substantial control over our company and may have different interests than those of other holders of our common stock. Prior to this offering, DLJ Merchant Banking held 54.7% of our outstanding common stock and after this offering, these entities will beneficially own approximately 32.0%, or 28.1% if the underwriters exercise their over-allotment option in full, of our outstanding common stock. As a result of its stock ownership and related contractual rights, DLJ Merchant Banking has significant control over our business policies and affairs, including the power to:

    - nominate all but one member of our Board of Directors and elect our directors; and

    - appoint new management.

    The parties to the stockholders agreements have agreed to vote in favor of DLJ Merchant Banking's director nominees. The directors elected by DLJ Merchant Banking have the ability to control decisions affecting the business and management of our company, including our capital structure. This includes the issuance of additional capital stock, the implementation of stock repurchase programs and the declaration of dividends.

    The general partners of each of the entities comprising DLJ Merchant Banking are affiliates or employees of Credit Suisse First Boston Corporation, one of the managing underwriters of this offering.

    FUTURE SALES OF OUR COMMON STOCK COULD ADVERSELY AFFECT OUR STOCK PRICE.

    Sales of a substantial number of shares of common stock after this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Immediately after this offering, affiliates and holders of "restricted securities," as defined in Rule 144 under the Securities Act, will own 8,919,997 shares, representing approximately 43.1% of our outstanding shares of common stock, or if the underwriters exercise their over-allotment option in full, 8,019,997 shares, representing approximately 38.7%, of our outstanding shares of common stock. A decision by these persons to sell shares of common stock could adversely affect the trading price of our common stock. Our executive officers, directors, the selling stockholders and some of our existing stockholders and key employees have entered into the lock-up agreements described in "Underwriting."

    WE HAVE VARIOUS MECHANISMS IN PLACE TO DISCOURAGE TAKEOVER ATTEMPTS, WHICH MAY REDUCE OR ELIMINATE YOUR ABILITY TO SELL YOUR SHARES FOR A PREMIUM IN A CHANGE OF CONTROL TRANSACTION.

    Various provisions of our restated certificate of incorporation and bylaws and in Delaware corporate law may discourage, delay or prevent a change in control or takeover attempt of our company by a third party which is opposed to by our management and Board of Directors. Public stockholders who might desire to participate in such a transaction may not have the opportunity to do so. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change of control or change in our management and Board of Directors. These provisions include:

    - authorizing the issuance of "blank check" preferred stock that could be issued by our Board of Directors to increase the number of outstanding shares and thwart a takeover attempt;

    - limiting who may call special meetings of our stockholders; and

    - establishing advance notice requirements for nominations of candidates for election to our Board of Directors or for proposing matters that can be acted upon by our stockholders at stockholder meetings.

    ABSENCE OF DIVIDENDS COULD REDUCE OUR ATTRACTIVENESS TO INVESTORS.

    Some investors favor companies that pay dividends, particularly in market downturns. We currently intend to retain any future earnings for funding growth and, therefore we do not currently anticipate paying cash dividends on our common stock in the foreseeable future. Because we may not pay dividends, your return on this investment likely depends on your ability to sell our stock for a profit.

                           FORWARD LOOKING STATEMENTS

    Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectations, which are subject to known and unknown risks, uncertainties and assumptions. They include statements relating to:

    - future revenues, expenses and profitability;

    - the future development and expected growth of our business and the implantable medical device industry;

    - our ability to successfully execute our business model and our business strategy;

    - our ability to identify trends within the industries for implantable medical devices, medical components and commercial power sources and to offer products and services that meet the changing needs of those markets;

    - projected capital expenditures; and

    - trends in government regulation.

    You can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially from those suggested by these forward-looking statements. In evaluating these statements, you should carefully consider the risks outlined under "Risk Factors." All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements and risk factors contained throughout this prospectus. We are under no duty to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results.

    In this prospectus, we rely on and refer to information and statistics regarding the implantable medical device industry. We obtained this information and statistics from third party sources. We believe that these sources are reliable, but we have not independently verified them.

                                USE OF PROCEEDS


    We will receive proceeds from this offering, assuming an offering price of $26.99 per share, the last reported sale price on The New York Stock Exchange on July 9, 2001, and after deducting underwriting discounts and commissions and estimated offering expenses of $4.8 million payable by us, of approximately $49.2 million.


    We plan to use the net proceeds of this offering for general corporate purposes, which may include the repayment of debt and future acquisitions, although we currently have no commitments to acquire additional businesses.

    We will not receive any proceeds from the sale of common stock by the selling stockholders.

                    COMMON STOCK PRICE RANGES AND DIVIDENDS

    Our common stock began trading on The New York Stock Exchange on September 29, 2000 under the symbol "GB." The following table sets forth for the fiscal quarters indicated below the high and low closing prices per share for our common stock as reported on the NYSE Composite Tape.


                                                                  HIGH               LOW
                                                             ---------------   ---------------
2000
Third Quarter (from September 29, 2000)....................  $         22.88   $         22.88
Fourth Quarter.............................................            29.88             21.75

2001
First Quarter..............................................  $         27.75   $         18.99
Second Quarter.............................................            32.50             17.46
Third Quarter (through July 9, 2001).......................            28.21             26.99


    We do not intend to pay cash dividends in the foreseeable future. We currently intend to retain any earnings to further develop and grow our business and to reduce our indebtedness. We are a holding company and are dependent on distributions from our subsidiaries to meet our cash requirements. The terms of the amended credit agreement governing our credit facility limit the ability of our subsidiaries to make distributions to us and consequently limit our ability to pay dividends on our common stock.

                                 CAPITALIZATION


    The following table sets forth our cash and capitalization as of March 30, 2001 on an actual basis, an unaudited pro forma basis and on an unaudited pro forma as adjusted basis. Our pro forma capitalization gives effect to our acquisition of Sierra and our amended credit facility. Our pro forma as adjusted capitalization gives effect to the pro forma capitalization and the sale by us of the 2,000,000 shares of our common stock offered by this prospectus at an assumed offering price of $26.99 per share, the last reported sale price on The New York Stock Exchange on July 9, 2001, and after deducting underwriting discounts and commissions and estimated offering expenses of $4.8 million payable by us as if this offering had occurred on March 30, 2001. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and accompanying notes included elsewhere in this prospectus.



                                                                 AS OF MARCH 30, 2001
                                                      ------------------------------------------
                                                                                      PRO FORMA
                                                       ACTUAL        PRO FORMA       AS ADJUSTED
                                                      --------      -----------      -----------
                                                                    (UNAUDITED)      (UNAUDITED)
                                                                    (IN THOUSANDS)
Cash and cash equivalents...........................  $    253        $     48         $ 49,259
                                                      ========        ========         ========
Debt:
  Credit facility (1):
    Term loan.......................................  $ 35,000        $ 80,000         $ 80,000
    Revolving line of credit........................       500           2,500            2,500
                                                      --------        --------         --------
      Total debt....................................    35,500          82,500           82,500
                                                      --------        --------         --------
Stockholders' equity:
  Preferred stock, $.001 par value, 100,000,000
    shares authorized and none outstanding..........        --              --               --
  Common stock, $.001 par value; 100,000,000 shares
    authorized; 18,974,028 shares issued and
    18,712,967 shares outstanding (actual);
    18,974,028 shares issued and 18,712,967 shares
    outstanding (pro forma); 20,974,028 shares
    issued and 20,712,967 shares outstanding (pro
    forma as adjusted)..............................        19              19               21
  Capital in excess of par value....................   157,537         157,537          206,746
  Retained deficit..................................   (17,607)        (17,607)         (17,607)
  Treasury stock, at cost (261,061 shares, actual,
    pro forma and pro forma as adjusted)............    (4,179)         (4,179)          (4,179)
                                                      --------        --------         --------
      Total stockholders' equity....................   135,770         135,770          184,981
                                                      --------        --------         --------
        Total capitalization........................  $171,270        $218,270         $267,481
                                                      ========        ========         ========


------------------------

(1) We amended our existing credit facility with a consortium of banks in June 2001. The amended facility consists of an $80.0 million term loan and a $20.0 million revolving line of credit. We used proceeds from the amended facility to finance our acquisition of Sierra.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table provides selected financial data of our company for the periods indicated. You should read the selected consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and with our consolidated financial statements and related notes appearing elsewhere in this prospectus. The consolidated statement of operations data for the years ended January 1, 1999, December 31, 1999 and December 29, 2000 and the consolidated balance sheet data at December 31, 1999 and December 29, 2000 have been derived from our financial statements and related notes appearing elsewhere in this prospectus which have been audited by Deloitte & Touche LLP, independent auditors. The statement of operations data for the year ended December 31, 1996, the period from January 1, 1997 to July 10, 1997 and the period from July 11, 1997 to January 2, 1998 and the balance sheet data at December 31, 1996, January 2, 1998 and January 1, 1999 have been derived from our audited financial statements and related notes not included in this prospectus which have been audited by Deloitte & Touche LLP, independent auditors. The consolidated statement of operations data for the three months ended March 31, 2000 and March 30, 2001 and the consolidated balance sheet data at March 30, 2001 are unaudited but, in the opinion of management, include all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of our results for these interim periods. The results of operations for the three months ended March 30, 2001 are not necessarily indicative of results to be expected for the entire year or for any period.

                                         WILSON GREATBATCH                  WILSON GREATBATCH TECHNOLOGIES, INC.
                                             LTD. (1)             ---------------------------------------------------------
                                    ---------------------------
                                                    JANUARY 1,     JULY 11,                   YEAR ENDED (2)
                                     YEAR ENDED       1997 TO       1997 TO     -------------------------------------------
                                    DECEMBER 31,     JULY 10,     JANUARY 2,    JANUARY 1,    DECEMBER 31,    DECEMBER 29,
                                        1996           1997          1998        1999 (3)         1999          2000 (4)
                                    -------------   -----------   -----------   -----------   -------------   -------------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)

CONSOLIDATED STATEMENT OF
OPERATIONS DATA:
Total revenues....................     $51,390        $30,468       $ 27,193      $ 77,361      $ 79,235        $ 97,790
Cost of goods sold................      26,070         14,922         12,241        36,454        41,057          55,446
                                       -------        -------       --------      --------      --------        --------
Gross profit......................      25,320         15,546         14,952        40,907        38,178          42,344
Selling, general and
  administrative..................      10,356          6,729          5,412        11,484         9,880          11,473
Research, development and
  engineering.....................       7,951          4,400          4,619        12,190         9,339           9,941
Intangible amortization...........          --             --          1,810         5,197         6,510           6,530
Transaction related expenses......          --         11,097             --            --            --              --
Write-off of purchased in-process
  research, development and
  engineering.....................          --             --         23,779            --            --              --
                                       -------        -------       --------      --------      --------        --------
                                         7,013         (6,680)       (20,668)       12,036        12,449          14,400
Interest expense..................         388            252          4,128        10,572        13,420          12,958
Other expense (income)............        (124)          (117)            74           364         1,343            (189)
                                       -------        -------       --------      --------      --------        --------
Income (loss) before income
  taxes...........................       6,749         (6,815)       (24,870)        1,100        (2,314)          1,631
Income tax expense (benefit)
  (5).............................         157          1,053         (9,468)          410          (605)            611
                                       -------        -------       --------      --------      --------        --------
Income (loss) before loss on
  retirement of debt and
  cumulative effect of accounting
  change..........................       6,592         (7,868)       (15,402)          690        (1,709)          1,020
Extraordinary loss on retirement
  of debt (6).....................          --             --             --            --            --          (1,568)
Cumulative effect of accounting
  change (7)......................          --             --             --            --          (563)             --
                                       -------        -------       --------      --------      --------        --------
Net income (loss).................     $ 6,592        $(7,868)      $(15,402)     $    690      $ (2,272)       $   (548)
                                       =======        =======       ========      ========      ========        ========

Basic earnings (loss) per share
  (8)
  Income (loss) from continuing
    operations....................     $   732        $  (874)      $  (1.74)     $   0.07      $  (0.14)       $   0.07
  Net income (loss)...............     $   732        $  (874)      $  (1.74)     $   0.07      $  (0.18)       $  (0.04)
Diluted earnings (loss) per share
  (8)
  Income (loss) from continuing
    operations....................     $   732        $  (874)      $  (1.74)     $   0.06      $  (0.14)       $   0.07
  Net income (loss)...............     $   732        $  (874)      $  (1.74)     $   0.06      $  (0.18)       $  (0.04)
Weighted average shares
  outstanding (8):
  Basic...........................           9              9          8,855        10,461        12,491          14,167
  Diluted.........................           9              9          8,855        10,677        12,491          14,434

CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.........     $    54        $   N/A       $  2,319      $  4,140      $  3,863        $     16
Total assets......................      32,462            N/A        111,709       194,390       189,779         181,647
Long-term obligations.............       5,150            N/A         72,714       129,563       127,623          30,951
Total stockholders' equity........      16,914            N/A         28,239        45,595        46,407         135,834

                                    WILSON GREATBATCH TECHNOLOGIES, INC.
                                    -----------------------
                                         THREE MONTHS
                                           ENDED (2)
                                    -----------------------
                                    MARCH 31,    MARCH 30,
                                       2000         2001
                                    ----------   ----------
                                          (UNAUDITED)
                                     (IN THOUSANDS, EXCEPT
                                        PER SHARE DATA)
CONSOLIDATED STATEMENT OF
OPERATIONS DATA:
Total revenues....................   $ 23,176     $ 29,571
Cost of goods sold................     12,936       15,560
                                     --------     --------
Gross profit......................     10,240       14,011
Selling, general and
  administrative..................      2,624        3,780
Research, development and
  engineering.....................      2,520        3,188
Intangible amortization...........      1,627        1,639
Transaction related expenses......         --           --
Write-off of purchased in-process
  research, development and
  engineering.....................         --           --
                                     --------     --------
                                        3,469        5,404
Interest expense..................      3,985          712
Other expense (income)............         61           59
                                     --------     --------
Income (loss) before income
  taxes...........................       (577)       4,633
Income tax expense (benefit)
  (5).............................       (184)       1,714
                                     --------     --------
Income (loss) before loss on
  retirement of debt and
  cumulative effect of accounting
  change..........................       (393)       2,919
Extraordinary loss on retirement
  of debt (6).....................         --       (2,994)
Cumulative effect of accounting
  change (7)......................         --           --
                                     --------     --------
Net income (loss).................   $   (393)    $    (75)
                                     ========     ========
Basic earnings (loss) per share
  (8)
  Income (loss) from continuing
    operations....................   $  (0.03)    $   0.16
  Net income (loss)...............   $  (0.03)    $  (0.00)
Diluted earnings (loss) per share
  (8)
  Income (loss) from continuing
    operations....................   $  (0.03)    $   0.15
  Net income (loss)...............   $  (0.03)    $  (0.00)
Weighted average shares
  outstanding (8):
  Basic...........................     12,616       18,713
  Diluted.........................     12,616       19,059
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.........   $  2,474     $    253
Total assets......................    187,782      184,407
Long-term obligations.............    123,067       35,916
Total stockholders' equity........     45,980      135,770

----------------------------------

(1) The financial data for periods prior to July 11, 1997 relate to Wilson Greatbatch Ltd., our predecessor.

(2) Our fiscal year ends on the closest Friday to December 31. Accordingly, our fiscal year will periodically contain more or less than 365 days. For example, fiscal 1998 ended on January 1, 1999, fiscal 1999 ended on December 31, 1999 and fiscal 2000 ended on December 29, 2000. Our fiscal quarters are three-month periods that end on the Friday closest to the end of the applicable calendar quarter.

(3) In August 1998, we acquired the assets and liabilities of Hittman. These figures include the results of operations of Hittman from August 8, 1998 to January 1, 1999.

(4) In August 2000, we acquired all of the capital stock of BEI. These figures include the results of operations of BEI from August 4, 2000 to December 29, 2000.

(5) Wilson Greatbatch Ltd., our predecessor, incurred minimal state taxes as a former subchapter S corporation. The federal and state taxes for the period from January 1, 1997 to July 10, 1997 are directly attributable to our acquisition of our predecessor in July 1997.

(6) Fiscal year 2000 and the three months ended March 30, 2001 include an extraordinary loss for the extinguishment of debt of $1.6 million and $3.0 million, respectively, as a result of our prepayment of a portion of our former credit facility and the repurchase of our senior subordinated notes.

(7) Fiscal year 1999 includes the cumulative effect of an accounting change as a result of adopting a new accounting rule for the treatment of start-up activities.

(8) We calculate basic earnings per share by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. We calculate diluted earnings (loss) per share by adjusting for common stock equivalents, which consist of stock options. During the period from July 11, 1997 to January 2, 1998, the year ended December 31, 1999 and the three month period ended March 31, 2000, there were options to purchase approximately 0, 246,000 and 222,000 shares of common stock, respectively, that were not included in the computation of diluted earnings per share because to do so would be antidilutive for those periods. Diluted earnings per share for all other periods include the potentially dilutive effect of stock options.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF A NUMBER OF FACTORS, INCLUDING, BUT NOT LIMITED TO, THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We are a leading developer and manufacturer of power sources, feedthroughs and wet tantalum capacitors used in implantable medical devices. We also develop and manufacture other components used in implantable medical devices. We leverage our core competencies in technology and manufacturing to develop and produce power sources for commercial applications that demand high performance and reliability. These applications include aerospace, oil and gas exploration and oceanographic equipment.

    In July 1997, DLJ Merchant Banking and members of our management formed our company to acquire Wilson Greatbatch Ltd. from relatives of its founder, Mr. Wilson Greatbatch, in a leveraged buyout transaction. In the leveraged buyout transaction, DLJ Merchant Banking and its affiliates initially acquired approximately 86% of our outstanding common stock. In connection with the leveraged buyout, we issued $25.0 million principal amount of 13% senior subordinated notes, entered into a $10.0 million revolving line of credit and incurred $50.0 million of senior Term A and Term B loans. Affiliates of DLJ Merchant Banking originally purchased $22.5 million of the principal amount of the notes and led a syndicate of financial institutions in extending us the line of credit and term loans. The leveraged buyout generated $82.9 million in intangible assets, of which approximately $6.1 million was allocated to goodwill. In connection with the leveraged buyout, we recorded a one time write-off of $23.8 million of purchased in-process research and development costs.

    In August 1998, we acquired Hittman, a medical components manufacturer, for $71.8 million. At the time of the acquisition, we paid $69.0 million. A portion of the consideration was contingent upon Hittman achieving financial targets after the acquisition. Some of these targets were achieved in 1998 and we subsequently paid $2.8 million to the former owner of Hittman. In connection with our acquisition of Hittman, we borrowed an additional $60.0 million of Term A and Term B loans and increased our revolving line of credit up to a maximum of $20.0 million. We recorded the Hittman acquisition using the purchase method of accounting. The excess of the purchase price over the fair value of the net assets that we acquired was $67.7 million, of which $17.4 million was allocated to identifiable intangible assets and $50.3 million was allocated to goodwill. Sales by Hittman of $8.8 million are reflected in our 1998 results.

    In August 2000, we acquired all of the capital stock of BEI, a small specialty battery manufacturer, from Hitachi-Maxell, Ltd. in exchange for 339,856 shares of our common stock and the assumption of approximately
$2.7 million of indebtedness. The acquisition was accounted for as a purchase. The excess of the purchase price over the fair value of the net assets that we acquired was $0.8 million, all of which was allocated to goodwill. Sales by BEI of $4.0 million are reflected in our 2000 results.

    In October 2000, we completed our initial public offering. We sold 5,750,000 shares of common stock at a price of $16.00 per share and received net proceeds of $84.0 million. All of the net proceeds were used to prepay a portion of our senior debt.

    On January 12, 2001, we consummated a $60.0 million credit facility consisting of a $40.0 million term loan and a $20.0 million revolving line of credit. The proceeds from the $40.0 million term loan were used to pay off the Term A facility, Term B facility and the senior subordinated notes that were outstanding as of December 29, 2000, plus accrued interest and a call premium. We amended the new credit facility, which has a term of five years, in June 2001 as described below. Interest is payable monthly on any outstanding prime rate loans and upon the contractual maturity for the London Interbank Offered Rate, or LIBOR, based loans. The interest rate charged is, at our option, based on either prime or LIBOR plus or minus an interest rate modifier. At current leverage levels, the applicable interest rates for both the term loan and the revolving line of credit are prime less 1.0% or LIBOR plus 1.25%, at our option.

    In June 2001, we acquired Sierra, a leading developer and manufacturer of EMI filters and capacitors for implantable medical devices, for approximately $49.0 million in cash and certain assumed liabilities. The acquisition was accounted for as a purchase. The excess of the purchase price over the fair value of the net assets that we acquired will be allocated to identifiable intangible assets and to goodwill.

    In conjunction with our acquisition of Sierra, we amended our existing
$60.0 million credit facility with a consortium of banks by increasing the total size of the facility to $100.0 million. The amended facility consists of an $80.0 million term loan and a $20.0 million revolving line of credit. Both the term loan and the revolving line of credit have a term of five years, maturing in July 2006. We used proceeds from the amended facility to finance the acquisition of Sierra.

    A brief description follows of the more significant projects which comprise the 1997 purchased in-process research and development costs. Each description addresses the status as of the acquisition date and the current status of each project.

CAPACITORS

    The objective of this project was to develop new capacitor technology to facilitate a significant reduction in the size of ICDs by significantly improving the energy density.

    Capacitor project expenditures, at the time of the leveraged buyout, totaled $2.6 million with additional expenditures of $2.0 million anticipated through completion of the project. We expected development efforts to be completed by mid-1998 and projected first year revenues of $1.4 million. We deemed the technical risks associated with this project to be moderate, as the technology was similar to our battery technology, and the commercialization risks we viewed as low, since we were working with the same customers as for our power source business.

    Development efforts for the first generation capacitors continued through the third quarter of 1999. Revenues in 1999 were $2.3 million. Total development costs through the end of 1999 (including operating losses as this project transitioned to product line status) were $10.8 million. In addition, approximately $8.2 million in capital expenditures were incurred. The revisions of our original timeline and cost estimates resulted from the difficulty in manufacturing capacitors to customer specifications, which became more stringent than those originally envisioned.

NEXT GENERATION ICD

    The objective of this project was to develop several proprietary process improvements to reduce the size of the ICD battery, while at the same time delivering more energy density than the products sold at the time.

    At the time of the leveraged buyout, $0.1 million had been expended on this project with additional expenditures of $0.4 million anticipated through completion. We expected development efforts to be completed by the end of 1997. First year revenues of $6.4 million were projected to begin in 1998. We deemed the technical and commercialization risks to be low since the technology, end-user applications and customer base were familiar to us.

    Development efforts were completed by December 1997 with a total cost of $0.5 million. First year revenues were $6.4 million.

GREATBATCH SCIENTIFIC

    The objective of this project was to develop battery-powered surgical devices which were magnetic resonance imaging, or MRI, compatible, in order to develop a new product line, a new customer base and a new outlet for our already-existing batteries.

    At the time of the leveraged buyout, we had expended $2.0 million on this project with additional expenditures of $1.7 million anticipated through completion. We expected to ship the first instruments in the third quarter of 1998. First year revenues of $4.6 million were projected to begin in 1998. We viewed the technical risk as moderate, as we had not produced a wide variety of surgical devices, and the commercialization risk as high. We intended to outsource much of the production and to initiate distribution to a completely new customer base.

    In order to focus our efforts on integrating the Hittman acquisition and bringing our capacitor project into full production, we sold the Greatbatch Scientific operation to an unrelated medical device company in August 1998 in exchange for stock of the acquiror. Greatbatch Scientific had no further impact on our sales or operating costs after August 1998.

    Sales from July 1997 through August 1998 were less than $0.1 million.

LITHIUM ION PRODUCTS

    The objective of this project was to develop and manufacture rechargeable lithium ion batteries suitable for use in implantable medical devices.

    At the time of the leveraged buyout, $0.5 million had been expended on this project, which was expected to be completed by the end of 1997. First year revenues of $0.9 million were projected to begin in 1998. We viewed the technical risk as moderate as we had not previously developed multi-use batteries. We viewed the commercialization risk as moderate because we would be targeting a new customer base.

    We completed development efforts on the first generation of rechargeable lithium ion cell in the second quarter of 2000 and are now designing custom cells and packs for specific customer applications. Sales revenue has not yet begun. However, non-refundable engineering fees, which are recorded as an offset to development expenses, have approximated $2.6 million since the leveraged buyout. Development costs since the leveraged buyout have totaled $5.8 million. We have revised our original timelines and cost estimates due to delays in the development phase of this project. Some of the customers for this project are themselves development-stage enterprises.

FISCAL YEAR AND FISCAL QUARTERS

    Our fiscal year ends on the closest Friday to December 31. Accordingly, our fiscal year will periodically contain more or less than 365 days. For example, fiscal 1998 ended on January 1, 1999, fiscal 1999 ended on December 31, 1999 and fiscal 2000 ended on December 29, 2000. Our fiscal quarters are three-month periods that end on the Friday closest to the end of the applicable calendar quarter.

REVENUE AND EXPENSE COMPONENTS

REVENUES

    We derive revenues from the sale of medical and commercial products. Our medical revenues consist of sales of implantable power sources, capacitors and components. Our commercial revenues consist of sales of commercial power sources. A substantial part of our business is conducted with a limited number of customers. Guidant accounted for approximately 34% of our revenues and St. Jude Medical accounted for approximately 31% of our revenues in 2000. We have entered into long-term supply agreements ranging from two to ten years with most of our large customers. Our supply agreements with St. Jude Medical, Medtronic, Biotronik and Guidant do not require that our customers maintain any minimum purchase levels.

    Our implantable power source revenues are derived from sales of batteries for pacemakers, ICDs and other implantable medical devices. The majority of our implantable power source customers contract with us to develop custom batteries to fit their product specifications. We are the sole provider of these products to many of our customers. We also record royalties as implantable power source revenues for licenses we have granted to others for the manufacture of batteries using designs and processes patented by us. These revenues are recognized based on the reported number of units sold. Since January 2, 1998, royalties have accounted for approximately 2.7% to 3.3% of our aggregate annual revenues. Currently, Medtronic is our sole source of royalty fees. Although our license agreement with Medtronic has no termination date, the patents from which we receive royalty payments from Medtronic expired in all material respects in January 2001. Therefore, in the absence of new patents, we do not expect to receive any significant royalties to record as implantable power source revenues for production and sales.

    Our capacitor revenues are derived from sales of our wet tantalum capacitors, which we developed for use in ICDs. In 1999 and 2000, we incurred start-up costs related to our capacitor operations of $5.7 million. We began selling our new wet tantalum capacitors commercially in the fourth quarter of 1999. We expect to enter into long term agreements of more than one year with our capacitor customers and add new customers in an effort to increase our capacitor revenues. Although there can be no assurance, we believe that our revenues in 2001 from capacitor sales will grow at a higher rate than sales of our other medical products and that our capacitor program will become profitable in 2001.

    Our components revenues are derived from sales of feedthroughs, electrodes and other precision components principally used in pacemakers and ICDs. We also sell our components for use in other implantable medical devices, such as left ventricular assist devices, hearing assist devices, drug pumps, neurostimulators and other medical applications.

    Our commercial power source revenues are primarily derived from sales of batteries for use in oil and gas exploration, including recovery equipment, pipeline inspection gauges, down-hole pressure measurement systems and seismic surveying equipment. We also supply batteries to NASA for its space shuttle program and other similarly-demanding commercial applications.

    For each of our products, we recognize revenue when the products are shipped. We do not give warranties to our customers for our products and to date, returns have been immaterial. In addition to product and royalty revenues, we also receive cash flows from cost reimbursements for research, development and engineering conducted on behalf of some of our customers. We record these cost reimbursements as an offset to research, development and engineering costs. We recognize cost reimbursements upon achieving related milestones. The cost reimbursement charged to customers represents actual costs incurred by us in the design and testing of prototypes built to customer specifications. This cost reimbursement does not include a mark-up. Price concessions have not significantly affected revenues in the historical periods presented.

EXPENSES

    Cost of goods sold includes materials, labor and other manufacturing costs associated with the products we sell. We have included start-up costs associated with the production of our capacitors in cost of goods sold. As a result, costs associated with capacitors prior to the fourth quarter of 1999, when we began to commercially offer these products, were substantially in excess of revenue generated from capacitor sales.

    Selling, general and administrative expenses include salaries, facility costs and patent-related expenses.

    Research, development and engineering expenses include costs associated with the design, development, testing, deployment and enhancement of our products. We record cost reimbursements as an offset to research, development and engineering expenses.

    Other expenses primarily include amortization of intangible assets and interest expense. Amortization of intangible assets is primarily related to the leveraged buyout and our acquisition of Hittman. Interest expense is primarily related to indebtedness we assumed in connection with these transactions.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, the percentage which the listed amounts bear to total revenues:

                                                                                                        FIRST THREE
                                                                     FISCAL YEAR                         MONTHS OF
                                                         ------------------------------------      ----------------------
                                                           1998          1999          2000          2000          2001
                                                         --------      --------      --------      --------      --------
Revenues:
  Implantable power sources........................        65.1%         51.1%         42.2%         45.4%         38.0%
  Capacitors.......................................         0.1           2.9          12.9          14.2          11.8
  Medical components...............................        18.1          33.4          30.6          30.4          26.6
                                                          -----         -----         -----         -----         -----
  Total medical revenues...........................        83.3          87.4          85.7          90.0          76.4
Commercial power sources...........................        16.7          12.6          14.3          10.0          23.6
                                                          -----         -----         -----         -----         -----
Total revenues.....................................       100.0%        100.0%        100.0%        100.0%        100.0%
                                                          =====         =====         =====         =====         =====
Income statement data as a percentage of revenues:
  Gross profit.....................................        52.9%         48.2%         43.3%         44.2%         47.4%
  Net income (loss)................................         0.9          (2.9)         (0.6)         (0.4)         (0.1)

FIRST QUARTER OF 2001 COMPARED TO FIRST QUARTER OF 2000

REVENUES

    Total revenues for the quarter ended March 30, 2001 were $29.6 million, a $6.4 million, or 28%, increase from $23.2 million for the first quarter of 2000. This increase was primarily due to the inclusion of revenues in the first quarter of 2001 of BEI, which we acquired in August 2000.

    MEDICAL. Total medical revenues for the first quarter of 2001 were $22.6 million, a $1.7 million, or 8%, increase from $20.8 million for the first quarter of 2000. Implantable power source revenues for the quarter ended
March 30, 2001 were $11.2 million, an increase of $0.7 million, or 7%, from $10.5 million for the quarter ended March 31, 2000. This increase was primarily due to our customers' increased current demand for ICD batteries versus the first quarter of 2000 and orders in anticipation of new product launches later this year. This increase was offset by a decline in sales of pacemaker batteries due to an unusually high order from one of our customers in the first quarter of 2000. Capacitor revenues for the quarter ended March 30, 2001 were $3.5 million, an increase of $0.2 million, or 6%, from $3.3 million for the first quarter of 2000. This increase was tempered by planned improvements in our capacitor technology in 2000, which reduced the number of capacitors per ICD to three from four in the first quarter of 2001. Sales of medical components were $7.9 million for the quarter ended March 30, 2001, an increase of $0.8 million, or 12%, from $7.0 million in the first quarter of 2000. The increase was primarily due to our qualifying additional components for sale with existing and new customers.

    COMMERCIAL.  Commercial power sources revenues for the quarter ended
March 30, 2001 were $7.0 million, an increase of $4.7 million, or 200%, from $2.3 million for the first quarter of 2000. The increase was primarily due to the inclusion of BEI sales in the first quarter of 2001, the continuing recovery in the oil and gas exploration business and certain price increases.

GROSS PROFIT

    Gross profit for the quarter ended March 30, 2001 was $14.0 million, an increase of $3.8 million, or 37%, from $10.2 million for the first quarter of 2000. As a percentage of total revenues, gross profit for the first quarter of 2001 increased to 47% from 44% for the first quarter of 2000. The increase in gross profit as a percentage of sales was primarily due to a higher percentage of total revenues from products which have traditionally been more profitable, such as batteries for ICDs, and the presence of significant capacitor start-up costs during the first quarter of 2000.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses for the quarter ended
March 30, 2001 were $3.8 million, an increase of $1.2 million, or 44%, from $2.6 million for the first quarter of 2000. As a percentage of total revenues, selling, general and administrative expenses were 13% in the first quarter of 2001, as compared to 11% for the first quarter of 2000. The increase in selling, general and administrative expenses was primarily due to the inclusion of costs associated with BEI in 2001, the administrative costs associated with our status as a public company and training costs associated with a new quality initiative in the first quarter of 2001.

RESEARCH, DEVELOPMENT AND ENGINEERING EXPENSES

    Research, development and engineering expenses for the quarter ended
March 30, 2001 were $3.2 million, an increase of $0.7 million, or 27%, from $2.5 million in the first quarter of 2000. As a percentage of total revenues, research, development and engineering expenses were 11% for both the first quarter of 2001 and 2000. Payments received from customers for the development of proprietary battery models are recorded as an offset to research, development and engineering expenses.

OTHER EXPENSES

    Intangible amortization was $1.6 million for both the first quarter of 2001 and 2000. Interest expense was $0.7 million for the quarter ended March 30, 2001, a decrease of $3.3 million, or 82%, from $4.0 million in the first quarter of 2000. The decrease was primarily attributable to the use of $84.0 million in net proceeds from our September 2000 initial public offering to pay down debt, lower interest rates generally in the first quarter of 2001 as compared to the first quarter of 2000 and a more favorable interest rate structure in our new credit agreement consummated in January 2001 than had been in our previous credit agreement.

PROVISION FOR INCOME TAXES

    Our effective tax rate was 37% for the quarter ended March 30, 2001 and 32% for the quarter ended March 31, 2000. Our effective tax rate increased due to an increase in state taxes, a decrease in utilizable New York State tax credits and the acquisition of BEI, a Massachusetts taxpayer. Our effective tax rate of 37% differs from the federal statutory rate of 35% due to the effect of state taxes.

INCOME (LOSS) BEFORE EXTRAORDINARY LOSS

    Income from continuing operations was $2.9 million for the first quarter of 2001 compared to a loss of $0.4 million for the first quarter of 2000. The increase was due primarily to the increase in operating income in 2001 as compared to 2000. Diluted earnings per share from continuing operations for the first quarter of 2001 were $0.15 versus ($0.03) for the first quarter of 2000.

EXTRAORDINARY LOSS

    In the quarter ended March 30, 2001, we had an extraordinary loss of $3.0 million, net of taxes, with no comparable amount for the first quarter of 2000. The loss was associated with the restructuring of our long-term debt and the related write-off of deferred financing fees and loan discounts associated with our long-term debt. Also included in the loss was the payment of $1.7 million, before taxes, as a call premium to the holders of our subordinated debt.

NET LOSS

    Our net loss in the first quarter of 2001 narrowed to ($0.1) million from a net loss of ($0.4) million in the first quarter of 2000. The reduction in net loss was primarily due to an increase in operating income in 2001 relative to 2000, offset by the extraordinary loss of $3.0 million, net of taxes, in the first quarter of 2001. Diluted loss per share was ($0.00) in the first quarter of 2001 and ($0.03) in the first quarter of 2000.

FISCAL 2000 COMPARED TO FISCAL 1999

REVENUES

    Total revenues for 2000 were $97.8 million, an $18.6 million, or 23%, increase from $79.2 million for 1999. The growth in revenues was primarily due to sales of our line of wet tantalum capacitors, which were launched commercially in the fourth quarter of 1999, and the inclusion of revenues from BEI since its acquisition in August 2000.

    MEDICAL. Total medical revenues for 2000 were $83.8 million, a $14.6 million, or 21%, increase from $69.2 million for 1999. Implantable power source revenues for 2000 were $41.3 million, a $0.8 million, or 2%, increase from $40.5 million for 1999. This increase was primarily due to higher pacemaker battery sales as a result of an increase in pacemaker device sales by our customers, both foreign and domestic. This increase was partially offset due to an industry-wide design change in ICDs that resulted in ICDs using one battery instead of two. This conversion began in mid-1999 and was substantially complete by the third quarter of 2000. Capacitor revenues for 2000 were $12.6 million, a $10.3 million increase from $2.3 million for 1999. This increase was primarily due to initial commercial sales of our new wet tantalum capacitors beginning in the fourth quarter of 1999. Medical components revenues for 2000 were $29.9 million, a $3.5 million, or 13%, increase from $26.4 million for 1999. This increase was primarily due to the sale of a greater number of implantable medical devices by our customers, as well as our sales of a broader range of components in 2000 when compared with 1999.

    COMMERCIAL. Commercial power sources revenues increased 40% to $14.0 million compared to $10.0 million for 1999. The higher revenues were primarily related to the inclusion of revenues from the BEI acquisition that was completed in August 2000.

GROSS PROFIT

    Gross profit for 2000 was $42.3 million, a $4.2 million, or 11%, increase from $38.2 million for 1999. As a percentage of total revenues, gross profit for 2000 declined to 43.3% from 48.2% for 1999. This decrease was primarily due to a lower percentage of total revenues from established product lines such as implantable power sources, with no accompanying start-up costs, versus a higher percentage of total revenues from newer products, with accompanying high start-up costs, such as capacitors. In addition, sales of lower margin products, such as medical components and commercial power sources, have increased at a faster rate than have sales of historically higher margin implantable power sources.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses for 2000 were $11.5 million, a $1.6 million, or 16%, increase from $9.9 million in 1999. The increase in selling, general and administrative expenses was primarily due to the inclusion of such expenses from BEI since its acquisition in August 2000, wage increases in 2000 as compared to wage decreases in 1999 and the accrual of incentive compensation in 2000 whereas there were no such accruals in 1999. As a percentage of total revenues, selling, general and administrative expenses were 11.8% and 12.5% in 2000 and 1999, respectively. The increase in total revenues mitigated the increase in selling, general and administrative expenses as a percentage of revenues.

RESEARCH, DEVELOPMENT AND ENGINEERING EXPENSES

    We remain committed to investing in the development of new products and in enhancing the performance of our existing products. Research, development and engineering expenses for 2000 were $9.9 million, a $0.6 million, or 6%, increase from $9.3 million for 1999. Payments received from customers for the development of proprietary battery models are recorded as an offset to research, development and engineering expenses. Such payments totaled $3.2 million and $2.5 million in 2000 and 1999, respectively. As a percentage of total revenues, research, development and engineering expenses before such payments for 2000 declined to 13.4% from 15.0% for 1999. This decrease was primarily due to the rapid growth in capacitor sales and the growth in revenues of products that historically have not required significant research, development and engineering expenses, such as medical components and commercial power sources. Major areas of development are rechargeable lithium ion batteries and new battery systems for advanced ICD applications.

OTHER OPERATING EXPENSES

    Intangible amortization was $6.5 million for 2000 and 1999. Interest expense for 2000 was $13.0 million, a decrease of $0.5 million, or 3%, from $13.4 million for 1999. This decrease was due to the use of net proceeds from our initial public offering to prepay $84.0 million of our senior debt. Miscellaneous income of $0.2 million in 2000 compares with miscellaneous expense of $1.3 million in 1999. In 2000, we sold interest rate cap agreements, which were no longer needed due to the prepayment of our senior debt, for a gain of $0.2 million. In 1999, we wrote down by $0.9 million the carrying value of our investment in an unaffiliated company.

PROVISION FOR INCOME TAXES

    Our effective tax rate increased to 37% for 2000 from 26% for 1999. This increase was primarily due to the decrease in state tax credits available to us for 2000 as compared to 1999.

INCOME (LOSS) BEFORE EXTRAORDINARY LOSS

    Income from continuing operations was $1.0 million for 2000 compared to a loss of $1.7 million for 1999. The increase was due primarily to the increase in operating income in 2000 as compared to 1999. In addition, interest charges in 2000 were less than those for 1999, due to the prepayment of $84.0 million in senior debt from the proceeds of our initial public offering. Diluted earnings per share from continuing operations for 2000 were $0.07 versus ($0.14) for 1999.

EXTRAORDINARY LOSS

    In addition to the $84.0 million prepayment of our senior debt with the net proceeds of our initial public offering, we redeemed a portion of our subordinated debt. These two transactions resulted in an extraordinary charge, net of tax, of $1.6 million in 2000. The charge relates to the write-off of fees and other expenses incurred to establish the original debt financing.

NET LOSS

    Our net loss for 2000 narrowed to ($0.5) million from a net loss of ($2.3) million in 1999. The reduction in net loss was primarily due to an increase in operating income and a reduction in interest expense. The net loss per share was ($0.04) for 2000, assuming dilution, and ($0.18) for 1999.

FISCAL 1999 COMPARED TO FISCAL 1998

REVENUES

    Total revenues for 1999 were $79.2 million, a $1.9 million, or 2%, increase from $77.4 million for 1998.

    MEDICAL. Total medical revenues for 1999 were $69.2 million, a $4.7 million, or 7%, increase from $64.5 million for 1998. Implantable power source revenues for 1999 were $40.5 million, a $9.9 million, or 20%, decrease from $50.3 million for 1998. This decrease was primarily due to a 1999 industry-wide design change in ICDs that reduced the number of batteries from two to one and the loss of market share by our ICD battery customers as a result of the introduction of a new ICD by Medtronic. Medtronic manufactured its own power sources for this ICD. This decrease was also due to a reduction in pacemaker battery demand resulting from Guidant's acquisition and subsequent closure of operations of Sulzer Intermedics, which previously purchased batteries from us. This decrease was partially offset by the successful launch of a new pacemaker by one of our customers and increased demand and orders from one of our customers that secured a government contract for pacemakers. Capacitor revenues for 1999 were $2.3 million, a $2.2 million increase from $0.1 million for 1998. This increase resulted primarily because we began selling our new wet tantalum capacitors commercially in the fourth quarter of 1999. Medical components revenues for 1999 were $26.4 million, a $12.4 million, or 89%, increase from $14.0 million for 1998. This increase was primarily due to the inclusion of a full year of operations from our Hittman acquisition and the sale of a greater number of implantable medical devices by our customers.

    COMMERCIAL. Commercial power source revenues for 1999 were $10.0 million, a $2.9 million, or 22%, decrease from $12.9 million for 1998. This decrease was primarily due to continued weakness in the oil and gas industry.

GROSS PROFIT

    Gross profit for 1999 was $38.2 million, a $2.7 million, or 7%, decrease from $40.9 million for 1998. As a percentage of revenues, gross profit for 1999 declined to 48% from 53% in 1998. The decrease in implantable power source gross profit amounted to 9% of revenue, while capacitor start-up costs totaled 6% of revenue.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses for 1999 were $9.9 million, a $1.6 million, or 14%, decrease from $11.5 million for 1998. As a percentage of revenues, selling, general and administrative expenses for 1999 declined to 12% from 15% in 1998. These decreases were due to a temporary reduction in salaries, the deferral of annual merit increases, a reduction in incentive compensation, a general cutback in discretionary expenses and a reduction in the number of our employees.

    The temporary reduction in salaries was in effect from April 1999 through December 1999 and reduced selling, general and administrative expenses by $0.3 million in 1999. The reduction in incentive compensation, including both management bonuses and broad-based profit sharing, reduced expenses by $1.0 million compared to 1998. Discretionary expenses in 1999 were $0.3 million lower than in 1998. Three employees accounted for in selling, general and administrative expenses were terminated as part of the 1999 cost reductions, with total cost savings of less than $0.1 million, net of severance benefits.

RESEARCH, DEVELOPMENT AND ENGINEERING EXPENSES

    Research, development and engineering expenses for 1999 were $9.3 million, a $2.9 million, or 23%, decrease from $12.2 million for 1998. As a percentage of total revenues, research, development and engineering expenses in 1999 declined to 12% from 16% in 1998. Beginning in 1999, as we anticipated achieving production volumes of our capacitors, we accounted for costs associated with our capacitor program as cost of goods sold, selling, general and administrative expenses and research, development and engineering expenses. In prior years, these costs were recognized only as research, development and engineering expenses. This had the effect of lowering research, development and engineering expenses in 1999 by $1.4 million as compared to 1998. In addition, in 1999, we had no research, development and engineering expenses for Greatbatch Scientific, one of our product lines, which we sold in 1998. The amount of the decrease in research, development and engineering expenses resulting from the sale of Greatbatch Scientific was $0.8 million. Greatbatch Scientific was a developer of battery-powered surgical tools that were magnetic resonance imaging, or MRI, compatible and incurred $0.8 million in research, development and engineering expenses in 1998.

    Costs were also reduced in 1999 for the same programs as were discussed above under the caption "Selling, general and administrative expenses." The temporary reduction in salaries reduced costs in 1999 by $0.3 million. The reduction in incentive compensation reduced expenses by $0.6 million. Four employees accounted for in research, development and engineering expenses were terminated as part of the 1999 cost reductions, with total cost savings of $0.1 million, net of severance benefits. Non-refundable engineering fees, which serve to offset expenses, declined by $0.3 million in 1999 compared to 1998.

OTHER OPERATING EXPENSES

    Intangible amortization expense for 1999 was $6.5 million, an increase of $1.3 million, or 25%, from $5.2 million in 1998. This increase was primarily due to incurring a full year of amortization of intangible assets associated with the Hittman acquisition in 1998. Interest expense was $13.4 million in 1999, an increase of $2.8 million, or 27%, from $10.6 million in 1998. This increase was due to the combination of a full year of interest expense in 1999 related to the 1998 acquisition of Hittman and higher interest rates in 1999 as compared to 1998. Other expense was $1.3 million in 1999, an increase of $0.9 million from $0.4 million in 1998. The increase resulted primarily from a write down of our investment in an unaffiliated company that we acquired in conjunction with our sale of Greatbatch Scientific.

PROVISION FOR INCOME TAXES

    Our effective tax rate declined to 26% in 1999 from 37% in 1998. Our recapture of federal alternative minimum tax credits at a 20% tax rate resulted in a rate differential of 15% from the federal statutory rate. We also benefited from state tax credits.

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE

    Loss from continuing operations was $1.7 million for 1999 compared to income of $0.7 million for 1998. The decrease was due primarily to an increase in cost of goods sold and higher other expenses in 1999 as compared to 1998. Diluted earnings per share from continuing operations for 1999 were ($0.14) versus $0.06 for 1998.

NET INCOME (LOSS)

    Net loss was ($2.3) million for 1999, a $3.0 million decrease from net income of $0.7 million for 1998. This decrease was primarily due to an increase in cost of goods sold and higher other expenses, as described above, as well as the nonrecurring cumulative effect of an accounting change which resulted in a charge of $0.6 million, net of taxes. The net loss per share was ($0.18) in 1999, compared with net income per share of $0.06 in 1998, both assuming dilution.

LIQUIDITY AND CAPITAL RESOURCES

    We strengthened our financial position in 2000 through the successful completion of our initial public offering. All of the net proceeds from the initial public offering were used to pay down a portion of our senior debt. We used the proceeds from a private sale of our stock prior to consummation of the IPO to pay off the debt we assumed in conjunction with our purchase of BEI. We also redeemed $5.0 million of our 13% senior subordinated notes. As a consequence, our debt to equity ratio fell to 25% at December 29, 2000 as compared to 287% at December 31, 1999. We further enhanced our financial position in the first quarter of 2001 through the consummation of a new credit facility. The net proceeds from a new $40.0 million term loan were used to pay off all previously existing senior and subordinated debt.

LIQUIDITY

    At March 30, 2001, we had $0.3 million of cash and cash equivalents. Cash provided by operating activities in the first quarter of 2001 was $2.5 million compared to $4.6 million in the first quarter of 2000. The decrease in cash provided by operating activities in the first quarter of 2001 as compared to that of 2000 was primarily due to increases in accounts receivable and inventories, necessitated by the first quarter 2001 sales level and anticipated customer demand. As of December 29, 2000, we had minimal cash and cash equivalents due to the prepayments of our debt. Cash provided by operating activities in 2000 was $18.2 million compared to $9.0 million and $9.1 million in 1999 and 1998, respectively. The increase in cash provided by operating activities in 2000 when compared to 1999 was primarily due to an increase in operating income, the receipt of refunds from state tax credits and previously-paid income taxes and a reduction in net operating assets. Cash provided by operating activities declined in 1999 as from 1998 levels primarily due to a net loss in 1999 compared to net income of $0.7 million in 1998, offset by higher non-cash charges in 1999.

    Net cash used in investing activities was $2.5 million in the first quarter of 2001 and $2.2 million in the first quarter of 2000. Capital expenditures were $1.6 million and $1.9 million for the first quarters of 2001 and 2000, respectively. Cash used in investing activities was $3.4 million, $8.8 million and $83.4 million for 2000, 1999 and 1998, respectively. Capital expenditures were $4.5 million, $8.5 million and $6.2 million for 2000, 1999 and 1998, respectively. Our acquisition of Hittman significantly impacted cash used in investing activities in 1998.

    Cash provided by financing activities was $0.2 million in the first quarter of 2001, compared with cash used in financing activities of $3.8 million in 2000. In January 2001, we used $40.0 million of proceeds from a new term loan and cash generated by operating activities to pay off the remaining
$15.2 million of our senior debt, and the remaining $18.3 million of our 13% senior subordinated notes. We also prepaid $5.0 million of the new term loan by March 30, 2001. Cash used in financing activities in the first quarter of 2000 was primarily the result of debt repayments. Cash used in financing activities was $18.6 million and $0.4 million in 2000 and 1999, respectively, compared with cash provided by financing activities of $76.1 million in 1998. In 2000, we used the proceeds from our initial public offering and cash generated by operating activities to prepay or make regularly scheduled payments of $94.8 million on our senior debt, including our revolving line of credit. We redeemed
$5.0 million of our 13% subordinated notes and purchased $2.0 million of our common stock, which we currently hold as treasury shares, from the holder of the redeemed notes. The stock was valued at the initial public offering price of $16.00 per share. In 2000, we also sold $3.0 million of our stock to the previous owner of BEI and used these proceeds to pay off the $2.7 million in debt we assumed in the BEI acquisition. Cash provided by financing activities in 1999 and 1998 was primarily the result of transactions related to our acquisition of Hittman and debt repayments.

    We believe that cash generated from operations and proceeds from this offering will be sufficient to meet our working capital needs and planned capital expenditures for the near term. Capital expenditures for 2001 are expected to be approximately $8.2 million, of which approximately $2.9 million will be for capital supporting new product development. Should suitable investment opportunities arise during the second half of fiscal 2001, we believe that our earnings, cash flows and balance sheet will permit us to obtain additional debt or equity capital, if necessary. There can be no assurance, however, that additional financing will be available to us or, if available, that it can be obtained on a timely basis or on terms acceptable to us.

CAPITAL STRUCTURE

    Our capital structure consists of interest-bearing debt and equity. Interest-bearing debt as a percentage of our total capitalization increased to 21% at March 30, 2001 compared to 20% at December 29, 2000. Our long-term debt at March 30, 2001 consisted of $35.0 million in a term note and $0.5 million in borrowings under our revolving line of credit. Interest-bearing debt as a percentage of our total capitalization decreased to 20% at December 29, 2000 compared to 74% at December 31, 1999, primarily due to the use of the net proceeds from our initial public offering to pay down a portion of our senior debt. Our long-term debt at December 29, 2000 consisted of subordinated notes and senior debt. Senior debt was comprised of Term A and Term B loans and a $20.0 million revolving line of credit.

    In January 2001, we entered into a $60.0 million credit facility consisting of a $40.0 million term loan and a $20.0 million revolving line of credit. Both the term loan and the revolving line of credit have a term of five years and mature on January 1, 2006. The new credit agreement is secured by our accounts receivable and inventories and requires us to comply with various quarterly financial covenants related to EBITDA, as it is defined in the credit agreement, and ratios of leverage, interest and fixed charges as they relate to EBITDA. Both the term loan and revolving line of credit bear interest at a rate that varies with our level of leverage. At current leverage levels, the applicable interest rates for both the term loan and the revolving line of credit are prime less 1.0% or LIBOR plus 1.25%, at our option. At June 1, 2001, the weighted average interest rate for the term loan was 5.34% and there was nothing outstanding under the revolving line of credit.

    We used the proceeds from the new term loan to pay off the remaining senior debt and the senior subordinated notes that were outstanding as of December 29, 2000, plus accrued interest and a call premium. At that date, there was $18.3 million principal amount outstanding under our 13% senior subordinated notes, $6.2 million outstanding under our Term A loan facility and $9.0 million outstanding under our Term B loan facility. There were no amounts outstanding under the revolving line of credit. At December 29, 2000, the weighted average interest rate for our Term A loans was 10.3% and the weighted average interest rate for our Term B loans was 10.5%. Associated with this debt prepayment was an extraordinary charge recorded in the first quarter of 2001 in the amount of $3.0 million, net of tax.

    In June 2001, in conjunction with our acquisition of Sierra, we amended our existing $60.0 million credit facility with a consortium of banks by increasing the total size of the facility to $100.0 million. The amended facility consists of an $80.0 million term loan and a $20.0 million revolving line of credit. Both the term loan and the revolving line of credit have a term of five years, maturing in July 2006. We used the amended facility to finance the acquisition of Sierra. At current leverage levels, the applicable interest rates for both the term loan and the revolving line of credit are prime, or LIBOR plus 2.125%, at our option.

INFLATION

    We do not believe that inflation has had a significant effect on our operations to date.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    Under the amended credit facility, both the term loan and any borrowings under the line of credit bear interest at fluctuating market rates. An analysis of the impact on our interest rate sensitive financial instruments of a hypothetical 10% change in short-term interest rates shows an impact on expected 2001 earnings of approximately $0.5 million of higher or lower earnings, depending on whether short-term rates rise or fall by 10%. The discussion and the estimated amounts referred to above include forward-looking statements of market risk which involve certain assumptions as to market interest rates. Actual future market conditions may differ materially from such assumptions. Accordingly, the forward-looking statements should not be considered projections of future events by our company.

NEW ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. In June 2000, the FASB issued SFAS No. 138, which amends certain provisions of SFAS No. 133 to clarify four areas causing difficulties in implementation. The amendment included expanding the normal purchase and sale exemption for supply contracts, permitting the offsetting of certain intercompany foreign currency derivatives and thus reducing the number of third party derivatives, permitting hedge accounting for foreign-currency denominated assets and liabilities and redefining interest rate risk to reduce sources of ineffectiveness. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. We adopted SFAS
No. 133 effective December 30, 2000, which was the first day of fiscal 2001. We do not expect the adoption of SFAS No. 133 to have a significant impact on our consolidated financial position, results of operations or cash flows.

PROPOSED ACCOUNTING STANDARD

    In February 2001, the FASB released a revised exposure draft for a proposed SFAS, "Business Combinations and Intangible Assets--Accounting for Goodwill." The proposed standards would, among other things:

    - prohibit the use of the pooling-of-interests method of accounting for business combinations;

    - require that goodwill not be amortized in any circumstance; and

    - require that goodwill be tested for impairment annually or when events or circumstances occur between annual tests indicating that goodwill of a reporting unit might be impaired.


    The FASB plans to simultaneously issue two Statements on business combinations and goodwill and intangible assets. One of those Statements will incorporate its decisions related to accounting and reporting for a business combination (the Statement on business combinations). The other Statement will incorporate its decisions on the accounting for goodwill and other purchased intangible assets subsequent to an acquisition (the Statement on goodwill and intangible assets). The FASB approved both Statements on June 29, 2001 and expects to issue the Statements in the second half of July 2001. The proposed standards would take full effect in fiscal 2002. The provisions of any final standards could differ from those reflected in the exposure draft. As a result, the actual application of any final standard could result in different effects than those described above. We have not tested goodwill for impairment under the proposed standards.

                                    BUSINESS

OVERVIEW

    We are a leading developer and manufacturer of power sources, feedthroughs and wet tantalum capacitors used in implantable medical devices. We also develop and manufacture other components used in implantable medical devices, and we believe that we are a preferred supplier of power sources and components. We offer technologically advanced, highly reliable and long lasting products for implantable medical devices and enable our customers to introduce implantable medical devices that are progressively smaller, longer lasting, more efficient and more functional. We leverage our core competencies in technology and manufacturing to develop and produce power sources for commercial applications that demand high performance and reliability, including aerospace, oil and gas exploration and oceanographic equipment. Our customers utilize our specially designed proprietary power sources and components in their products. We believe that our proprietary technology, close customer relationships, market leadership and dedication to quality provide us with significant competitive advantages over our competitors and create a barrier to entry for potential market entrants.

    Mr. Wilson Greatbatch patented the implantable pacemaker in 1962. In 1970, Mr. Greatbatch founded Wilson Greatbatch Ltd., our predecessor. In July 1997, DLJ Merchant Banking led a leveraged buyout of Wilson Greatbatch Ltd. Our company was incorporated in connection with the 1997 leveraged buyout to acquire Wilson Greatbatch Ltd., which is now our wholly-owned subsidiary. We acquired Hittman Materials and Medical Components, Inc., now Greatbatch-Hittman, Inc., in August 1998 to expand and complement our product lines. Hittman, a medical components manufacturer, produces feedthroughs and electrode components for implantable medical devices. Feedthroughs are among the most critical components used in implantable medical devices and both feedthroughs and electrodes are key component technologies.

IMPLANTABLE MEDICAL DEVICE INDUSTRY

OVERVIEW

    The following table sets forth the main categories of battery-powered implantable medical devices and the principal illness or symptom treated by each device:

DEVICE                                                    PRINCIPAL ILLNESS OR SYMPTOM
------                                                    ----------------------------
Pacemakers..............................................  Abnormally slow heartbeat
Implantable Cardiac Defibrillators (ICDs)...............  Rapid and irregular heartbeat
Left ventricular assist devices.........................  Heart failure
Hearing assist devices..................................  Hearing loss
Neurostimulators........................................  Tremors or chronic pain
Drug pumps..............................................  Diabetes or chronic pain

    The implantable medical device industry is expected to grow primarily as a result of:

    - advances in medical technology that will allow physicians to use implantable medical devices as a substitute for, or in conjunction with, prescription drugs, to treat a wider range of heart diseases, such as atrial fibrillation and congestive heart failure;

    - increased use of recently developed implantable medical devices, including left ventricular assist devices, hearing assist devices, neurostimulators and drug pumps;

    - expansion of indications, or uses, for implantable medical devices;

    - the aging population, which is expected to require an increasing number of pacemakers, ICDs and other implantable medical devices;

    - a combination of smaller, lighter, more efficient and more functional devices and longer-lasting power sources which will be easier for physicians to implant and will be less intrusive to recipients; and

    - increased market penetration beyond the United States and other developed countries.

    Cardiovascular Device Update has predicted that ICD revenues will grow faster than pacemaker revenues in the next three to five years. The faster growth predicted for the ICD market is based on continued penetration of existing clinical indications and anticipated expansion into new indications.

MARKET OPPORTUNITY

    The market for our power sources and components benefits directly from the growth of the implantable medical device industry. Manufacturers are dependent on advances in power sources and component technology to make their devices smaller, longer lasting, more efficient and more functional. In addition, manufacturers of implantable medical devices must be approved by the FDA, and have significant exposure to product liability claims and damages. To minimize risk and facilitate the FDA approval process, which can be lengthy, manufacturers of implantable medical devices generally require the highest quality, most reliable power sources and components available from proven suppliers. As a result, manufacturers generally enter into long-term contracts with their suppliers and often collaborate with them on power source and component development. We believe that our proprietary technology, close customer relationships, market leadership and dedication to quality provide us with significant competitive advantages over our competitors and create a barrier to entry for potential market entrants.

STRATEGY

    Our objective is to enhance our position as a leading developer and manufacturer of power sources and other components for implantable medical devices. We intend to:

    - EXPAND OUR PROPRIETARY TECHNOLOGY PORTFOLIO THROUGH CONTINUOUS TECHNOLOGICAL INNOVATION AND CONTINUE TO FOCUS OUR RESEARCH, DEVELOPMENT AND ENGINEERING EFFORTS ON PIONEERING POWER SOURCES AND ADVANCED COMPONENTS FOR IMPLANTABLE MEDICAL DEVICES. We commit substantial resources to research, development and engineering and believe that this commitment has enabled us to be at the forefront of the new technologies that are expected to drive the growth of the implantable medical device market in the foreseeable future. In 1999, we introduced a line of capacitors utilizing proprietary wet tantalum technology. Our innovative use of this technology enables us to produce capacitors that are significantly smaller than those currently used and offer improved electrical performance. We believe that our focus on technology has led to strong relationships with our customers and provides us significant advantages in maintaining our continued leadership within our markets.

    - ENHANCE OUR POSITION AS AN INTEGRATED COMPONENT SUPPLIER TO THE IMPLANTABLE MEDICAL DEVICE INDUSTRY BY BROADENING OUR PRODUCT LINE TO INCLUDE A MORE COMPREHENSIVE RANGE OF POWER SOURCES AND COMPONENTS. We believe that there is a significant opportunity to provide our customers with substantially all of the key components for their products, other than microelectronics. Our position as a leading manufacturer of implantable medical device components allows us to provide a broader range of product components than any of our competitors. As a result of our 1998 acquisition of Hittman and the internal expansion of our components business, we are able to provide a major implantable medical device manufacturer with most of the components used in its pacemakers. Our acquisition of Sierra in June 2001 added EMI filters and capacitors to our product line, further enhancing our position as a provider of enabling technologies to manufacturers of implantable medical devices. We intend to continue to expand our product line. We believe that our customers value the benefits of a stable, reliable, quality-driven supplier which is able to provide a broad range of components to meet their product requirements.

    - CONTINUE TO COLLABORATE WITH OUR CUSTOMERS TO JOINTLY DEVELOP NEW TECHNOLOGIES THAT ENABLE THEM TO DEVELOP AND MARKET INCREASINGLY MORE EFFECTIVE AND TECHNOLOGICALLY INNOVATIVE PRODUCTS. Our close relationships with our customers give us significant advantages in anticipating and meeting their requirements and needs. We intend to continue to work closely with our customers to develop innovative medical devices that utilize our specially designed, proprietary power sources and components. We are currently collaborating with two leading manufacturers of ICDs to incorporate customized configurations of our new capacitors into their most advanced product programs. We believe that by integrating our development efforts with those of our customers, we can continue to create innovative and technologically superior products and strengthen our position as a single source supplier.

    - ENTER INTO STRATEGIC ALLIANCES AND MAKE SELECTIVE ACQUISITIONS THAT COMPLEMENT OUR CORE COMPETENCIES IN TECHNOLOGY AND MANUFACTURING FOR BOTH IMPLANTABLE MEDICAL DEVICES AND OTHER DEMANDING COMMERCIAL APPLICATIONS. We regularly review strategic opportunities to acquire or license technologies. Through our 1998 acquisition of Hittman, we added two key component technologies, feedthroughs and electrodes, to our product offerings. In June 2001, we added EMI filters and capacitors to our product line by acquiring Sierra. We are currently working with strategic partners to develop rechargeable battery systems and technology for automatic external defibrillators. We believe that strategic alliances and selective acquisitions will enable us to accelerate the development of new technologies and grow our leading market share position.

PRODUCTS

    We design and manufacture a variety of power sources, capacitors and components, such as feedthroughs, electrodes and precision components for implantable medical devices. Our technology is also used in a number of demanding commercial applications, including aerospace, oil and gas exploration and oceanographic equipment. The table set forth on page 3 of this prospectus provides more detailed information about our principal products.

IMPLANTABLE POWER SOURCES

    The power sources that we produce are batteries. A battery is an electrochemical device that stores energy and releases it in the form of electricity. To generate an electrical current, electrons are first released from one part of the battery, called the anode or negative electrode. This flow of electrons, known as a current, travels to a load or device outside the battery. After powering the device, the electron flow reenters another part of the battery, called the cathode or positive electrode. As electrons flow from the anode to the device being powered by the battery, ions released from the anode cross through an electrolyte, which consists of one or more chemical compounds that facilitate the flow of ions to the cathode. The ions react with the cathode in order to complete the circuit. Separators are typically used inside the battery as electrical insulators to divide the anode and the cathode to prevent mechanical contact between them, which would result in the rapid depletion of the battery cell.

    The following diagram illustrates the battery process described in the paragraph above:

                           [BATTERY PROCESS DIAGRAM]

    From the late 1950s to the early 1970s, implantable medical devices, such as pacemakers, were powered by zinc/mercuric oxide batteries. These batteries typically lasted two to three years, often failed without warning, were large and bulky and generated hydrogen gas, making it impossible to seal the battery. In the early 1970s, we introduced lithium/iodine batteries as power sources for pacemakers. Lithium batteries manufactured by us and manufactured by others under license from us are now a principal power source for pacemakers. Pacemaker batteries utilizing our technology last approximately six years and provide high reliability and predictability. In the mid 1980s, we introduced lithium/silver vanadium batteries for powering ICDs. These batteries provide the higher power levels required by an ICD with a high degree of reliability and at least a five year battery life. Our lithium/silver vanadium oxide batteries have become a principal power source of ICDs.

    In 1996, we introduced a lighter weight titanium-encased lithium/carbon monofluoride battery as the next generation pacemaker battery. These batteries offer improved pacemaker performance in several areas, including:

    - pacemaker weight reduction of up to 25%;

    - improved electrical performance, which is more suitable for use with the latest pacemaker microelectronics; and

    - 10-15% longer battery life than comparable products.

    In 1996, we introduced a new process for cathode manufacturing that enabled the production of significantly thinner cathodes than previously possible. As a result of this new cathode manufacturing process and other design improvements, our newest generation of ICD batteries is the thinnest commercially available and is up to 50% thinner than many existing models. Over the past few years, the decrease in battery size has contributed significantly to decreases in the size of ICDs, making these devices easier to implant.

CAPACITORS

    Capacitors, which are used in ICDs, perform the critical function of storing electrical pulses before delivery to the heart. An ICD typically has two capacitors. Historically, ICDs utilized aluminum-based capacitors. In the fourth quarter of 1999, we introduced wet tantalum hybrid capacitors commercially for use in ICDs, which provide a number of advantages over aluminum-based capacitors. Our wet tantalum hybrid capacitors, which combine liquid electrolytes and ruthenium oxide cathode material with a tantalum anode component, provide a unique combination of high voltage and high energy storage capacity. This combination enables energy density not achievable with competing technologies. Our capacitors can be manufactured in many sizes and shapes to meet the specific needs of our customers.

    To produce our capacitors, we have licensed wet tantalum technology from the Evans Capacitor Company. We are the exclusive licensee for implantable medical applications of this technology. We have also developed our own portfolio of patents and patent applications covering improvements that we have made to Evans' capacitor technology. We believe that we are the only supplier of wet tantalum capacitors for the implantable medical device industry. In 1997, we entered into an agreement with a major ICD manufacturer to use our capacitor technology in their next generation of ICDs which was launched in the first quarter of 2000.

MEDICAL COMPONENTS

    We manufacture feedthroughs, electrodes and other precision components that are utilized in implantable medical devices. Feedthroughs and electrodes are critical components of these devices that deliver electrical energy to the heart.

    FEEDTHROUGHS. Feedthroughs are components that transmit electrical signals from inside an implantable medical device to the electrodes that transmit the signals to the body. Feedthroughs consist of an outer metallic structure called a flange, an electrical insulator made of ceramic or glass material, and wire connectors called poles that carry electrical signals from within the device. Our feedthroughs use a ceramic to metal seal that is substantially more durable than a traditional glass to metal seal. We also manufacture a feedthrough that includes a filtering capacitor that can filter out electromagnetic interference, such as signals from other implantable medical devices or cellular phones.

    We design and manufacture 35 types of feedthroughs. Each of our feedthroughs is designed specifically for a particular customer device. We are often the sole source of feedthroughs for our customers. In 2000, approximately 95% of our feedthroughs were used in pacemakers and ICDs, with the balance used primarily in left ventricular assist devices, hearing assist devices, drug pumps and neurostimulators. We are currently working with a number of medical device manufacturers to develop hermetic feedthroughs for the next generation of implantable medical devices and applications, including neurostimulators, middle ear devices and muscle stimulation devices.

    ELECTRODES. Electrodes are components used in pacemakers and ICDs that deliver the electrical signal from the feedthrough to the heart to restore its normal rhythm. By coating the electrode with chemical compounds, we can enhance its electrical properties and therefore better deliver energy to the heart. Some electrode tips are designed to contain medication, such as steroids, to prevent scarring of the heart tissue following electrode implantation.

    We design and manufacture a variety of coated electrodes, some of which have tips that can contain medication. We believe that our experience with physical deposition processes, such as sputtering and powder metallurgic techniques, has enabled us to produce high quality coated surfaces utilizing almost any combination of biocompatible coating surfaces.

    PRECISION COMPONENTS. We design and manufacture miniature precision components and subassemblies primarily for pacemaker and ICD manufacturers. Our precision components are machined or molded to adhere to tolerances up to one ten-thousandth of an inch. To manufacture precision components, we typically use various alloys of stainless steel, platinum, titanium, aluminum and brass, as well as plastics and composites. We also are the exclusive supplier of a critical drug pump subassembly for a manufacturer of implantable drug pumps. Although our primary focus is to develop and manufacture precision components for implantable medical devices, we also serve the general medical equipment market and the aerospace industry.

COMMERCIAL POWER SOURCES

    We have developed specialized power source technologies that are functional in high temperatures or under high shock and vibration. The majority of the commercial power sources that we sell are used in oil and gas exploration, including recovery equipment, pipeline inspection gauges, down-hole pressure measurement systems and seismic surveying equipment. We also supply power sources to NASA for its space shuttle program. In addition, our commercial power sources have been used for emergency position locating beacons and locator transmitters, classified governmental uses, electronic circuit breakers for industrial applications, weather balloon instrumentation, electricity transmission cable lighting detectors, wear monitors for train cables and scientific equipment used in Antarctica.

PRODUCT LINES UNDER DEVELOPMENT

    RECHARGEABLE LITHIUM ION BATTERIES. We are currently developing a line of rechargeable lithium ion batteries that is expected to broaden and complement our current lines of lithium batteries. A number of new medical devices require rechargeable batteries, including:

    - LEFT VENTRICULAR ASSIST DEVICES that are being developed to treat heart failure use external and internal batteries as power sources, both of which must be rechargeable. We are developing lithium ion rechargeable technology to produce lighter batteries with increased power and longer life.

    - IMPLANTABLE HEARING ASSIST DEVICES that are used to treat patients who cannot use conventional hearing aids. These batteries are compact and are capable of providing low levels of current with infrequent recharging.

    - NEUROSTIMULATORS AND DRUG PUMPS that are used for indications such as tremors, diabetes and chronic pain. Since these devices are sometimes implanted in young patients, the use of our rechargeable battery technology with extended device life should reduce the number of replacement implants needed throughout the life of the patient.

    IMPLANTABLE PUMP TECHNOLOGY. We have developed proprietary technology that has applications in implantable devices that are designed to deliver small quantities of drugs or other fluids to a patient. Several of our technologies are critical to these devices, including the power source, the feedthroughs and the pumping mechanism that moves the fluid. Currently, one of our customers has regulatory approval in Europe for a device that utilizes our implantable pump technology and has recently filed with the FDA for regulatory approval in the United States.

RESEARCH, DEVELOPMENT AND ENGINEERING

    Our position as a leading developer and manufacturer of power sources for implantable medical devices is largely the result of our long history of technological innovation. We invest substantial resources in research, development and engineering. Our scientists, engineers and technicians focus on improving existing products, expanding the use of our products and developing new products. In addition to our internal technology and product development efforts, we maintain close relationships with leading research organizations, including Alfred University, Clarkson University, the Jet Propulsion Laboratory, the applied physics department of Johns Hopkins University, NASA, Sandia-National Laboratories, the State University of New York at Buffalo and Villanova University. These relationships include funding research efforts, licensing researchers' technology and assisting in building prototypes. Our research, development and engineering team is responsible for a number of pioneering developments in the implantable medical device industry including:

        DATE                        COMMERCIAL INTRODUCTION                       INDUSTRY IMPACT
        ----                        -----------------------                       ---------------
    1972                    First lithium anode battery               Industry standard for pacemakers

    1974                    First ceramic-to-metal seal for           Industry standard for hermetic sealing
                            implantable devices                       of devices

    1980                    First oxyhalide/interhalogen batteries    Enabled commercial batteries to perform
                                                                      at lower temperatures with very high
                                                                      energy density

    1981                    First implantable pump capable of         Enabled implantable drug delivery system
                            passing bubbles

    1987                    First implantable lithium/silver          Enabled commercial viability for ICDs
                            vanadium oxide battery

    1996                    First titanium-encased lithium/carbon     Enabled weight reduction and improved
                            monofluoride pacemaker batteries          electrical performance for advanced
                                                                      microelectronics

    1999                    First wet tantalum capacitors             Enabled smaller sizes of ICDs and
                                                                      increased design flexibility

PATENTS AND PROPRIETARY TECHNOLOGY


    We rely on a combination of patents, licenses, trade secrets and know-how to establish and protect our proprietary rights to our technologies and products. As of June 1, 2001, we had been granted 166 U.S. patents and 182 foreign patents. As of June 1, 2001, we also had 155 U.S. and 184 foreign pending patent applications at various stages of approval. During the past three years, we have received 49 new U.S. patents, of which 23 were received in 2000. Corresponding foreign patents have been issued or are expected to be issued in the near future. Often, a single product is protected by several patents covering various aspects of the design. We believe this provides broad protection of the concepts employed. The following table provides a breakdown of our patents as of June 1, 2001 by product type:


                                                      NUMBER OF        NUMBER OF
PRODUCT                                            PATENTS GRANTED   ACTIVE PATENTS
-------                                            ---------------   --------------
Batteries -- Pacemakers..........................        181               19
Batteries -- ICDs................................         90               78
Capacitors.......................................          7                7
Feedthroughs.....................................          2                2
Pumps............................................          9                9
Batteries -- Commercial..........................         22               13
Batteries -- Rechargeable........................          8                8
Batteries -- Lithium/carbon monofluoride.........          5                5
Other products...................................         24                7
                                                         ---              ---
Total............................................        348              148
                                                         ===              ===

    The following table sets forth the expiration dates of our material patents as of June 1, 2001:

DESCRIPTION OF PATENT                                           EXPIRATION DATE
---------------------                                           ---------------
Defibrillator cell design...................................      May 2006
Defibrillator cell design...................................      May 2006
Serpentine electrode design for prismatic cell..............      May 2011
Butterfly electrode assembly................................   September 2011
Butterfly electrode assembly................................   September 2011
Multiplate electrode design connected by bridge.............   September 2011
Insulating upper bag for increased cell reliability.........      May 2012
Halogenated polymer fiber separator for electrochemical
  cell......................................................    October 2013
Sheet cathode...............................................    November 2013
Sheet cathode...............................................    November 2013
High shock and vibration resistant cell design..............    February 2015
Aqueous blended electrode material..........................     March 2015
Carbonate electrolyte additives for defibrillator cells.....     March 2015
Separator insert for oxyhalide cell.........................    February 2016
Dual connection tab current collector for carbon
  monofluoride cells........................................      July 2016
Hermetic seal using a single close ball.....................    October 2016
Improved electrolyte/cathode ratio for carbon monofluoride
  cells.....................................................    November 2016
Ultrasonically coated substrate for use in a capacitor and
  method of manufacture.....................................      May 2017
Hermetically sealed wet tantalum capacitor..................      May 2017
Separator for use in carbon monofluoride cells..............      June 2017
Electrode edge design for increased energy density for
  carbon monofluoride cells.................................     August 2017
Insulating upper bag for increased cell reliability.........     April 2018

    In addition, we are also a party to several license agreements with third parties pursuant to which we have obtained, on varying terms, the exclusive or non-exclusive rights to patents held by third parties. We have also granted rights in our own patents to others under license agreements. We used three material patents that expired in January 2001 in connection with our production of pacemaker batteries. The primary impact on our business as a result of the expiration of these patents is the termination of the related royalties paid by Medtronic. Otherwise, we expect the impact of the expiration of these patents on our product line to be immaterial.


    We license the basic capacitor technology used in our defibrillator capacitors from Evans Capacitor Company. The license extends throughout the lives of the related patents, which expire in 2010 and 2013. The license can be cancelled if we default under the license agreement and fail to cure the default. A cancellation of the license would seriously impair our ability to produce our entire line of capacitors. We license the anode technology we use in our rechargeable lithium ion batteries from AT&T. The license extends throughout the lives of the related patents, one of which expired in 2000 and one of which will expire in 2002. The license can be cancelled if we default under the license agreement and fail to cure the default. A cancellation of the license may impair our ability to produce our entire line of rechargeable lithium ion batteries. We do not expect the expiration of the license, as a result of the expiration of the patents underlying it, to have a material effect on any of our product lines.


    It is our policy to require our executive and technical employees, consultants and other parties to execute confidentiality agreements. These agreements prohibit disclosure of confidential information to third parties except in specified circumstances. In the case of employees and consultants, the agreements generally provide that all confidential information relating to our business is the exclusive property of our company.

MANUFACTURING AND QUALITY CONTROL

    Our principal manufacturing facilities are in Clarence, New York, Cheektowaga, New York, Canton, Massachusetts and Columbia, Maryland. Our three New York manufacturing facilities produce implantable power sources, capacitors, commercial power sources and components. Our Canton, Massachusetts facility produces commercial power sources. Our Columbia, Maryland facility produces feedthroughs, electrodes and other components. We test our implantable power sources at our Wheatfield, New York facility.

    In 1999 and 2000, we modernized our facilities and a number of our manufacturing lines, processes and equipment. These manufacturing improvements have enabled us to increase the quality and service life of our power sources and other components and increase our manufacturing capacity. Key resources that allow us to manufacture subassemblies include a full model shop, a precious metals machining area, injection molding equipment and a Class 10,000 clean room.

    We primarily manufacture small lot sizes, as most customer orders range from a few hundred to thousands of units. As a result, our ability to remain flexible is an important factor in maintaining high levels of productivity. Each of our production teams receives assistance from a manufacturing support team, which typically consists of representatives from our quality control, engineering, manufacturing, materials and procurement departments.

    Our quality system is based upon an ISO documentation system and is driven by a master validation plan that requires rigorous testing and validation of all new processes or process changes that directly impact our products. Our New York facilities are ISO-9001 certified, which requires compliance with regulations regarding quality systems of product design, supplier control, manufacturing processes and management review. This certification can only be achieved after completion of an audit conducted by an independent authority. Our New York facilities are audited by the British Standards Institute and are also certified by the British Standards Institute to the more rigorous EN-46001 standard that is usually reserved for manufacturers of medical devices. Our Columbia, Maryland facility is ISO-9002 certified and is audited by TUV Rheinland of North America, an independent auditing firm that specializes in evaluating ISO quality standards. Our Canton, Massachusetts facility is ISO-9001 and ISO-14001 certified and is audited by NSAI (National Standards Authority of Ireland), which operates under the National Standards Authority of Ireland Act 1996 on behalf of the Minister of Enterprise, Trade and Employment. To maintain certification, all facilities must be reexamined every six months by their respective certifying bodies.

SALES AND MARKETING

    We utilize a combination of direct and indirect sales methods, depending on the particular product. In 2000, approximately 70% of our products were sold in the United States.

    We market and sell our implantable power sources and capacitors directly to manufacturers of implantable medical devices. The majority of our implantable power source customers contract with us to develop custom batteries or capacitors to fit their specific product specifications. As a result, we have established close working relationships between our internal program managers and our customers. We market our power source products and technologies at industry meetings and trade shows, including CardioStim and North American Society of Pacing and Electrophysiology, or NASPE.

    We sell feedthroughs, electrodes and other precision components directly to manufacturers. Internal sales managers support all activity, and involve engineers and materials professionals in the sales process to address customer requests appropriately. As in the implantable power source and capacitor sales process, we have established relationships directly with leading manufacturers of implantable medical devices. We market our precision components, feedthroughs and electrodes by participating in the annual Medical Design and Manufacturing trade show and by producing printed and electronic marketing materials for distribution to prospective customers.

    We sell our commercial power sources either directly to the end user, directly to manufacturers that incorporate our products into other devices for resale, or to distributors who sell our products to manufacturers and end users. Our sales managers are trained to assist our customers in selecting appropriate battery chemistries and configurations. We market our commercial power sources at various technical trade meetings, including the annual Petroleum Offshore Technology Conference and Offshore Europe. We also place print advertisements in relevant trade publications.

    Firm backlog orders at December 29, 2000 and December 31, 1999 were
$29.7 million and $16.2 million, respectively. Most of these orders were expected to be shipped within one year. The $13.5 million increase was primarily due to backlog from our new line of wet tantalum capacitors and from BEI, which we acquired in August 2000.

CUSTOMERS

    Our products are designed to provide reliable, long lasting solutions that meet the evolving requirements and needs of our customers and the end users of their products. Our medical products customers include leading implantable medical device manufacturers such as Guidant, St. Jude Medical and Medtronic. In 2000, Guidant accounted for approximately 34% of our revenues and St. Jude Medical accounted for approximately 31% of our revenues. Our commercial products customers are primarily companies involved in the aerospace, oil and gas exploration and oceanographic industries.

    In February 1999, we entered into a power source supply agreement with Guidant. Pursuant to the agreement, Guidant purchases power sources from us for use in its implantable medical devices. Guidant also separately purchases components from us for use in its implantable medical devices. Our power source supply agreement with Guidant expires on December 31, 2001 and can be renewed for additional one year periods upon mutual agreement.

    In April 1997, we entered into a supply agreement with St. Jude Medical. In accordance with this agreement, we are the primary supplier of many components used in their pacemakers and ICDs, except for microprocessors and capacitors. We will also be the exclusive supplier of batteries to St. Jude Medical. This agreement was renegotiated in July 2000 and expires on December 31, 2003, with the ability of St. Jude to extend the agreement for two one-year extensions.

    In March 1976, we entered into a technology transfer agreement and license agreement with Medtronic. Our license agreement provides Medtronic with the nonexclusive right to use our proprietary technology to manufacture its own batteries. The license agreement allows Medtronic to manufacture lithium/iodine or lithium/halide batteries, but does not permit Medtronic to manufacture batteries using our new titanium lithium/carbon monofluoride technology. In accordance with the license agreement, Medtronic pays us a royalty for each battery produced by it for use in each medical device that it sells. At the time we entered into the license agreement with Medtronic, there were a number of competing battery technologies. Our management believed that licensing our proprietary technology to Medtronic, which was the industry leader at that time, would help make our technology the industry standard. Our license agreement does not terminate so long as Medtronic uses any of our patented technology. However, in the absence of new patents, we do not expect to receive significant royalties from Medtronic for production and sales after January 2001.

    In July 1991, we entered into a defibrillator battery supply agreement with Medtronic. In accordance with the agreement, we provide Medtronic with lithium/silver vanadium oxide batteries for their ICDs. Our supply agreement with Medtronic expires on July 31, 2001.

SUPPLIERS AND RAW MATERIALS

    Lithium, iodine and metal cases are the most significant raw materials that we use to manufacture our batteries. In the past, we have not experienced any significant interruptions or delays in obtaining raw materials. We seek to minimize inventory levels, which provides us with a reduced risk of obsolescence. Minimizing our inventory levels also enables us to stock materials based on firm order requirements, rather than forecasts and anticipated sales. However, we maintain minimum safety stock levels of critical raw materials. We seek to improve our supply purchase pricing by using bulk purchases, precious metal pool buys and blanket orders and by entering into long-term contracts. Annual minimum purchase levels under these contracts have historically been well below our expected annual usage, and therefore present little risk of liability.

    We have long standing relationships with most of our significant suppliers and have conducted business with them for an average of 13 years. Our supply agreements typically have three year terms. Our significant suppliers of raw materials and components accounted for approximately 31% of our purchases in 2000. We believe that there are alternative suppliers or substitute products available for each of the materials we purchase, at competitive prices. Our material supply agreements may be terminated prior to their scheduled expiration dates if there is a material breach by us that remains uncured.

COMPETITION

    We currently supply implantable power sources, capacitors, feedthroughs, electrodes and precision components to the implantable medical device market. Our existing or potential competitors include:

    - leading implantable medical device manufacturers, such as Guidant, St. Jude Medical and Medtronic, which have vertically integrated operations or may become vertically integrated in the future; and

    - smaller companies that concentrate on niche markets.

    Medtronic produces power sources for use in implantable medical devices that it manufactures. However, to our knowledge Medtronic does not sell power sources to third parties. Our company and Medtronic are the two major manufacturers of power sources for implantable medical devices. We also compete in the intensely competitive commercial power source market. Our principal competitors in this market are Eagle-Picher Industries and ECO-Tracer. While we believe that the industry perceives our products to be of the highest quality, there are suppliers whose products are perceived to be of comparable quality. Moreover, the commercial power source market is subject to volatility in oil and gas exploration activity. When oil and gas exploration activity has slowed, a number of our competitors have historically reduced battery prices to maintain or gain market share. Quality and technology are the principal bases upon which we compete in both the implantable medical devices market and the commercial power sources market.

GOVERNMENT REGULATION

    Except as described below, our business is not subject to direct governmental regulation other than the laws and regulations generally applicable to businesses in the jurisdictions in which we operate, including those federal, state and local environmental laws and regulations governing the emission, discharge, use, storage and disposal of hazardous materials and the remediation of contamination associated with the release of these materials at our facilities and at off-site disposal locations. Our research, development and engineering activities involve the controlled use of, and our products contain, small amounts of hazardous materials. Liabilities associated with hazardous material releases arise principally under the Comprehensive Environmental Response, Compensation and Liability Act and analogous state laws which impose strict, joint and several liability on owners and operators of contaminated facilities and parties that arrange for the off-site disposal of hazardous materials. We are not aware of any material noncompliance with the environmental laws currently applicable to our business and we are not subject to any material claim for liability with respect to contamination at any company facility or any off-site location. We cannot assure you, however, that we will not be subject to such environmental liabilities in the future as a result of historic or current operations.

    As a component manufacturer, our products are not subject to FDA pre-market approval. However, the FDA and related state and foreign governmental agencies regulate many of our customers' products as medical devices. In many cases, the FDA must approve those products prior to commercialization. In addition, because some of the products produced by our engineered components division may be considered finished medical devices, some of the operations within that division are subject to FDA inspection and must comply with current good manufacturing practices (CGMP) requirements.

RECRUITING AND TRAINING

    We dedicate significant resources to our recruiting efforts. Our internal recruiting efforts primarily focus on supplying quality personnel to our business. We also seek to meet our hiring needs through outside sources. We believe that a strong human resources and recruiting effort is necessary to expand our current employee base and maintain our high employee retention rates. We have established a number of programs that are designed to challenge and motivate our employees and we encourage our employees to be proactive in contributing ideas and regularly survey them to collect feedback on ways that our business and operations can be improved.

    We provide an intensive training program to our new employees which is designed to educate them on safety, quality, our business strategy and the methodologies and technical competencies that are required for our business and our corporate culture. Our safety training programs focus on such areas as basic industrial safety practices and emergency response procedures to deal with fires or chemical spills. All of our employees are required to participate in a specialized training program that is designed to provide an understanding of our quality objectives. We also have formal, mandatory training for all of our employees in their core competencies on an annual basis. We offer our employees a tuition reimbursement program and encourage them to continue their education at local colleges. Many of our professionals attend seminars on topics that are related to our corporate objectives and strategies. We believe that comprehensive training is necessary to ensure that our employees work in a uniform and consistent manner and that best practices are effectively utilized.

EMPLOYEES

    As of June 1, 2001, we had 898 employees, including 182 research, development and engineering personnel, 535 manufacturing personnel and 181 support personnel. We also employ a number of temporary employees to assist us with various projects and service functions. Our employees are not represented by any union and, except for certain executive officers of our company and our subsidiaries, are retained on an at-will basis. We believe that we have a good relationship with our employees.

PROPERTIES

    Our executive offices are located in Clarence, New York. The building that houses our executive offices also contains warehouse operations, a variety of support services and capacity for light manufacturing or laboratory space.

    The following table sets forth information, as of June 1, 2001, about all of our principal manufacturing or testing facilities:

LOCATION                             SQ. FT.       OWN/LEASE                   USE
--------                             --------      ---------                   ---
Clarence, NY(1)....................   70,453         Own       Battery manufacturing, development
Clarence, NY(2)....................   20,800         Own       Machining and assembly of components
Clarence, NY(2)....................   18,550        Lease      Machining and assembly of components
Clarence, NY.......................   45,305        Lease      Offices and warehouse
Wheatfield, NY.....................    2,600        Lease      Battery testing
Cheektowaga, NY....................   23,812        Lease      Capacitor manufacturing
Canton, MA(1)......................   32,000         Own       Battery manufacturing, development
Columbia, MD.......................   30,000        Lease      Feedthroughs, electrodes and
                                                               components manufacturing

------------------------

(1) Commercial power sources revenues are generated from these facilities.

(2) We own and rent space in part of the same facility.

    We believe these facilities are adequate for our current and foreseeable purposes and that additional space will be available when needed.

LEGAL PROCEEDINGS

    We are involved in various lawsuits and claims incidental to our business. In the opinion of our management, the ultimate liabilities, if any, resulting from these lawsuits and claims will not materially affect our financial position or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

    Our directors, executive officers and certain key employees, and their respective ages and positions as of June 1, 2001, are as follows:

NAME                            AGE                              POSITION
----                          --------                           --------
Edward F. Voboril...........     58      President, Chief Executive Officer and Chairman of the
                                         Board
Larry T. DeAngelo...........     54      Senior Vice President, Administration and Secretary
Curtis F. Holmes, Ph.D......     58      Group Vice President, Components and President,
                                         Greatbatch-Hittman, Inc.
Arthur J. Lalonde...........     46      Senior Vice President, Finance
Richard W. Mott.............     42      Executive Vice President and Chief Operating Officer
Susan M. Bratton............     44      Vice President, Corporate Quality
Ernest J. Norman............     55      Director, Investor Relations and Corporate
                                         Communications and Assistant Secretary
Robert C. Rusin.............     42      General Manager, Implantable Power Sources Division
Peter E. Samek..............     48      Vice President, Corporate Development
Esther S. Takeuchi, Ph.D....     47      Vice President, Research and Development
Steven J. Ebel..............     43      General Manager, Electrochem Division
Ricky S. Kline..............     46      General Manager, Implantable Capacitor Division
Robert E. Rich, Jr..........     60      Director
Douglas E. Rogers...........     46      Director
Bill R. Sanford.............     57      Director
Henry Wendt.................     67      Director
David M. Wittels............     36      Director

    EDWARD F. VOBORIL has served as President and Chief Executive Officer of our company and our predecessor since December 1990. Mr. Voboril became Chairman of our Board of Directors in July 1997. Mr. Voboril's career spans over 25 years in the medical device industry. Prior to joining our predecessor in 1990, Mr. Voboril was Vice President and General Manager of the Biomedical Division of PPG Industries. He was previously Vice President and General Manager of the Medical Electronics Division of Honeywell, which was acquired by PPG in 1986. Mr. Voboril currently serves on the board of directors of Analogic Corporation, an electronics company. Mr. Voboril served as President of the Health Care Industries Association of Western New York from July 1995 to July 1998 and currently serves as a member of the board of directors of Adva Med.

    LARRY T. DEANGELO has served as our Senior Vice President, Administration since December 2000 and as Secretary since July 1997. Mr. DeAngelo also served as Vice President, Administration of our company and our predecessor from November 1991 to December 2000. Prior to joining our predecessor, Mr. DeAngelo was the Director of International Human Resources of Rockwell International Corporation. Mr. DeAngelo is currently a member of the Payment and Health Care Delivery Committee of Adva Med and chairman of the operating board for the Buffalo Hearing and Speech Center.

    CURTIS F. HOLMES, PH.D. has served as our Group Vice President, Components since May 2001 and as President of our subsidiary, Greatbatch-Hittman, Inc., since January 2000. Dr. Holmes served as Senior Vice President and Chief Operating Officer of Greatbatch-Hittman, Inc. from July 1999 to December 1999 and as our Senior Vice President from January 1999 to July 1999. From
November 1980 to January 1999, Dr. Holmes served as our Vice President, Technology.

    ARTHUR J. LALONDE has served as our Senior Vice President, Finance since December 2000. Mr. Lalonde previously served as Vice President, Finance and Treasurer since July 1997. Mr. Lalonde served as the Controller of our predecessor from August 1988 to July 1997.
Mr. Lalonde is a Certified Public Accountant and a member of the New York State Society of Certified Public Accountants and the American Institute of Certified Public Accountants. Mr. Lalonde is also a member of the Investments Committee of HealthNow NY, Inc., the local Blue Cross/Blue Shield affiliate.

    RICHARD W. MOTT has served as our Executive Vice President and Chief Operating Officer since December 2000. From August 1998 to December 2000,
Mr. Mott served as our Group Vice President. Mr. Mott served as our Vice President, Batteries from July 1997 to August 1998 and previously served as the Vice President, Batteries of our predecessor from September 1993 to December 1996 and from November 1997 to July 1997. Mr. Mott also served as Vice President and General Manager of Greatbatch Scientific from December 1996 to August 1998. Mr. Mott serves as a director of The Health Industries Association of Western New York and as a member of the Investment Committee of the Alfred University Board of Trustees.

    SUSAN M. BRATTON has served as our Vice President, Corporate Quality since March 2001. Ms. Bratton served as the General Manager, Electrochem from
July 1998 to March 2001 and previously served as the Director of Procurement for our company and our predecessor from June 1991 to July 1998. Ms. Bratton has held various positions with us since 1976.

    ERNEST J. NORMAN has served as our Director, Investor Relations and Corporate Communications and Assistant Secretary since August 2000. Prior to joining our company, Mr. Norman was a member of the law firm of Watson, Bennett, Colligan, Johnson & Schechter, L.L.P. from December 1998 to August 2000. He previously served as General Counsel and Corporate Secretary of Trico Products Corporation and as Vice President, General Counsel and Assistant Corporate Secretary at Goldome Bank. Mr. Norman is currently a member of the Public Affairs Coordinating Council of Adva Med. Mr. Norman is licensed to practice law in the State of New York and the District of Columbia.

    ROBERT C. RUSIN has served as our General Manager, Implantable Power Sources Division since May 2001. Mr Rusin served as the General Manager, Engineered Components Division from December 2000 to May 2001 and previously served as Vice President, Corporate Quality from July 1999 to November 2000. From August 1998 to July 1999, Mr. Rusin served as President and Chief Operating Officer of BioVector, Inc. From January 1997 to August 1998, Mr. Rusin served as Director, Sales and Distribution, of Greatbatch Scientific and previously served as Director, Greatbatch Surgical Products for our predecessor from January 1995 to January 1997.

    PETER E. SAMEK has served as our Vice President, Corporate Development since January 2001. Prior to joining our company, Mr. Samek served from November 1998 to August 2000 as Director of Corporate Business Development of the Eastman Kodak Corporation and from October 1993 to November 1998 as Managing Director, Equity Investments of Manning & Napier Advisors, Inc. of Rochester, New York.

    ESTHER S. TAKEUCHI, PH.D. has served as our Vice President, Research and Development since May 1999. Dr. Takeuchi served as our Director of Electrochemical Research from July 1997 to May 1999 and previously served as Director of Electrochemical Research of our predecessor from August 1991 to July 1997. The Electrochemical Society Inc. conferred the Battery Division Technology Award upon Dr. Takeuchi in 1995 and in 1998, the Western New York Section of the American Chemical Society presented Dr. Takeuchi with the 68th Jacob F. Schoellkopf Medal. Dr. Takeuchi was elected a Fellow of the American Institute for Medical and Biological Engineering in 1999.

    STEVEN J. EBEL has served as our General Manager, Electrochem Division since May 2001 and served as the General Manager, Implantable Power Source Division from July 1998 to May 2001. From September 1996 to July 1998, Mr. Ebel served as our General Manager, Electrochem Battery Division and from August 1994 to September 1996, he was our Director of Program Management and Product Development. Mr. Ebel has held various positions with our company since 1983.

    RICKY S. KLINE has served as our General Manager, Capacitor Division since December 2000. He served as our Director of Capacitor Operations from
February 2000 through November 2000. Mr. Kline served as General Manager of our Engineered Components Division from April 1999 to February 2000. He has held various Director positions for our company from 1989 to 1999.

    ROBERT E. RICH, JR. has served as a director since July 1997. Mr. Rich has served as President of Rich Products Corporation, a frozen foods manufacturer, since 1978. Mr. Rich is Chairman of the board of directors of the Grocery Manufacturers of America, Inc.

    DOUGLAS E. ROGERS has served as a director since July 1997. Since
January 1997, Mr. Rogers has served as Managing Director of Global Health Care Partners, a unit of DLJ Merchant Banking specializing in private equity investment in health care businesses worldwide. Mr. Rogers previously served as head of U.S. Investment Banking at Baring Brothers and as a Senior Vice President at Lehman Brothers. Mr. Rogers serves on the board of directors of Charles River Laboratories Corp. and Computerized Medical Systems, Inc.

    BILL R. SANFORD has served as a director since November 2000. Mr. Sanford is the founder, and since August 2000 has been the Chairman, of Symark LLC, a technology commercialization and business development company. From April 1987 to August 2000, Mr. Sanford was Chairman of the Board, President and Chief Executive Officer of STERIS Corporation, a provider of infection and contamination prevention and reduction systems to the healthcare, scientific and other markets. Mr. Sanford serves on the board of KeyCorp N.A. Mr. Sanford is also Chairman of NorTech, the Northeast Ohio Regional Technology Coalition, Vice Chairman of the Edison Biotechnology Center and a Fellow of the American Institute for Medical and Biological Engineering.

    HENRY WENDT has served as a director since July 1997. From January 1997 until January 2001, Mr. Wendt has served as Chairman of Global Health Care Partners, a unit of DLJ Merchant Banking specializing in private equity investment in healthcare businesses worldwide. Mr. Wendt retired as Chairman of SmithKline Beecham p.l.c. in 1994 after completing a career of nearly 40 years in the pharmaceutical, healthcare products and services industries. Mr. Wendt is Chairman of the Board of Computerized Medical Systems, Inc., and serves on the board of directors of Charles River Laboratories Corp., The Egypt Investment Company and West Marine, Inc., and also is a Trustee of the Trilateral Commission and Trustee Emeritus of the American Enterprise Institute.

    DAVID M. WITTELS has served as a director since July 1997. Mr. Wittels has been a Managing Director of DLJ Merchant Banking, Inc. since January 2001. For the past five years, Mr. Wittels has held various positions with DLJ Merchant Banking, Inc. He serves on the boards of AKI Holding Corp., AKI Inc., Mueller Holdings (N.A.), Inc., Advanstar, Inc., Advanstar Communications, Inc., Ziff Davis Holdings Inc. and Ziff Davis Media Inc.

    In accordance with the stockholders agreements described below, all of the parties to the stockholders agreements have agreed to cause our Chief Executive Officer, presently Mr. Voboril, to be a member of our Board of Directors. DLJ Merchant Banking nominated Messrs. Rich, Rogers, Wendt and Wittels to be directors.

BOARD OF DIRECTORS

    Our directors are elected annually to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified. Our Board of Directors elects our executive officers annually to serve until the next annual meeting of the Board of Directors, or until their successors are duly elected and qualified, or until their earlier death, resignation, disqualification or removal from office.

BOARD COMMITTEES

    Our Board of Directors has established a Compensation Committee, which consists of Messrs. Wendt and Wittels. The Compensation Committee makes recommendations to the Board of Directors with respect to our general and specific compensation policies and administers our 1997 and 1998 stock option plans.


    The Board of Directors has established an Audit Committee, which consists of Messrs. Sanford and Rich. The Board of Directors intends to name one additional independent director to the Audit Committee during 2001, as required by the rules of The New York Stock Exchange. The Audit Committee reviews and reports to the Board of Directors on the scope and results of audits by our independent auditors and recommends a firm of certified independent public accountants to serve as our independent auditors, subject to nomination by the Board of Directors and approval by the stockholders. The Audit Committee also discusses with the independent auditors the matters required to be discussed by auditing standards and reviews the independence of the auditors. Membership on the Audit Committee is restricted to directors who are independent of management and free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment as a committee member.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Throughout 2000, Messrs. Wendt and Wittels served on our Compensation Committee. Also, prior to our initial public offering, Lawrence A. Maciariello, a former director, and Mr. Voboril served on our Compensation Committee.
Mr. Voboril served as our President, Chief Executive Officer and Chairman of the Board during 2000. In November 1997, we issued a loan to Mr. Voboril in the amount of $570,000, in connection with his purchase of shares of our common stock, which was repaid in full at the time of our initial public offering.
Mr. Wittels is a Managing Director of DLJ Merchant Banking, Inc. and from
June 1997 to July 1997, prior to our acquisition of Wilson Greatbatch Ltd., he served as our President.

COMPENSATION OF DIRECTORS

    Since the completion of our initial public offering, we have paid directors who are not full-time employees of our company, DLJ Merchant Banking or any of their affiliates compensation which consists of a $10,000 annual retainer and a $1,000 per meeting fee for attendance at meetings of our Board of Directors or any committee of which the director is a member. Directors entitled to receive the $10,000 annual retainer have an option to receive some or all of that amount in shares of our common stock, instead of cash, at the closing price per share on the last trading day of the calendar year for which the retainer is payable. Directors are required to hold any shares received pursuant to such an election for at least six months after they receive them. In addition, all directors are reimbursed for travel expenses and other out-of-pocket costs incurred in connection with their attendance at meetings.

EXECUTIVE COMPENSATION

    The following table sets forth information with respect to compensation for the years ended December 29, 2000 and December 31, 1999 earned by our President, Chief Executive Officer and Chairman, and our four other most highly compensated executive officers as of December 29, 2000. In this prospectus, we refer to these individuals as our named executive officers.

                           SUMMARY COMPENSATION TABLE

                                                      ANNUAL COMPENSATION                        LONG TERM COMPENSATION
                                           -----------------------------------------   ------------------------------------------
                                                                                         AWARDS      PAYOUTS
                                                                                       ----------   ----------
                                                                         OTHER         SECURITIES
                                                                         ANNUAL        UNDERLYING      LTIP         ALL OTHER
NAME AND PRINCIPAL POSITION       YEAR      SALARY     BONUS        COMPENSATION(3)     OPTIONS     PAYOUTS(4)   COMPENSATION(5)
---------------------------     --------   --------   --------      ----------------   ----------   ----------   ----------------
Edward F. Voboril.............    2000     $315,000   $105,000(1)       $33,582          21,040      $     --        $ 20,625
President, Chief Executive        1999      271,500    253,078(2)            --          40,940            --          23,297
Officer and Chairman

Larry T. DeAngelo.............    2000      150,335     30,600(1)            --           5,580        78,816          10,830
Senior Vice President,            1999      128,571     36,924(2)            --           6,487       179,410          18,435
Administration and Secretary

Curtis F. Holmes, Ph.D........    2000      184,401     45,700(1)         4,041           7,880        80,738         164,868
President, Greatbatch-Hittman,    1999      147,166     38,373(2)        37,967           8,935       184,050         185,655
Inc.

Richard W. Mott...............    2000      161,308     41,000(1)         8,885           7,880        85,864          10,465
Executive Vice President and      1999      138,332     39,740(2)            --           8,855       179,410          18,652
Chief Operating Officer

Esther S. Takeuchi, Ph.D......    2000      118,377     25,000(1)            --           1,380            --           7,959
Vice President, Research and      1999      105,580     14,500(2)            --           4,307            --          17,203
Development

------------------------------

(1) Represents amounts accrued in fiscal 2000 which were paid in fiscal 2001.

(2) Represents payments we made in fiscal 1999 for bonuses earned in prior years.

(3) Includes $33,582 of tuition expenses for Mr. Voboril in 2000, $4,041 of tuition expenses for Dr. Holmes in 2000 and reimbursement of $31,397 of relocation expenses for Dr. Holmes in 1999. In addition, $8,885 was paid to Mr. Mott for unused vacation time. No other annual compensation is reported for the named executive officers because perquisites and personal benefits otherwise did not exceed the lesser of $50,000 and 10% of the total annual salary and bonus reported for these named executive officers.

(4) Represents payments we made in fiscal 1999 and fiscal year 2000 pursuant to our long term compensation plan, which was terminated in 1997. The final payment under the plan was paid in 2001.

(5) Represents payments in fiscal 2000 of term life insurance premiums of $8,167 for Mr. Voboril and $1,134 for Mr. DeAngelo; our matching contributions to the 401(k) plan of $3,360 for Mr. Voboril, $2,744 for Mr. DeAngelo, $3,360 for Dr. Holmes, $2,923 for Mr. Mott and $2,267 for Dr. Takeuchi; our contributions under the ESOP plan of $8,000 for Mr. Voboril, $6,429 for Mr. DeAngelo, $7,358 for Dr. Holmes; $6,917 for Mr. Mott and $5,279 for
    Dr. Takeuchi, which contributions represent 533, 429, 491, 461 and 352 shares of our common stock, respectively; cash profit sharing distributions of $1,098 for Mr. Voboril, $523 for Mr. DeAngelo, $649 for Dr. Holmes, $625 for Mr. Mott and $413 for Dr. Takeuchi; and a payout of $153,501 to Dr. Holmes made in fiscal 2000 in respect of stock appreciation rights granted in prior years.

STOCK OPTION GRANTS

    The following table sets forth the stock options we granted during the fiscal year ended December 29, 2000 to each of the named executive officers, including the potential realizable value over the ten-year term of the options, based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price performance. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                   INDIVIDUAL GRANTS                        POTENTIAL REALIZABLE
                              -----------------------------------------------------------     VALUE AT ASSUMED
                                                PERCENTAGE                                  RATES OF STOCK PRICE
                                 NUMBER OF       OF TOTAL                                     APPRECIATION FOR
                                SECURITIES        OPTIONS     EXERCISE                          OPTIONS TERM
                                UNDERLYING      GRANTED IN      PRICE                       ---------------------
NAME                          OPTIONS GRANTED   FISCAL 2000   ($/SHARE)   EXPIRATION DATE      5%          10%
----                          ---------------   -----------   ---------   ---------------   ---------   ---------
Edward F. Voboril...........      21,040           25.2%       $15.00     January 1, 2010   $514,079    $818,585
Larry T. DeAngelo...........       5,580            6.7         15.00     January 1, 2010    136,338     217,096
Curtis F. Holmes, Ph.D......       7,880            9.4         15.00     January 1, 2010    192,535     306,580
Richard W. Mott.............       7,880            9.4         15.00     January 1, 2010    192,535     306,580
Esther S. Takeuchi, Ph.D....       1,380            1.7         15.00     January 1, 2010     33,718      53,690

FISCAL YEAR END OPTION VALUES

    The table below provides information about the number and value of options held by the named executive officers at December 29, 2000. The values of in-the-money options have been calculated on the basis of a valuation of $28.25 per share, the closing price per share of our common stock on December 29, 2000, less the applicable exercise price.

                             YEAR END OPTION VALUES

                                                   NUMBER OF SECURITIES
                                                  UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                        OPTIONS AT              IN-THE-MONEY OPTIONS AT
                                                     DECEMBER 29, 2000             DECEMBER 29, 2000
                                                ---------------------------   ---------------------------
                                                EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                                                -----------   -------------   -----------   -------------
Edward F. Voboril.............................     66,541         85,539      $1,306,539     $1,637,321
Larry T. DeAngelo.............................     24,846         28,281         519,963        600,762
Curtis F. Holmes, Ph.D........................     26,623         30,993         552,626        647,976
Richard W. Mott...............................     27,863         31,612         569,057        656,192
Esther S. Takeuchi, Ph.D......................      8,137          8,150         173,486        148,316

EMPLOYMENT AGREEMENT


    On July 9, 1997, we entered into an employment agreement with Mr. Voboril, our President, Chief Executive Officer and Chairman. Although this agreement expired on June 30, 2001, it automatically extends for additional one year periods until we or Mr. Voboril gives notice to terminate not less than 12 months prior to the proposed termination date. We currently pay Mr. Voboril $340,000 per year and our Compensation Committee, along with our Board of Directors, has the right to increase Mr. Voboril's salary. Under the agreement, Mr. Voboril is entitled to a bonus equal to 75% of his current base salary if our company achieves financial targets set by our Board of Directors and reflected in our annual budget.


    If we terminate Mr. Voboril's employment without cause or if Mr. Voboril terminates his employment for good reason, we have agreed to pay to Mr. Voboril the greater of $285,000 or his current annual base salary and a bonus for the year of termination equal to a percentage of his base salary. If we terminate his employment without cause within six months before, or twelve months after, a change in control of our company, we will pay Mr. Voboril an amount equal to his current annual salary and a bonus equal to 75% of his current base salary and all performance stock options held by Mr. Voboril will automatically vest and he will have the right to exercise all unexercised options.

    If we terminate Mr. Voboril's employment for cause or if Mr. Voboril terminates his employment without good reason, we will pay him his accrued base salary and other compensation that has accrued as of the termination date. However, we will not pay Mr. Voboril an annual bonus if we terminate his employment with cause, and any stock options granted to Mr. Voboril that have not vested will be forfeited and canceled. If we terminate Mr. Voboril for cause, we may, at our election, purchase all of his shares and vested stock options at the lesser of the shares' cost or fair market value.

    So long as Mr. Voboril is not terminated without cause, he has agreed not to compete, directly or indirectly, against us during his employment and for two years after his employment ends. In addition, Mr. Voboril has agreed not to solicit any of our employees for two years after his employment ends.

    We have not entered into employment agreements with our other named executive officers.

STOCK PLANS

    We have two stock option plans that provide for the issuance of nonqualified and incentive stock options to our key employees and key employees of our subsidiaries. The terms of our 1997 stock option plan and 1998 stock option plan are substantially the same and both plans are administered by our Compensation Committee. Our 1997 stock option plan authorizes the issuance of options to acquire up to 480,000 shares of our common stock and our 1998 stock option plan authorizes the issuance of options to acquire up to 1,220,000 shares of our common stock. Options granted under our 1997 and 1998 stock option plans generally vest over a three to five year period and the vesting period can be accelerated depending upon the achievement by our company of performance standards, including earnings targets. Options expire 10 years from the date of the grant, except that incentive stock options granted to key employees expire five years from the date of grant. Options are granted with exercise prices equal to the fair market value of our common stock on the date of the grant. Options generally are non-transferable, other than by will or the laws of descent and distribution and are exercisable only by the grantee while the grantee is alive. Both of our stock option plans contain a change in control provision. If a change in control of our company occurs, at the discretion of our Compensation Committee, each option granted under our stock option plans may be terminated. If this occurs, we are to pay each optionholder an amount equal to the difference between the fair market value of each share and the exercise price per share. This amount would be payable upon the closing of a transaction that results in a change in control.

    As of June 1, 2001, 632,583 shares of our common stock were issuable upon exercise of outstanding stock options, subject in some cases to vesting conditions, and 1,036,496 options were available for future grants under our 1997 and 1998 stock option plans. The weighted average remaining contractual life of granted options is seven years. The average weighted exercise price per share of the options outstanding as of June 1, 2001 was $10.22.

INCENTIVE COMPENSATION PLANS

    We sponsor various incentive compensation programs, which provide for the payment of cash to key employees based upon achievement of specific earnings goals before incentive compensation expense.

EMPLOYEE STOCK OWNERSHIP PLAN

    We sponsor an employee stock ownership plan, or ESOP, and related trust as a long-term benefit for substantially all of our employees. There are two components to contributions under the ESOP. The first component is a defined contribution pension plan whose annual contribution equals 5% of each employee's compensation. Contributions to the ESOP are in the form of our common stock. The second component is a discretionary profit sharing contribution determined by the Board of Directors. This profit sharing contribution is also contributed to the ESOP in the form of shares of our common stock. The ESOP is subject to contribution limitations and vesting requirements.

                           RELATED PARTY TRANSACTIONS

    We describe below some of the transactions we have entered into with parties that are related to our company. We believe that each of the transactions described below was on terms no less favorable to us than we could have obtained from unrelated parties.

SALES OF COMMON STOCK TO MANAGEMENT

    In August 1998, we sold 2,849,384 shares of our common stock to DLJ Merchant Banking for an aggregate purchase price of $14,246,919. At that time we also sold the following number of shares of common stock for the following purchase price to some of our current and former executive officers:

                                                 NUMBER OF SHARES   PURCHASE PRICE
                                                 ----------------   --------------
Edward F. Voboril..............................       60,822           $304,110
Tim H. Belstadt................................       20,000             99,999
Larry T. DeAngelo..............................       27,316            136,381
Curtis F. Holmes, Ph.D.........................       28,597            142,986
Arthur J. Lalonde..............................       20,299            101,493
Richard W. Mott................................        6,000             30,000
Susan M. Bratton...............................       16,000             80,001
                                                     -------           --------
    Total......................................      179,034           $894,970

    In September 1999, we sold 50,000 shares of our common stock for an aggregate purchase price of $750,000 to Fred Hittman, who at that time was serving as President of Greatbatch-Hittman, Inc.

REGISTRATION AND ANTI-DILUTION AGREEMENT

    We entered into a registration and anti-dilution agreement with DLJ Investment Partners, L.P., DLJ Investment Funding, Inc., DLJ First ESC L.L.C. and Donaldson, Lufkin & Jenrette Securities Corporation, all of which are entities affiliated with DLJ Merchant Banking, and The Northwestern Mutual Life Insurance Company in July 1997. The agreement provides for adjustments to the number of shares held by the purchasers to prevent dilution from issuance of shares for less than fair market price. If we propose to register any common stock under the Securities Act, either for our own account or for the account of other securityholders, the purchasing parties are entitled to include their shares in the registration. In addition, parties holding more than 25% of the securities entitled to registration may require us to prepare and file a registration statement under the Securities Act at any time after our initial public offering, which was completed in October 2000. We are not obligated to effect more than two of these demand registrations. The managing underwriter of the offering has the right to limit the number of shares in any registration relating to the agreement if the underwriter believes that the success of the offering would be materially and adversely affected because of its size or kind. In the event of a demand registration request, if more than half of the securities entitled to registration are excluded by the managing underwriter, the holders of the registration rights are to be given an additional demand registration.

AMENDED AND RESTATED CREDIT AGREEMENT

    We entered into a credit agreement with a syndicate of financial institutions led by DLJ Capital Funding, Inc. on July 10, 1997. DLJ Capital Funding, Inc. is an affiliate of DLJ Merchant Banking and Credit Suisse First Boston Corporation. The parties to the credit agreement amended and restated it on August 7, 1998 to provide for up to a secured credit facility including term loans and a revolving credit facility up to a maximum of $130.0 million. In connection with the credit agreement, we paid the following amounts to affiliates of DLJ Merchant Banking in the periods indicated for interest and various fees, including commitment, waiver and amendment and debt financing fees:

YEAR                                                   INTEREST PAID   FEES PAID
----                                                   -------------   ----------
1998.................................................     $52,246      $1,709,189
1999.................................................          --              --
2000.................................................          --              --


    In October 2000, we used the net proceeds of our initial public offering to prepay $34.4 million of our Term A loans and $49.6 million of our Term B loans. As of January 12, 2001, we entered into a $60.0 million credit facility which consists of a $40.0 million term loan and a $20.0 million revolving line of credit. We used the proceeds from the $40.0 million term loan to pay off the Term A facility, Term B facility and the senior subordinated notes that were outstanding as of December 29, 2000, plus accrued interest and a call premium. The new credit facility has a term of five years and matures on January 1, 2006. Interest is payable monthly on any outstanding prime rate loans and upon the contractual maturity for LIBOR-based loans. The interest rate charged is, at our option, based on either the prime rate or LIBOR plus or minus an interest rate modifier. The applicable interest rates for both the term loan and the revolving line of credit were prime less 1.0% or LIBOR plus 1.25%, at our option.


STOCKHOLDERS AGREEMENTS

    In July 1997, we entered into three separate stockholders agreements with DLJ Merchant Banking and other parties, including members of our management who participated in the leveraged buyout and are stockholders of our company. The terms of the three stockholders agreements are substantially the same. In the agreements, the parties agreed to elect the Board of Directors, transfer securities governed by the agreements and conduct and participate in registrations of securities governed by the agreements according to the terms of the agreements. The stockholders agreements prohibit most transfers of securities governed by the agreements unless the proposed transferor offers to include in the proposed transfer the other parties' pro rata share of securities subject to the agreement, or the transfer is made in connection with a party's exercise of its right of participation in such a transfer or DLJ Merchant Banking's exercise of its right of forced sale under the agreements. Most transfer restrictions under the stockholders agreements terminated upon the consummation of our initial public offering in October 2000, or, in the case of the management stockholders agreement, will terminate one year after that date. The stockholders agreements will survive the closing of this offering. The agreements provide that the parties to the agreements and our company will take all action required to cause the Board of Directors to consist of seven directors, one of whom shall be the Chief Executive Officer. So long as they collectively beneficially own at least 3% of the fully-diluted shares of our common stock, members of the Greatbatch family, who are the former controlling stockholders of our company, have the right to nominate one director to the Board of Directors. DLJ Merchant Banking has the right to nominate all other members of the Board of Directors. The parties to the stockholders agreements have agreed to vote in favor of nominees selected by DLJ Merchant Banking and, if applicable, the Greatbatch family nominee. The members of the Board of Directors elected pursuant to the agreements include Mr. Voboril, our President and Chief Executive Officer, and Messrs. Rich, Rogers, Wendt and Wittels, each of whom was nominated by DLJ Merchant Banking.

    All the stockholders party to the stockholders agreements agree to vote their shares in elections of directors in accordance with the terms of the stockholders agreements. Therefore, each party may be deemed to share beneficial ownership of all shares subject to each stockholders agreement to which it is a party. Entities affiliated with DLJ Merchant Banking II, L.P. are party to all three stockholders agreements and consequently may be deemed to beneficially own the aggregate of all 12,329,608 shares subject to the three agreements. This number includes all of the 10,228,206 shares of common stock held directly by the entities affiliated with DLJ Merchant Banking II, L.P. Members of our management are party to two of the three agreements, the stockholders agreement dated as of July 16, 1997 and the management stockholders agreement dated as of July 10, 1997, and consequently may be deemed to beneficially own the aggregate of all 11,844,522 shares subject to those two agreements, in addition to the shares held by them directly.

    In August 1999, we entered into a stockholders agreement, which is described below, with Fred Hittman and DLJ Merchant Banking. Under the agreement, a DLJ Merchant Banking entity has the power to direct the voting, in some respects, of all of Mr. Hittman's 50,533 shares of common stock. Therefore, DLJ Merchant Banking may be deemed to share beneficial ownership of those shares. In
August 2000, in connection with our acquisition of BEI, we entered into a stockholders agreement with Hitachi-Maxell, Inc. and DLJ Merchant Banking. Under the agreement, a DLJ Merchant Banking entity has the power to direct the voting, in some respects, of all of Hitachi-Maxell, Inc.'s 539,856 shares of common stock. Therefore, DLJ Merchant Banking may be deemed to share beneficial ownership of those shares, some of which are being sold in this offering.

    Holders of an aggregate of 12,919,997 shares of our common stock are party to the five stockholders agreements. After this offering, holders of an aggregate of 8,919,997 shares of our common stock will be party to these stockholders agreements. Subject to pro rata and underwriter exceptions, if we propose to file a registration statement relating to an offering of any of its equity securities, the parties to the stockholders agreements have the right to have their shares of common stock registered and sold as part of the offering.

DLJ FINANCIAL ADVISORY AGREEMENT AND OTHER FEES


    On July 10, 1997, we appointed Donaldson, Lufkin & Jenrette Securities Corporation, or DLJ, to act as our exclusive financial advisor with respect to reviewing and analyzing financial alternatives for our company. Under the agreement, DLJ's successor, Credit Suisse First Boston Corporation, or CSFB, assists us from time to time in analyzing our operations and historical performance as well as our future prospects, with a view to meeting our long term strategic objectives. The agreement expires in July 2002. In accordance with this agreement, we pay CSFB $100,000 annually and as further compensation, CSFB has the right to act as our exclusive financial advisor and sole managing underwriter for any underwritten public offering of our stock and other financial transactions consummated by our company during the engagement period. CSFB is an affiliate of DLJ Merchant Banking and is the book-running manager for this offering.


    DLJ, whose corporate parent was recently acquired by Credit Suisse Group, of which CSFB is an indirect subsidiary, was a joint book-running manager in our initial public offering and received fees of approximately $2.0 million, and DLJDIRECT Inc., an affiliate of DLJ and CSFB (now known as CSFBDIRECT Inc.), was an underwriter and received fees of approximately $0.1 million. We also paid a premium of approximately $1.7 million to DLJ Investment Partners and other investors for prepayment of our 13% senior subordinated notes. CFSB is acting as a managing underwriter in this offering and will receive the fees and expense reimbursement described under "Underwriting" for its services.

HITTMAN AGREEMENTS

    In August 1998, we purchased all of the outstanding capital stock of Hittman from Fred Hittman, the sole shareholder, for $71.8 million. Fred Hittman subsequently served as the President of our subsidiary Greatbatch-Hittman, Inc. until his retirement on December 31, 1999. We paid $69.0 million of the purchase price at the time of the acquisition and an additional $2.8 million after Hittman achieved financial targets in 1998. We paid DLJ a fee of approximately $2.8 million for acting as our financial advisor in connection with the acquisition, for its underwriting fee and for a bond consent fee.

    We lease our Columbia, Maryland facility from Mr. Hittman under an agreement that expires in 2006. In accordance with the agreement, we made payments to Mr. Hittman of $83,655 for the period from August 8, 1998 to the end of fiscal 1998, $210,600 in 1999 and $210,600 in 2000. The annual rental payment under the lease is $210,600 until 2003, at which time it increases annually until the termination of the lease. The average annual rental payment throughout the term of the lease is $219,600. In addition, we have an option to purchase the leased property for the agreed fair market value at the time when the lease expires.

    In August 1999, we entered into a stockholders agreement with Fred Hittman, then President of Greatbatch-Hittman, Inc., and DLJ Merchant Banking. In the agreement, we and Fred Hittman agreed to elect our Board of Directors and conduct and participate in registrations of securities governed by the agreements according to the terms of the agreement. Most transfer restrictions under the stockholders agreement terminated upon the consummation of our initial public offering. The stockholders agreement will survive the closing of this offering. The stockholders agreement provides that Fred Hittman will take all action within his power required to cause our Board of Directors to include all of the directors designated by DLJ Partners II or its successor in interest. Therefore, because an entity affiliated with DLJ Merchant Banking II, L.P. has the power to direct the voting of Mr. Hittman's shares in this respect, the entities affiliated with DLJ Merchant Banking II, L.P. may be deemed to share beneficial ownership of all of Mr. Hittman's 50,533 shares that are subject to the stockholders agreement. However, because Mr. Hittman does not have the power to direct the voting of shares owned by the entities affiliated with DLJ Merchant Banking II, L.P. under the terms of the stockholders agreement, Mr. Hittman does not share voting power with respect to those shares and consequently is not deemed to beneficially own any of such shares as a result of the stockholders agreement. Mr. Hittman is a selling stockholder in this offering.

GREATBATCH LEASE AGREEMENT

    We lease approximately 18,550 square feet at one of our Clarence, New York facilities from Warren Greatbatch, as trustee under an irrevocable trust agreement for the benefit of Ericka D. Chadbourne, who is the niece of Lawrence
A. Maciariello, a former director. Warren D. Greatbatch is the brother-in-law of Mr. Maciariello. In accordance with the lease agreement, which will expire on March 31, 2018, we made payments to the trust of $86,400 per year in each of fiscal 1998, 1999 and 2000. This lease provides that the rental rate is to be adjusted in 2003, 2008 and 2013 to reflect the fair market rental value at that time. Ericka D. Chadbourne, Warren D. Greatbatch and Lawrence A. Maciariello are selling stockholders in this offering.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information regarding beneficial ownership of our common stock as of June 1, 2001, and as adjusted to reflect the sale of shares of our common stock offered by us and the selling stockholders in this offering, by:

    - each person or group of affiliated persons that we know beneficially owns more than 5% of our outstanding shares of common stock;

    - each of our directors and named executive officers;

    - all of our directors and executive officers as a group; and

    - each selling stockholder.

    We determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission, which generally require inclusion of shares over which a person has voting or investment power. Shares of common stock issuable pursuant to options held by a person that are currently exercisable or exercisable within 60 days of June 1, 2001 are considered outstanding for that person, but not when computing the percentage ownership of each other person.

                                                   NUMBER OF
                                                    SHARES
                                                 BENEFICIALLY                         NUMBER OF             NUMBER OF SHARES
                                                     OWNED                              SHARES                BENEFICIALLY
                                                    BEFORE                              BEING                 OWNED AFTER
NAME OF BENEFICIAL OWNER                           OFFERING                            OFFERED                  OFFERING
------------------------             -------------------------------------   ----------------------------   ----------------
DLJ Merchant Banking Related
  Entities (1)
  DLJ Merchant Banking Partners II,
    L.P............................                              5,810,983                      2,039,541      3,771,442
  DLJ Merchant Banking Partners II-
    A, L.P.........................                                231,420                         81,224        150,196
  DLJ Offshore Partners II, C.V....                                285,753                        100,294        185,459
  DLJ Diversified Partners, L.P....                                339,736                        119,241        220,495
  DLJ Diversified Partners-A,
    L.P............................                                126,166                         44,282         81,884
  DLJ Millennium Partners, L.P.....                                 93,957                         32,977         60,980
  DLJ Millennium Partners-A,
    L.P............................                                 18,325                          6,432         11,893
  DLJMB Funding II, Inc............                              1,031,710                        362,110        669,600
  DLJ Investment Partners, L.P.....                                350,550                        123,036        227,514
  DLJ Investment Funding, Inc......                                 49,953                         17,532         32,421
  UK Investment Plan 1997
    Partners.......................                                153,747                         53,962         99,785
  DLJ EAB Partners, L.P............                                 26,090                          9,157         16,933
  DLJ First ESC, L.P...............                              1,709,816                        600,112      1,109,704
    Subtotal (1)(2)................                             10,228,206                      3,589,900      6,638,306
  John Hancock Financial
    Services, Inc. (3).............                                951,510                             --        951,510
    John Hancock Place
    P. O. Box 111
    Boston, Massachusetts 02117
  Edward F. Voboril (4)(5).........                                254,772                             --        254,772
  Larry T. DeAngelo (4)(6).........                                109,339                             --        109,339
  Curtis F. Holmes, Ph.D. (4)(7)...                                115,078                             --        115,078
  Richard W. Mott (4)(8)...........                                 90,318                             --         90,318
  Robert E. Rich, Jr. (4)(9).......                                 20,075                             --         20,075
  Esther S. Takeuchi, Ph.D.
    (4)(10)........................                                 10,136                             --         10,136
  Douglas E. Rogers (11)...........                                     --                             --
  Bill R. Sanford..................                                 30,000                             --         30,000

                                             PERCENTAGE OF
                                              COMMON STOCK
                                              OUTSTANDING
                                     ------------------------------
                                        BEFORE              AFTER
NAME OF BENEFICIAL OWNER               OFFERING            OFFERING
------------------------             -------------         --------
DLJ Merchant Banking Related
  Entities (1)
  DLJ Merchant Banking Partners II,
    L.P............................          31.1%           18.2%
  DLJ Merchant Banking Partners II-
    A, L.P.........................           1.2               *
  DLJ Offshore Partners II, C.V....           1.5               *
  DLJ Diversified Partners, L.P....           1.8             1.1
  DLJ Diversified Partners-A,
    L.P............................             *               *
  DLJ Millennium Partners, L.P.....             *               *
  DLJ Millennium Partners-A,
    L.P............................             *               *
  DLJMB Funding II, Inc............           5.5             3.2
  DLJ Investment Partners, L.P.....           1.9             1.1
  DLJ Investment Funding, Inc......             *               *
  UK Investment Plan 1997
    Partners.......................             *               *
  DLJ EAB Partners, L.P............             *               *
  DLJ First ESC, L.P...............           9.1             5.4
    Subtotal (1)(2)................          54.7            32.0
  John Hancock Financial
    Services, Inc. (3).............           5.1             4.6
    John Hancock Place
    P. O. Box 111
    Boston, Massachusetts 02117
  Edward F. Voboril (4)(5).........           1.4             1.2
  Larry T. DeAngelo (4)(6).........             *               *
  Curtis F. Holmes, Ph.D. (4)(7)...             *               *
  Richard W. Mott (4)(8)...........             *               *
  Robert E. Rich, Jr. (4)(9).......             *               *
  Esther S. Takeuchi, Ph.D.
    (4)(10)........................             *               *
  Douglas E. Rogers (11)...........             *               *
  Bill R. Sanford..................             *               *

                                                   NUMBER OF
                                                    SHARES
                                                 BENEFICIALLY                         NUMBER OF             NUMBER OF SHARES
                                                     OWNED                              SHARES                BENEFICIALLY
                                                    BEFORE                              BEING                 OWNED AFTER
NAME OF BENEFICIAL OWNER                           OFFERING                            OFFERED                  OFFERING
------------------------             -------------------------------------   ----------------------------   ----------------
  Henry Wendt (11).................                                     --                             --             --
  David M. Wittels (11)............                                     --                             --             --
  All directors and executive
    officers as a group (14
    persons)
(2)(4)(5)(6)(7)(8)(9)(10)(11)(12)..                                771,034                             --        771,034
  Evelyn Belstadt (13).............                                  3,999                          1,404          2,595
  Jack Belstadt....................                                  4,239                          1,488          2,751
  Karianne Belstadt (13)...........                                  3,999                          1,404          2,595
  Ricky Belstadt...................                                  3,999                          1,404          2,595
  Tim H. Belstadt (13).............                                 45,513                         15,974         29,539
  Jack Belstadt Family Trust.......                                 36,000                         12,635         23,365
  Ricky Belstadt Family Trust......                                 25,999                          9,125         16,874
  Tim Belstadt Family Trust........                                 67,999                         23,866         44,133
  William H. Bruns.................                                    790                            139            651
  Ashton B. Carter.................                                  1,700                            597          1,103
  Ericka D. Chadbourne.............                                 29,233                         10,260         18,973
  John M. Deutch...................                                  3,099                          1,088          2,011
  East Hill Foundation.............                                 99,999                         35,098         64,901
  Joseph C. Falcone................                                  9,999                            877          9,122
  John T. Fordyce..................                                    200                             70            130
  Christine A. Frysz...............                                  2,791                            979          1,812
  Greatbatch 1998 Trust for
    Children (Jenny Dulian)........                                 63,999                         22,462         41,537
  Greatbatch 1998 Trust for
    Children (Kenneth Dulian)......                                 63,999                         22,462         41,537
  Ami A. Greatbatch................                                 81,550                         28,622         52,928
  The John Greatbatch Trust........                                 19,999                          7,019         12,980
  Kenneth A. and Sharon H.
    Greatbatch.....................                                 75,886                          9,085         66,801
  Michele A. Greatbatch............                                 55,887                          4,903         50,984
  Warren D. Greatbatch.............                                261,551                         91,799        169,752
  Robert W. Hammell................                                  3,859                          1,354          2,505
  Hitachi Maxell, Ltd..............                                539,856                         70,196        469,660
  Fred Hittman (14)................                                 50,533                         17,736         32,797
  Paul G. Kaminski.................                                  3,099                          1,088          2,011
  James E. Maciariello.............                                  1,999                            702          1,297
  Lawrence A. and Anne K.
    Maciariello (15)...............                                 55,887                         11,758         44,129
  Lawrence A. Maciariello, Jr. and
    Darla G. Maciariello...........                                  1,999                            702          1,297
  Rachel Lee Maciariello...........                                  1,999                            702          1,297
  Lois H. Mott.....................                                  1,999                            123          1,876
  Robert T. Mott...................                                  6,000                            351          5,649
  William J. Perry.................                                  3,099                            351          2,748
  Michele R. Schmidt...............                                    288                            101            187
  John P. White....................                                  3,099                          1,088          2,011
  Irving B. Yoskowitz..............                                  3,099                          1,088          2,011

                                             PERCENTAGE OF
                                              COMMON STOCK
                                              OUTSTANDING
                                     ------------------------------
                                        BEFORE              AFTER
NAME OF BENEFICIAL OWNER               OFFERING            OFFERING
------------------------             -------------         --------
  Henry Wendt (11).................             *               *
  David M. Wittels (11)............             *               *
  All directors and executive
    officers as a group (14
    persons)
(2)(4)(5)(6)(7)(8)(9)(10)(11)(12)..           4.1             3.7
  Evelyn Belstadt (13).............             *               *
  Jack Belstadt....................             *               *
  Karianne Belstadt (13)...........             *               *
  Ricky Belstadt...................             *               *
  Tim H. Belstadt (13).............             *               *
  Jack Belstadt Family Trust.......             *               *
  Ricky Belstadt Family Trust......             *               *
  Tim Belstadt Family Trust........             *               *
  William H. Bruns.................             *               *
  Ashton B. Carter.................             *               *
  Ericka D. Chadbourne.............             *               *
  John M. Deutch...................             *               *
  East Hill Foundation.............             *               *
  Joseph C. Falcone................             *               *
  John T. Fordyce..................             *               *
  Christine A. Frysz...............             *               *
  Greatbatch 1998 Trust for
    Children (Jenny Dulian)........             *               *
  Greatbatch 1998 Trust for
    Children (Kenneth Dulian)......             *               *
  Ami A. Greatbatch................             *               *
  The John Greatbatch Trust........             *               *
  Kenneth A. and Sharon H.
    Greatbatch.....................             *               *
  Michele A. Greatbatch............             *               *
  Warren D. Greatbatch.............           1.4               *
  Robert W. Hammell................             *               *
  Hitachi Maxell, Ltd..............           2.9             2.3
  Fred Hittman (14)................             *               *
  Paul G. Kaminski.................             *               *
  James E. Maciariello.............             *               *
  Lawrence A. and Anne K.
    Maciariello (15)...............             *               *
  Lawrence A. Maciariello, Jr. and
    Darla G. Maciariello...........             *               *
  Rachel Lee Maciariello...........             *               *
  Lois H. Mott.....................             *               *
  Robert T. Mott...................             *               *
  William J. Perry.................             *               *
  Michele R. Schmidt...............             *               *
  John P. White....................             *               *
  Irving B. Yoskowitz..............             *               *


--------------------------

  * Less than 1%

 (1) Consists of shares held directly by DLJ Merchant Banking Partners II, L.P. and the related investors named below. The number of shares and percentages set forth opposite each entity under this heading and the subtotal of those numbers and percentages reflect record ownership and not beneficial ownership. The following related investors have been aggregated for beneficial ownership purposes: DLJ Merchant Banking Partners II, L.P.; DLJ Merchant Banking Partners II-A, L.P.; DLJ Offshore Partners II, C.V.; DLJ Diversified Partners, L.P.; DLJ Diversified Partners-A, L.P.; DLJ Millennium Partners, L.P.; DLJ Millennium Partners-A, L.P.; DLJMB Funding II, Inc.; DLJ Investment Partners, L.P.; DLJ Investment Funding, Inc.; UK Investment Plan 1997 Partners; DLJ EAB Partners, L.P.; and DLJ First ESC, L.P. The address for each of the entities related to DLJ Merchant Banking Partners is 277 Park Avenue, New York, New York 10172. Credit Suisse First Boston, a Swiss bank, filed a Schedule 13G dated February 14, 2001 reporting ownership of a majority of the voting stock of Credit Suisse First Boston, Inc., which in turn owns all of the voting stock of Credit Suisse First Boston (USA), Inc. (formerly Donaldson Lufkin &
     Jenrette, Inc.), or CSFB-USA. DLJ Merchant Banking Partners II, L.P. and the related entities named above are direct and indirect subsidiaries of CSFB-USA and merchant banking funds advised by subsidiaries of CSFB-USA.

 (2) Voting power with respect to shares covered by stockholders agreements entered into in July 1997, August 1999 and August 2000 is shared with the other parties to the stockholders agreements. Therefore, the various entities affiliated with CSFB-USA and Messrs. Rogers, Wendt and Wittels each may be deemed to beneficially own all of the 12,920,565 shares of common stock with respect to which voting power is shared pursuant to the stockholders agreements. Such 12,920,565 shares consist of the 12,330,176 shares that are subject to the three stockholders agreements entered into in July 1997, including the 10,228,206 shares held directly by the entities affiliated with CSFB-USA and the shares held directly by Messrs. Voboril, DeAngelo, Holmes, Mott and Rich and Dr. Takeuchi; the 50,533 shares held directly by Fred Hittman that are subject to the stockholders agreement entered into in August 1999; and the 539,856 shares held directly by Hitachi-Maxell, Ltd. that are subject to the stockholders agreement entered into in August 2000. In addition, the other parties to the stockholders agreement dated as of July 16, 1997, who, under the agreement, share voting power with respect to the shares owned by the entities affiliated with CSFB-USA, may be deemed to beneficially own the 10,228,206 shares of common stock held by the entities affiliated with CSFB-USA, which is equivalent to 54.7% of the common stock outstanding before this offering and 32.0% of the common stock outstanding after this offering. Those other parties, each of whom disclaims beneficial ownership of such shares held by the entities affiliated with CSFB-USA, include the following persons: Tim H. Belstadt, Susan M. Bratton, Larry T. DeAngelo, Curtis F. Holmes, Arthur J. Lalonde, Richard W. Mott, Edward F. Voboril, Jack A. Belstadt, Richard J. Boos, William H. Bruns, Curtis A. Cashmore, William D.K. Clark, Steven J. Ebel, Douglas P. Eberhard, Gayle E. Fairchild, Stuart S. Ferguson, John T. Fordyce, Frank J. Forkl, Jr., Dominick J. Frustaci, Christine A. Frysz, Richard M. Garlapow, Robert W. Hammell, Robert C. Jackson, Ricky S. Kline, Randolph A. Leising, Bruce E. Meyer, Charles L. Mozeko, Barry C. Muffoletto, Michael R. Nowaczyk, William M. Paulot, Joseph M. Probst, Michael F. Pyszczek, Janice E. Remigio, Robert C. Rusin, Gary J. Sfeir, Robert W. Siegler, Joseph E. Spaulding, Esther S. Takeuchi, Mark Visbisky, Gary R. Whitcher and Robert C. Weigand. The various entities affiliated with CSFB-USA disclaim beneficial ownership of the shares held by these individuals.

 (3) John Hancock Financial Services, Inc., John Hancock Life Insurance Company, John Hancock Subsidiaries, Inc., The Berkeley Financial Group, Inc. and John Hancock Advisors, Inc. filed a Schedule 13G dated February 12, 2001. In this Schedule 13G, John Hancock Financial Services, Inc. reported that it is the ultimate parent company of John Hancock Advisors, Inc., which has direct beneficial ownership of the reported shares.

 (4) Voting power with respect to the shares covered by stockholders agreements entered into in July 1997 is shared with the other parties to the stockholders agreements. Therefore, Messrs. Voboril, DeAngelo, Holmes, Mott and Rich and Dr. Takeuchi each may be deemed to beneficially own all of the 11,844,522 shares of common stock with respect to which voting power is shared pursuant to the stockholders agreements. Messrs. Voboril, DeAngelo, Holmes, Mott and Rich and Dr. Takeuchi disclaim beneficial ownership of such shares, other than the 254,772 shares, 109,339 shares, 115,078 shares, 90,318 shares, 20,075 shares and 10,136 shares held directly by Messrs. Voboril, DeAngelo, Holmes, Mott and Rich and Dr. Takeuchi, respectively.

 (5) Includes 42,000 shares of common stock held by Mr. Voboril's spouse as a trustee of a trust for the benefit of Mr. Voboril's family members and 66,541 shares Mr. Voboril has the right to acquire pursuant to options exercisable within 60 days after June 1, 2001. Including such shares, Mr. Voboril directly holds 254,772 shares of common stock, which is equivalent to 1.4% of the common stock outstanding before this offering and 1.2% of the common stock outstanding after this offering.

 (6) Includes 24,846 shares Mr. DeAngelo has the right to acquire pursuant to options exercisable within 60 days after June 1, 2001. Including such shares, Mr. DeAngelo directly holds 109,339 shares of common stock, which is equivalent to less than 1% of the common stock outstanding before and after this offering.

 (7) Includes 13,334 shares of common stock held by Dr. Holmes's spouse as the trustee of a trust for the benefit of Dr. Holmes's family members and 26,623 shares Dr. Holmes has the right to acquire pursuant to options exercisable within 60 days after June 1, 2001. Including such shares, Dr. Holmes directly holds 115,078 shares of common stock, which is equivalent to less than 1% of the common stock outstanding before and after this offering.

 (8) Includes 866 shares held by Mr. Mott as trustee of the Sarah E. Mott Trust, 866 shares held by Mr. Mott as trustee of the Lindsay Mott Trust, 866 shares held by Mr. Mott as trustee of the Rachel Mott Trust and 27,863 shares Mr. Mott has the right to acquire pursuant to options exercisable within 60 days after June 1, 2001. Including such shares, Mr. Mott directly holds 90,318 shares of common stock, which is equivalent to less than 1% of the common stock outstanding before and after this offering.

 (9) Mr. Rich directly holds 20,075 shares of common stock, which is equivalent to less than 1% of the common stock outstanding before and after this offering.

(10) Includes 8,137 shares Dr. Takeuchi has the right to acquire pursuant to options exercisable within 60 days after June 1, 2001. Including such shares, Dr. Takeuchi directly holds 10,136 shares of common stock, which is equivalent to less than 1% of the common stock outstanding before and after this offering.

(11) Consists of shares held by entities affiliated with CSFB-USA, all of which are funds managed by DLJ Merchant Banking. Messrs. Rogers, Wendt and Wittels are officers of DLJ Merchant Banking. Shares shown for Messrs. Rogers, Wendt and Wittels exclude shares shown as held by entities affiliated with CSFB-USA, as to which they disclaim beneficial ownership.

(12) All directors and executive officers as a group may be deemed to beneficially own an aggregate of 10,999,249 shares of common stock before this offering, which is equivalent to 58.8% of the common stock outstanding before this offering and may be deemed to beneficially own an aggregate of 7,409,225 shares of common stock after this offering, which is equivalent to 35.8% of the common stock outstanding after this offering.

(13) Evelyn Belstadt is the spouse and Karianne Belstadt is the daughter of Tim
    H. Belstadt, who served as a Vice President of our company until December 31, 1998.

(14) Mr. Hittman served as the President of Greatbatch-Hittman, Inc. until December 31, 1999.

(15) Mr. Maciariello served as a member of our Board of Directors until May 18, 2000.

                          DESCRIPTION OF CAPITAL STOCK

    Immediately following the consummation of this offering, the authorized capital stock of our company will consist of 100,000,000 shares of common stock, par value $.001 per share, and 100,000,000 shares of preferred stock, par value $.001 per share, the rights and preferences of which may be established from time to time by our Board of Directors. As of June 1, 2001, there were 18,712,967 shares of common stock outstanding that were held of record by approximately 117 registered stockholders. Upon completion of this offering, there will be 20,712,967 outstanding shares of common stock, no outstanding shares of preferred stock and options to purchase 632,583 shares of common stock.

    The following discussion summarizes the material provisions of our capital stock and the anti-takeover provisions that are contained in our certificate of incorporation and bylaws. This summary is qualified by our restated certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

    Our restated certificate of incorporation and bylaws contain provisions, such as the authorization of "blank check" preferred stock, limiting who may call special meetings of our stockholders and advance notice procedures that are required for stockholders to nominate candidates for election to our Board of Directors or propose matters to be acted upon at stockholder meetings, which are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors. "Blank check" preferred stock could be issued by our Board of Directors, without the delay that would be required to obtain stockholder approval, to increase the number of outstanding shares and thwart a takeover attempt. Limitations on who may call special meetings of our stockholders make it difficult for minority stockholders to call special meetings in which a new Board of Directors could be elected, among other things. Advance notice requirements for nominations of candidates for election to our Board of Directors or to propose matters to be acted upon by stockholders at stockholder meetings make it more difficult for stockholders to nominate new directors or submit stockholder proposals to be acted upon at stockholder meetings. These provisions may have the effect of delaying, deferring or preventing a future takeover or change in control of our company, unless such takeover or change in control is approved by our Board of Directors.

COMMON STOCK

    Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Because holders of common stock do not have cumulative voting rights, the holders of a majority of the shares of common stock can elect all of the members of our Board of Directors. Subject to preferences of any preferred stock that may be issued in the future, the holders of common stock are entitled to receive dividends as may be declared by our Board of Directors. The common stock is entitled to receive pro rata all of the assets of our company available for distribution to our stockholders. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

    Our common stock is listed on The New York Stock Exchange under the symbol "GB."

PREFERRED STOCK

    Our Board of Directors will be authorized, without further action by our stockholders, to issue shares of preferred stock in one or more series. The Board will have discretion to determine the rights, preferences, privileges and limitations of each series, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. Satisfaction of any dividend preference of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. We have no current intention to issue any shares of preferred stock.

OPTIONS

    As of June 1, 2001, options to purchase a total of 632,583 shares of our common stock were outstanding, and options to acquire up to 1,036,496 shares of common stock may be available for future issuance under our existing stock option plans. The average weighted exercise price per share of the options outstanding as of June 1, 2001 was $10.22.

REGISTRATION RIGHTS

    After this offering, the holders of 8,919,997 shares of our common stock will be entitled to registration rights. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of registration and are entitled to include shares of common stock, subject to pro rata and underwriting exceptions. Additionally, some of our stockholders have demand registration rights pursuant to which they may require us on up to two occasions, to file a registration statement under the Securities Act at our expense. The registration rights are subject to the right of the underwriters of an offering to limit the number of shares included in the registration and our right not to effect a required registration within 180 days following an offering of our securities pursuant to a registration statement in connection with an underwritten public offering, including this offering. If more than half of the securities entitled to demand registration are excluded by the underwriters, the holders of demand registration rights are to be given an additional demand registration right. These registration rights are also subject to our right not to effect a requested registration, for no more than one 120-day period during any calendar year, if our Board of Directors determines in good faith to delay the filing to allow our company to include financial statements in the registration statement or if our Board of Directors reasonably determines that effectiveness of the registration statement or an offering would materially adversely affect a pending or proposed acquisition, merger or other significant corporate transaction.

LIMITATION OF LIABILITY OF OFFICERS AND DIRECTORS

    Our restated certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate the rights of our company and our stockholders, through stockholders' derivative suits on behalf of our company, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, our directors will be personally liable to us and our stockholders for monetary damages if they acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from their actions as directors. In addition, our restated certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We have entered indemnification agreements with our current directors and executive officers. We also maintain directors and officers insurance.

DELAWARE ANTI-TAKEOVER LAW

    We are subject to Section 203 of the Delaware General Corporation law which regulates corporate acquisitions. This law provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation may not engage in business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. The law does not include interested stockholders prior to the time our common stock became listed on The New York Stock Exchange. The law defines the term "business combination" to include mergers, asset sales and other transactions in which the interested stockholder receives or could receive a financial benefit on other than a pro rata basis with other stockholders. This provision has an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock. With approval of our stockholders, we could amend our certificate of incorporation in the future to avoid the restrictions imposed by this anti-takeover law.

TRANSFER AGENT AND REGISTRAR


    The transfer agent and registrar for our common stock is Mellon Investor Services, LLC.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this offering, we will have 20,712,967 outstanding shares of common stock and outstanding options to purchase 632,583 shares of our common stock, assuming no exercise of the underwriters' over-allotment option and no additional option grants or exercises after June 1, 2001. We expect that the 6,000,000 shares to be sold in this offering, plus any shares sold upon exercise of the underwriters' over-allotment option, together with the 5,750,000 shares we issued in our initial public offering, will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining 8,919,997 shares outstanding and 632,583 shares subject to outstanding options are "restricted securities" within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if the sale is registered or if it qualifies for an exemption from registration, such as under Rule 144 or Rule 144(k) promulgated under the Securities Act, which are summarized below.

LOCK-UP AGREEMENTS

    Our executive officers, directors, the selling stockholders and some of our existing stockholders and key employees have entered into the lock-up agreements described in "Underwriting."

RULE 144

    In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

    - 1% of the number of shares of common stock then outstanding, which will equal approximately 207,130 shares immediately after this offering; and

    - the average weekly trading volume of our common stock on The New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

    Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us.

RULE 144(K)

    Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, may sell these shares without complying with the manner of sale, public information, volume limitation or notice requirements of Rule 144.

REGISTRATION RIGHTS

    After this offering, the holders of approximately 8,919,997 shares of common stock will be entitled to rights with respect to registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares, except for shares purchased by affiliates of our company, becoming freely tradable without restriction under the Securities Act immediately on the effective date of this offering.

STOCK OPTIONS

    We have filed a registration statement under the Securities Act covering all shares of common stock subject to outstanding stock options and common stock issuable under our stock option plans. Shares of common stock registered under any registration statement will, subject to Rule 144 volume limitations applicable to affiliates and the lock-up agreements described in "Underwriting," be available for sale in the open market.

                                  UNDERWRITING

    Under the terms and subject to the conditions contained in an underwriting
agreement dated            , 2001, we and the selling stockholders have agreed
to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Morgan Stanley & Co. Incorporated, Banc of America Securities LLC and U.S. Bancorp Piper Jaffray Inc. are acting as representatives, the following respective numbers of shares of common stock:

                                                              NUMBER OF
UNDERWRITER                                                     SHARES
-----------                                                   ----------
Credit Suisse First Boston Corporation......................
Morgan Stanley & Co. Incorporated...........................
Banc of America Securities LLC..............................
U.S. Bancorp Piper Jaffray Inc..............................
                                                              ----------
    Total...................................................
                                                              ==========

    The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

    The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to an aggregate of 900,000 additional outstanding shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

    The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a selling concession of $         per share.
The underwriters and selling group members may allow a discount of $         per
share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

    The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

                                                     PER SHARE                           TOTAL
                                          -------------------------------   -------------------------------
                                             WITHOUT            WITH           WITHOUT            WITH
                                          OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                          --------------   --------------   --------------   --------------
Underwriting Discounts and Commissions
  payable by us.........................      $                $                $                $
Expenses payable by us..................      $                $                $                $
Underwriting Discounts and Commissions
  payable by the selling stockholders...      $                $                $                $
Expenses payable by the selling
  stockholders..........................      $   --           $   --           $   --           $   --

    Credit Suisse First Boston Corporation, one of the underwriters, may be deemed to be our affiliate. The offering, therefore, is being conducted in accordance with the applicable provisions of Rule 2720 of the National Association of Securities Dealers, Inc.'s Conduct Rules.

    We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan.

    Our officers and directors, the selling stockholders and some of our existing stockholders and key employees have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

    We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

    Our common stock is listed on The New York Stock Exchange under the symbol "GB."

    DLJ Merchant Banking Partners II, L.P., DLJ Merchant Banking Partners II-A, L.P., DLJ Offshore Partners II, C.V., DLJ Diversified Partners, L.P., DLJ Diversified Partners-A, L.P., DLJ Millennium Partners, L.P., DLJ Millennium Partners-A, L.P., DLJMB Funding II, Inc., DLJ Investment Partners, L.P., DLJ Investment Funding, Inc., UK Investment Plan 1997 Partners, DLJ EAB Partners, L.P. and DLJ First ESC, L.P., each of which is an affiliate of Credit Suisse First Boston Corporation, are stockholders of our company.

    In addition, DLJ Merchant Banking Partners II, L.P. and its affiliates have the right to nominate a majority of the members of our Board of Directors. DLJ Capital Funding, Inc. acted as syndication agent and was a lender under our former bank credit facility. Prior to this offering, Credit Suisse First Boston Corporation and its affiliates owned an aggregate of approximately 54.7% of the issued and outstanding shares of our common stock.

    In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

    - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

    - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option--a naked short position--the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

    - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

    A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an online distribution through its affiliate, CSFBDIRECT Inc., an online broker dealer, as a selling group member.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

    By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

    - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

    - where required by law, the purchaser is purchasing as principal and not as agent, and

    - the purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

    All of the issuer's directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

    A purchaser of common stock to whom the SECURITIES ACT (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within 10 days of the sale of any common stock acquired by the purchaser in this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

    Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

    The validity of the issuance of the shares of common stock offered by this prospectus will be passed on for us by Weil, Gotshal & Manges LLP, Houston, Texas. Certain legal matters relating to the common stock offered by this prospectus will be passed on for the underwriters by Akin, Gump, Strauss, Hauer & Feld, L.L.P., New York, New York.

                                    EXPERTS

    The consolidated balance sheets of Wilson Greatbatch Technologies, Inc. and subsidiary as of December 31, 1999 and December 29, 2000 and the consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 29, 2000 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement of which this prospectus is a part have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in this prospectus (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in method of accounting for costs of start-up activities), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    Ernst & Young LLP, independent auditors, have audited the financial statements of Sierra-KD Components Division at December 31, 2000 and for the year then ended, as set forth in their report. We have included these financial statements in this prospectus and elsewhere in this registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act relating to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement because some parts have been omitted in accordance with the rules and regulations of the Commission. For further information about us and the common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete. Reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit. The registration statement, including related exhibits and schedules, may be inspected without charge at the Commission's principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the Commission from:

    - the Commission's Public Reference Room at the Commission's principal office, 450 Fifth Street, N.W., Washington, D.C. 20549; or

    - the Commission's regional offices in: New York, located at 7 World Trade Center, Suite 1300, New York, New York 10048; or Chicago, located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

    You may obtain information regarding the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the Commission. The address of the web site is WWW.SEC.GOV.

    We furnish holders of our common stock with annual reports containing audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. We also furnish other reports as we may determine or as may be required by law.

                         INDEX TO FINANCIAL STATEMENTS

PRO FORMA FINANCIAL STATEMENTS:

Unaudited Pro Forma As Adjusted Consolidated Financial
  Information...............................................   F-2

Unaudited Pro Forma As Adjusted Consolidated Balance Sheet
  as of March 30, 2001......................................   F-3

Unaudited Pro Forma As Adjusted Consolidated Statement of
  Operations for the year ended December 29, 2000...........   F-4

Unaudited Pro Forma As Adjusted Consolidated Statement of
  Operations for the three months ended March 30, 2001......   F-5

WILSON GREATBATCH TECHNOLOGIES, INC. AND SUBSIDIARY:

Independent Auditors' Report................................   F-6

Consolidated Balance Sheets as of December 31, 1999 and
  December 29, 2000.........................................   F-7

Consolidated Statements of Operations for the years ended
  January 1, 1999, December 31, 1999 and December 29,
  2000......................................................   F-8

Consolidated Statements of Stockholders' Equity for the
  years ended January 1, 1999, December 31, 1999 and
  December 29, 2000.........................................   F-9

Consolidated Statements of Cash Flows for the years ended
  January 1, 1999, December 31, 1999 and December 29,
  2000......................................................  F-10

Notes to Consolidated Financial Statements for the years
  ended January 1, 1999, December 31, 1999 and December 29,
  2000......................................................  F-11

SIERRA-KD COMPONENTS DIVISION:

Report of Ernst & Young LLP, Independent Auditors...........  F-28

Balance Sheets as of December 31, 2000 (Audited) and
  March 31, 2001 (Unaudited)................................  F-29

Statements of Operations for the year ended December 31,
  2000 (Audited) and three months ended March 31, 2000 and
  2001 (Unaudited)..........................................  F-30

Statements of Division Equity for the year ended
  December 31, 2000 (Audited) and the three months ended
  March 31, 2001 (Unaudited)................................  F-31

Statements of Cash Flows for the year ended December 31,
  2000 (Audited) and three months ended March 31, 2000 and
  2001 (Unaudited)..........................................  F-32

Notes to Financial Statements...............................  F-33

       UNAUDITED PRO FORMA AS ADJUSTED CONSOLIDATED FINANCIAL INFORMATION

    The following unaudited pro forma as adjusted consolidated financial information has been derived from the historical financial information of Wilson Greatbatch Technologies, Inc. (WGT) and the Sierra-KD Components Division (Sierra) included elsewhere in this prospectus. The unaudited pro forma consolidated statement of operations data for the year ended December 29, 2000 and for the three months ended March 30, 2001 gives effect to the following events as if each had occurred on January 1, 2000:

    - the acquisition of Sierra in June 2001;

    - the amendment of our credit agreement in June 2001; and

    - the effect of our initial public offering and repayment of indebtedness in October 2000.

    The unaudited pro forma as adjusted consolidated balance sheet data as of March 30, 2001 gives effect to the following events as if each had occurred on March 30, 2001:

    - the acquisition of Sierra in June 2001;

    - the amendment of our credit agreement in June 2001; and


    - the receipt and application as described under "Use of Proceeds" of the estimated net proceeds to us from this offering assuming a price of $26.99 per share, the last reported sale price on the New York Stock Exchange on July 9, 2001.


    The unaudited pro forma as adjusted consolidated financial information does not purport to represent what WGT's results of operations actually would have been had these events occurred on the dates indicated, nor are they intended to project WGT's results of operations for any future period or date. The unaudited pro forma as adjusted consolidated financial information should be read in conjunction with the historical consolidated financial statements appearing elsewhere in this prospectus.

           UNAUDITED PRO FORMA AS ADJUSTED CONSOLIDATED BALANCE SHEET
                              AS OF MARCH 30, 2001
                                 (IN THOUSANDS)


                                              HISTORICAL
                                     -----------------------------
                                           WILSON
                                         GREATBATCH                   PRO FORMA                  OFFERING      PRO FORMA
                                     TECHNOLOGIES, INC.    SIERRA    ADJUSTMENTS   PRO FORMA    ADJUSTMENTS   AS ADJUSTED
                                     ------------------   --------   -----------   ----------   -----------   -----------
CURRENT ASSETS:
  Cash and cash equivalents........       $    253        $   448      $  (653)(1)  $     48      $49,211(3)   $ 49,259
  Accounts receivable, net.........         15,377          3,498       (4,816)(1)    14,059           --        14,059
  Inventories......................         15,948          4,771           --        20,719           --        20,719
  Prepaid expenses and other
    assets.........................            930             54           --           984           --           984
  Refundable income taxes..........            279             --           --           279           --           279
  Deferred tax asset...............          1,863             --           --         1,863           --         1,863
                                          --------        -------      -------      --------      -------      --------
  Total current assets.............         34,650          8,771       (5,469)       37,952       49,211        87,163
PROPERTY, PLANT AND EQUIPMENT,
  NET..............................         36,640          2,834           --        39,474           --        39,474
INTANGIBLE ASSETS, NET.............        102,347             --       42,676 (1)(2)   145,023        --       145,023
DEFERRED TAX ASSET.................          8,800             --           --         8,800           --         8,800
OTHER ASSETS.......................          1,970             65           --         2,035           --         2,035
                                          --------        -------      -------      --------      -------      --------
TOTAL ASSETS.......................       $184,407        $11,670      $37,207      $233,284      $49,211      $282,495
                                          ========        =======      =======      ========      =======      ========

CURRENT LIABILITIES:
  Accounts payable.................       $  3,277        $ 2,661      $(1,318)     $  4,620      $    --      $  4,620
  Accrued liabilities..............          9,429            534           --         9,963           --         9,963
  Due to affiliates................             --          2,095       (2,095)(1)        --           --            --
  Current maturities of long-term
    obligations....................             15             --        6,000 (2)     6,015           --         6,015
                                          --------        -------      -------      --------      -------      --------
  Total current liabilities........         12,721          5,290        2,587        20,598           --        20,598
LONG-TERM OBLIGATIONS..............         35,916             --       41,000 (2)    76,916           --        76,916
                                          --------        -------      -------      --------      -------      --------
  Total liabilities................         48,637          5,290       43,587        97,514           --        97,514
                                          --------        -------      -------      --------      -------      --------

STOCKHOLDERS' EQUITY:
  Common stock.....................             19             --           --            19            2 (3)        21
  Division equity..................             --          6,380       (6,380)(1)        --           --            --
  Capital in excess of par value...        157,537             --           --       157,537       49,209 (3)   206,746
  Retained deficit.................        (17,607)            --           --       (17,607)          --       (17,607)
                                          --------        -------      -------      --------      -------      --------
  Subtotal.........................        139,949          6,380       (6,380)      139,949       49,211       189,160
  Less treasury stock, at cost.....         (4,179)            --           --        (4,179)          --        (4,179)
                                          --------        -------      -------      --------      -------      --------
  Total stockholders' equity.......        135,770          6,380       (6,380)      135,770       49,211       184,981
                                          --------        -------      -------      --------      -------      --------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY...........................       $184,407        $11,670      $37,207      $233,284      $49,211      $282,495
                                          ========        =======      =======      ========      =======      ========


------------------------------

(1) To record the purchase of substantially all of the assets of Sierra for $49.0 million in cash, less liabilities assumed. The transaction excluded cash, accounts receivable and intercompany accounts. We have also eliminated intercompany accounts receivable and accounts payable in the amount of $1,318,000. The excess of the purchase price over the fair value of the net assets that we acquired will be allocated to identifiable intangible assets and to goodwill. Such amounts are based on preliminary asset allocations and are subject to final allocation adjustments.

(2) To record borrowings of $47.0 million under WGT's amended credit facility for the purchase of Sierra and a loan origination fee to an unrelated party of $1.4 million incurred related to the borrowings of $47.0 million.


(3) To record assumed proceeds from the sale of 2,000,000 shares of WGT common stock less estimated underwriting fees and offering expenses of $4.8 million. The assumption of offering proceeds is permitted as we expect to have a firm commitment from our underwriters upon execution of the underwriting agreement.

      UNAUDITED PRO FORMA AS ADJUSTED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 29, 2000
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                  HISTORICAL
                                         -----------------------------
                                               WILSON                      SIERRA          IPO
                                             GREATBATCH                   PRO FORMA     PRO FORMA
                                         TECHNOLOGIES, INC.    SIERRA    ADJUSTMENTS   ADJUSTMENTS   PRO FORMA
                                         ------------------   --------   -----------   -----------   ----------
REVENUES...............................        $97,790        $13,691      $(3,100)(1)   $    --      $108,381
COST OF GOODS SOLD.....................         55,446         10,589       (3,100)(1)        --        62,935
                                               -------        -------      -------       -------      --------
GROSS PROFIT...........................         42,344          3,102           --            --        45,446
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES.............................         11,473          3,306           --            --        14,779
RESEARCH, DEVELOPMENT AND ENGINEERING
  COSTS, NET...........................          9,941            250           --            --        10,191
INTANGIBLE AMORTIZATION................          6,530             --        2,064 (2)        --         8,594
                                               -------        -------      -------       -------      --------
                                                14,400           (454)      (2,064)           --        11,882
INTEREST EXPENSE.......................         12,958             21        3,783 (3)    (8,889)(5)     7,873
OTHER (INCOME) EXPENSE.................           (189)            --           --            --          (189)
                                               -------        -------      -------       -------      --------
INCOME (LOSS) BEFORE INCOME TAXES AND
  EXTRAORDINARY LOSS...................          1,631           (475)      (5,847)        8,889         4,198
INCOME TAX EXPENSE (BENEFIT) (4).......            611           (166)      (2,163)        3,271         1,553
                                               -------        -------      -------       -------      --------
INCOME (LOSS) BEFORE EXTRAORDINARY LOSS
  (CONTINUING OPERATIONS)..............        $ 1,020        $  (309)     $(3,684)      $ 5,618      $  2,645
                                               =======        =======      =======       =======      ========

BASIC EARNINGS PER SHARE
  Income from continuing operations....        $  0.07                                                $   0.15

DILUTED EARNINGS PER SHARE
  Income from continuing operations....        $  0.07                                                $   0.14

WEIGHTED AVERAGE SHARES OUTSTANDING
  Basic................................         14,167                                                  18,198
  Diluted..............................         14,434                                                  18,465

--------------------------

(1) To eliminate intercompany sales.

(2) To record the amortization of intangible assets and goodwill acquired as a result of the purchase price allocation of Sierra. For pro forma purposes, identifiable intangible assets and goodwill are amortized over 20 years. Such amounts are based on preliminary asset allocations and are subject to final allocation adjustments. We have not included the potential impact of the new accounting standard regarding the treatment of goodwill as this standard has not yet been issued.

(3) To record interest expense at an effective interest rate of 8.5% for amounts borrowed under the amended credit facility used to finance the Sierra acquisition.

(4) Reflects an income tax (benefit) expense at expected effective rates.

(5) Adjusts interest expense to reflect what would have been expensed if the initial public offering that was completed on October 4, 2000 had occurred on January 1, 2000. This would result in interest on debt of approximately $3.7 million at an effective rate of approximately 8.5% rather than that which was historically recorded.

      UNAUDITED PRO FORMA AS ADJUSTED CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 30, 2001
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                   HISTORICAL
                                          -----------------------------
                                                WILSON                      SIERRA          IPO
                                              GREATBATCH                   PRO FORMA     PRO FORMA
                                          TECHNOLOGIES, INC.    SIERRA    ADJUSTMENTS   ADJUSTMENTS   PRO FORMA
                                          ------------------   --------   -----------   -----------   ----------
REVENUES................................        $29,571        $ 5,295      $(1,300)(1)    $ --        $33,566
COST OF GOODS SOLD......................         15,560          3,953       (1,300)(1)      --         18,213
                                                -------        -------      -------        ----        -------
GROSS PROFIT............................         14,011          1,342           --          --         15,353
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES..............................          3,780            516           --          --          4,296
RESEARCH, DEVELOPMENT AND ENGINEERING
  COSTS, NET............................          3,188            139           --          --          3,327
INTANGIBLE AMORTIZATION.................          1,639             --          516 (2)      --          2,155
                                                -------        -------      -------        ----        -------
                                                  5,404            687         (516)         --          5,575
INTEREST EXPENSE........................            712             (1)         846 (3)      89 (5)      1,646
OTHER (INCOME) EXPENSE..................             59             --           --          --             59
                                                -------        -------      -------        ----        -------
INCOME (LOSS) BEFORE INCOME TAXES AND
  EXTRAORDINARY LOSS....................          4,633            688       (1,362)        (89)         3,870
INCOME TAX EXPENSE (BENEFIT)............          1,714            241         (504)(4)     (19)(4)      1,432
                                                -------        -------      -------        ----        -------
INCOME (LOSS) BEFORE EXTRAORDINARY LOSS
  (CONTINUING OPERATIONS)...............        $ 2,919        $   447      $  (858)       $(70)       $ 2,438
                                                =======        =======      =======        ====        =======
BASIC EARNINGS PER SHARE
  Income from continuing operations.....        $  0.16                                                $  0.13
DILUTED EARNINGS PER SHARE
  Income from continuing operations.....        $  0.15                                                $  0.13
WEIGHTED AVERAGE SHARES OUTSTANDING
  Basic.................................         18,713                                                 18,713
  Diluted...............................         19,059                                                 19,059

--------------------------

(1) To eliminate intercompany sales.

(2) To record the amortization of intangible assets acquired as a result of the purchase price allocation of Sierra. For pro forma purposes, identifiable intangible assets and goodwill are amortized over 20 years. Such amounts are based on preliminary asset allocations and are subject to final allocation adjustments. We have not included the potential impact of the new accounting standard regarding the treatment of goodwill as this standard has not yet been issued.

(3) To record interest expense at an effective interest rate of 8.5% for amounts borrowed under the amended credit facility used to finance the Sierra acquisition.

(4) Reflects an income tax (benefit) expense at expected effective rates.

(5) Adjusts interest expense to reflect what would have been expensed if the initial public offering that was completed on October 4, 2000 had occurred on January 1, 2000. This would result in interest on debt of approximately $0.5 million at an effective rate of approximately 8.5% rather than that which was historically recorded.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Wilson Greatbatch Technologies, Inc.
Clarence, New York

    We have audited the accompanying consolidated balance sheets of Wilson Greatbatch Technologies, Inc. and subsidiary (the "Company") as of December 31, 1999 and December 29, 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 29, 2000. Our audits also included the financial statement schedule listed in the Index at Item 16(B). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wilson Greatbatch
Technologies, Inc. and subsidiary as of December 31, 1999 and December 29, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2000, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

    As discussed in Note 2 to the consolidated financial statements, in 1999, the Company changed its method of accounting for costs of start-up activities.

DELOITTE & TOUCHE LLP

Buffalo, New York
January 24, 2001

              WILSON GREATBATCH TECHNOLOGIES, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                           DECEMBER 31,   DECEMBER 29,    MARCH 30,
                                                               1999           2000          2001
                                                           ------------   ------------   -----------
                                                                                         (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..............................    $  3,863       $     16       $    253
  Accounts receivable, net of allowance for doubtful
    accounts of $219, $319 and $364 as of December 31,
    1999, December 29, 2000 and March 30, 2001,
    respectively.........................................      11,016         12,977         15,377
  Inventories............................................      13,583         13,643         15,948
  Prepaid expenses and other assets......................         868            819            930
  Refundable income taxes................................       2,520            623            279
  Deferred tax asset.....................................       1,520          1,863          1,863
                                                             --------       --------       --------
    Total current assets.................................      33,370         29,941         34,650
PROPERTY, PLANT AND EQUIPMENT, NET.......................      33,557         36,625         36,640
INTANGIBLE ASSETS, NET...................................     112,902        104,395        102,347
DEFERRED TAX ASSET.......................................       7,828          8,800          8,800
OTHER ASSETS.............................................       2,122          1,886          1,970
                                                             --------       --------       --------
TOTAL ASSETS.............................................    $189,779       $181,647       $184,407
                                                             ========       ========       ========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable.......................................    $  2,385       $  2,365       $  3,277
  Accrued liabilities....................................       7,139          9,480          9,429
  Current maturities of long-term obligations............       6,225          3,017             15
                                                             --------       --------       --------
    Total current liabilities............................      15,749         14,862         12,721
LONG-TERM OBLIGATIONS....................................     126,988         30,951         35,916
DEFERRED COMPENSATION....................................         635             --             --
                                                             --------       --------       --------
    Total liabilities....................................     143,372         45,813         48,637

COMMITMENTS AND CONTINGENCIES (NOTE 13)

STOCKHOLDERS' EQUITY:
  Common stock...........................................          12             19             19
  Subscribed common stock................................       1,684             --             --
  Capital in excess of par value.........................      63,488        157,526        157,537
  Retained deficit.......................................     (16,984)       (17,532)       (17,607)
                                                             --------       --------       --------
    Subtotal.............................................      48,200        140,013        139,949
  Less treasury stock, at cost...........................        (109)        (4,179)        (4,179)
  Less subscribed common stock receivable................      (1,684)            --             --
                                                             --------       --------       --------
    Total stockholders' equity...........................      46,407        135,834        135,770
                                                             --------       --------       --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY...............    $189,779       $181,647       $184,407
                                                             ========       ========       ========

                See notes to consolidated financial statements.

              WILSON GREATBATCH TECHNOLOGIES, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                        YEARS ENDED                     THREE MONTHS ENDED
                                          ----------------------------------------   -------------------------
                                          JANUARY 1,   DECEMBER 31,   DECEMBER 29,    MARCH 31,     MARCH 30,
                                             1999          1999           2000          2000          2001
                                          ----------   ------------   ------------   -----------   -----------
                                                                                     (UNAUDITED)   (UNAUDITED)
REVENUES................................   $77,361       $79,235        $97,790        $23,176       $29,571
COST OF GOODS SOLD......................    36,454        41,057         55,446         12,936        15,560
                                           -------       -------        -------        -------       -------
GROSS PROFIT............................    40,907        38,178         42,344         10,240        14,011
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES..............................    11,484         9,880         11,473          2,624         3,780
RESEARCH, DEVELOPMENT AND ENGINEERING
  COSTS, NET............................    12,190         9,339          9,941          2,520         3,188
INTANGIBLE AMORTIZATION.................     5,197         6,510          6,530          1,627         1,639
                                           -------       -------        -------        -------       -------
                                            12,036        12,449         14,400          3,469         5,404
INTEREST EXPENSE........................    10,572        13,420         12,958          3,985           712
OTHER EXPENSE (INCOME)..................       364         1,343           (189)            61            59
                                           -------       -------        -------        -------       -------
INCOME (LOSS) BEFORE INCOME TAXES,
  EXTRAORDINARY LOSS AND CUMULATIVE
  EFFECT OF ACCOUNTING CHANGE...........     1,100        (2,314)         1,631           (577)        4,633
INCOME TAX EXPENSE (BENEFIT)............       410          (605)           611           (184)        1,714
                                           -------       -------        -------        -------       -------
INCOME (LOSS) BEFORE EXTRAORDINARY LOSS
  AND CUMULATIVE EFFECT OF ACCOUNTING
  CHANGE................................       690        (1,709)         1,020           (393)        2,919
EXTRAORDINARY LOSS ON RETIREMENT OF
  DEBT, NET OF TAX......................        --            --         (1,568)            --        (2,994)
CUMULATIVE EFFECT OF ACCOUNTING CHANGE,
  NET OF TAX............................        --          (563)            --             --            --
                                           -------       -------        -------        -------       -------
NET INCOME (LOSS).......................   $   690       $(2,272)       $  (548)       $  (393)      $   (75)
                                           =======       =======        =======        =======       =======
BASIC EARNINGS (LOSS) PER SHARE
  Income (loss) from continuing
    operations..........................   $  0.07       $ (0.14)       $  0.07        $ (0.03)      $  0.16
  Extraordinary loss on retirement of
    debt................................        --            --          (0.11)         (0.00)        (0.16)
  Cumulative effect of accounting
    change..............................        --         (0.04)            --             --            --
                                           -------       -------        -------        -------       -------
  Net income (loss).....................   $  0.07       $ (0.18)       $ (0.04)       $ (0.03)      $ (0.00)
                                           =======       =======        =======        =======       =======
DILUTED EARNINGS (LOSS) PER SHARE
  Income (loss) from continuing
    operations..........................   $  0.06       $ (0.14)       $  0.07        $ (0.03)      $  0.15
  Extraordinary loss on retirement of
    debt................................        --            --          (0.11)         (0.00)        (0.15)
  Cumulative effect of accounting
    change..............................        --         (0.04)            --             --            --
                                           -------       -------        -------        -------       -------
  Net income (loss).....................   $  0.06       $ (0.18)       $ (0.04)       $ (0.03)      $ (0.00)
                                           =======       =======        =======        =======       =======
WEIGHTED AVERAGE SHARES OUTSTANDING
  Basic.................................    10,461        12,491         14,167         12,616        18,713
  Diluted...............................    10,677        12,491         14,434         12,616        19,059

                See notes to consolidated financial statements.

              WILSON GREATBATCH TECHNOLOGIES, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (DOLLARS IN THOUSANDS EXCEPT SHARES)

                                                               SUBSCRIBED         CAPITAL
                                       COMMON STOCK           COMMON STOCK       IN EXCESS   RETAINED      TREASURY STOCK
                                   ---------------------   -------------------    OF PAR     EARNINGS    -------------------
                                     SHARES      AMOUNT     SHARES     AMOUNT      VALUE     (DEFICIT)    SHARES     AMOUNT
                                   ----------   --------   --------   --------   ---------   ---------   --------   --------
BALANCE, JANUARY 2, 1998.........   8,728,262     $ 9       336,800    $1,684    $ 43,632    $(15,402)        --     $   --
  Shares issued in connection
    with the financing of
    Greatbatch-Hittman...........   3,300,000       3            --        --      16,497          --         --         --
  Shares contributed to Employee
    Stock Ownership Plan.........      25,231      --            --        --         126          --         --         --
  Exercise of stock options......       7,960      --            --        --          40          --         --         --
  Net income.....................          --      --            --        --          --         690         --         --
                                   ----------     ---      --------    ------    --------    --------    -------     ------
BALANCE, JANUARY 1, 1999.........  12,061,453      12       336,800     1,684      60,295     (14,712)        --         --
  Common stock issued............      66,537      --            --        --         998          --         --         --
  Common stock acquired for
    treasury.....................          --      --            --        --          --          --      7,285        109
  Shares contributed to Employee
    Stock Ownership Plan.........     139,470      --            --        --       2,092          --         --         --
  Exercise of stock options......      20,668      --            --        --         103          --         --         --
  Net loss.......................          --      --            --        --          --      (2,272)        --         --
                                   ----------     ---      --------    ------    --------    --------    -------     ------
BALANCE, DECEMBER 31, 1999.......  12,288,128      12       336,800     1,684      63,488     (16,984)     7,285        109
  Common stock issued............   5,950,000       6            --        --      86,401          --         --         --
  Common stock acquired for
    treasury.....................          --      --            --        --          --          --    265,746      4,250
  Shares contributed to Employee
    Stock Ownership Plan.........      57,038      --            --        --         856          --    (11,970)      (180)
  Shares issued to acquire
    Battery Engineering, Inc.....     339,856       1            --        --       5,097          --         --         --
  Purchase and cancel fractional
    shares.......................         (70)     --            --        --          (1)         --         --         --
  Settlement of common stock
    subscriptions................     336,800      --      (336,800)   (1,684)      1,684          --         --         --
  Exercise of stock options......          47      --            --        --           1          --         --         --
  Net loss.......................          --      --            --        --          --        (548)        --         --
                                   ----------     ---      --------    ------    --------    --------    -------     ------
BALANCE, DECEMBER 29, 2000.......  18,971,799     $19            --    $   --    $157,526    $(17,532)   261,061     $4,179
                                   ==========     ===      ========    ======    ========    ========    =======     ======

                                   SUBSCRIBED
                                     COMMON
                                     STOCK
                                   RECEIVABLE
                                   ----------
BALANCE, JANUARY 2, 1998.........    $1,684
  Shares issued in connection
    with the financing of
    Greatbatch-Hittman...........        --
  Shares contributed to Employee
    Stock Ownership Plan.........        --
  Exercise of stock options......        --
  Net income.....................        --
                                     ------
BALANCE, JANUARY 1, 1999.........     1,684
  Common stock issued............        --
  Common stock acquired for
    treasury.....................        --
  Shares contributed to Employee
    Stock Ownership Plan.........        --
  Exercise of stock options......        --
  Net loss.......................        --
                                     ------
BALANCE, DECEMBER 31, 1999.......     1,684
  Common stock issued............        --
  Common stock acquired for
    treasury.....................        --
  Shares contributed to Employee
    Stock Ownership Plan.........        --
  Shares issued to acquire
    Battery Engineering, Inc.....        --
  Purchase and cancel fractional
    shares.......................        --
  Settlement of common stock
    subscriptions................    (1,684)
  Exercise of stock options......        --
  Net loss.......................        --
                                     ------
BALANCE, DECEMBER 29, 2000.......    $   --
                                     ======

                See notes to consolidated financial statements.

              WILSON GREATBATCH TECHNOLOGIES, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                   YEARS ENDED                     THREE MONTHS ENDED
                                                     ----------------------------------------   -------------------------
                                                     JANUARY 1,   DECEMBER 31,   DECEMBER 29,    MARCH 31,     MARCH 30,
                                                        1999          1999           2000          2000          2001
                                                     ----------   ------------   ------------   -----------   -----------
                                                                                                (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)..................................   $    690      $(2,272)       $   (548)      $  (393)     $    (75)
Adjustments to reconcile net income (loss) to net
  cash provided by operating activities, net of
  acquisitions:
  Depreciation and amortization....................      9,190       11,363          12,102         3,115         3,222
  Extraordinary loss on retirement of debt.........         --           --           2,407            --         3,019
  Amortization of deferred financing costs.........        699          972             907           232            30
  Deferred income taxes............................       (907)       1,309            (369)           --            --
  Loss on disposal of assets.......................        194          146              68            --            26
  Valuation loss on investment held at cost........         --          859              --            --            --
  Cumulative effect of accounting change...........         --          939              --            --            --
  Reserve for disposal of property.................        300           --              --            --            --
Changes in operating assets and liabilities:
  Accounts receivable..............................     (4,223)         947          (1,018)          556        (2,400)
  Inventories......................................       (629)        (292)            914        (1,134)       (2,305)
  Prepaid expenses and other assets................        (57)        (663)          2,144          (454)         (220)
  Accounts payable.................................       (103)         251            (128)          253           912
  Accrued liabilities..............................      4,809       (2,741)          1,536         2,336           248
  Income taxes.....................................       (910)      (1,826)            145           120            29
                                                      --------      -------        --------       -------      --------
    Net cash provided by operating activities......      9,053        8,992          18,160         4,631         2,486
                                                      --------      -------        --------       -------      --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of property, plant and equipment.....     (6,207)      (8,452)         (4,528)       (1,918)       (1,552)
  Proceeds from sale of property, plant and
    equipment......................................         80            5               4            --            --
  Increase in intangible assets....................     (1,741)        (570)           (417)         (267)         (940)
  (Increase) decrease in other long term assets....     (2,569)         170              --            --            --
  Cash provided in acquisition of subsidiary.......         --           --           1,583            --            --
  Acquisition of subsidiary, net of cash
    acquired.......................................    (72,938)          --              --            --            --
                                                      --------      -------        --------       -------      --------
    Net cash used in investing activities..........    (83,375)      (8,847)         (3,358)       (2,185)       (2,492)
                                                      --------      -------        --------       -------      --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings (repayments) under line of credit,
    net............................................       (700)       4,300          (4,300)       (2,150)          500
  Proceeds from long-term debt.....................     61,853           --              --            --        40,000
  Scheduled payments of long-term debt.............       (775)          --          (4,456)       (1,650)           (3)
  Prepayments of long-term debt....................       (775)      (2,950)        (93,735)           --       (40,265)
  Acquisition earnout payment......................         --       (2,764)             --            --            --
  Purchase of treasury stock.......................         --         (109)         (2,565)          (35)           --
  Expenses related to initial public offering......         --           --          (2,153)           --            --
  Issuance of common stock.........................     16,540        1,101          88,560            --            11
                                                      --------      -------        --------       -------      --------
    Net cash provided by (used in) financing
      activities...................................     76,143         (422)        (18,649)       (3,835)          243
                                                      --------      -------        --------       -------      --------

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS.................................      1,821         (277)         (3,847)       (1,389)          237
CASH AND CASH EQUIVALENTS, BEGINNING
  OF YEAR..........................................      2,319        4,140           3,863         3,863            16
                                                      --------      -------        --------       -------      --------
CASH AND CASH EQUIVALENTS, END OF YEAR.............   $  4,140      $ 3,863        $     16       $ 2,474      $    253
                                                      ========      =======        ========       =======      ========

                See notes to consolidated financial statements.

              WILSON GREATBATCH TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED JANUARY 1, 1999, DECEMBER 31, 1999 AND DECEMBER 29, 2000

1.  DESCRIPTION OF BUSINESS

    THE ENTITY--The consolidated financial statements include the accounts of Wilson Greatbatch Technologies, Inc., a holding company, and its wholly-owned subsidiary Wilson Greatbatch Ltd. (collectively, the "Company"). The Company is comprised of its operating companies, Wilson Greatbatch Ltd. and its wholly-owned subsidiaries, Greatbatch-Hittman, Inc. ("Hittman") and Battery Engineering, Inc. ("BEI"). All significant intercompany balances and transactions have been eliminated.

    NATURE OF OPERATIONS--The Company operates in two reportable segments-medical and commercial power sources. The medical segment designs and manufactures power sources, capacitors and components used in implantable medical devices. The commercial power sources segment designs and manufactures non-medical power sources for use in aerospace, oil and gas exploration and oceanographic equipment.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    ACCOUNTING CHANGE--In 1999, the Company adopted Statement of Position 98-5, "Reporting the Costs of Start-Up Activities." This statement required that start-up costs, including organization costs, capitalized by the Company prior to January 2, 1999, be written off and any future start-up costs be expensed as incurred. The total amount of deferred start-up costs reported as a cumulative effect of change in accounting principle was $939,000, net of tax benefits of $376,000.

    CASH AND CASH EQUIVALENTS--Cash and cash equivalents consist of cash and highly liquid, short-term investments with maturities of three months or less.

    INVENTORIES--Inventories include raw materials, work-in-process and finished goods and are stated at the lower of cost (as determined by the first-in, first-out method) or market.

    PROPERTY, PLANT AND EQUIPMENT--Property, plant and equipment is carried at cost. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets, which are as follows: buildings and building improvements 7-40 years; machinery and equipment 3-10 years; office equipment 3-10 years; and leasehold improvements over the remaining lives of the improvements or the lease term, if less.

    The cost of repairs and maintenance is charged to expense as incurred. Renewals and betterments are capitalized. Upon retirement or sale of an asset, its cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is recorded in income or expense. The Company continually reviews plant and equipment to determine that the carrying values have not been impaired.

    INTANGIBLE ASSETS--Intangible assets include goodwill and other identifiable intangible assets, which were derived in connection with the Company's acquisition of the Predecessor (Wilson Greatbatch Ltd.) in 1997, Hittman and BEI. Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. Goodwill is being amortized on a straight-line basis over 15 to 40 years. Other identifiable intangible assets are being amortized on a straight-line basis over their estimated useful lives as follows: trademark and names, 40 years; patented technology, 12 years; assembled workforce, 10-12 years; and other intangibles, 3-10 years. Deferred financing costs are amortized using the effective yield method over the life of the underlying debt. The Company continually reviews these intangible assets for potential impairment by assessing significant decreases in the market value, a significant change in the extent or manner in which an asset is used or a significant adverse change in the business climate. The Company measures expected future cash flows and compares them to the carrying amount of the asset to determine whether any impairment loss is to be recognized.

    FAIR VALUE OF FINANCIAL INSTRUMENTS--The fair value of financial instruments is determined by reference to various market data and other valuation techniques, as appropriate. Unless otherwise disclosed, the fair value of cash and cash equivalents approximates their recorded values due to the nature of the instruments. The floating rate debt carrying value approximates the fair value based on the floating interest rate resetting on a regular basis. The fixed rate long-term debt carrying value approximates fair value.

    The fair value of the interest rate cap agreements are estimated by obtaining quotes from brokers and represents the cash requirement if the existing contract has been settled at year end. The notional amount, fair value and carrying amount of the Company's interest rate cap agreements were approximately $54.1 million and $79.1 million; $196,000 and $515,300; and $254,500 and $229,100, as of January 1, 1999 and December 31, 1999,
respectively. In the fourth quarter of 2000, the Company terminated two of its three interest rate cap agreements. As a result, a gain was recorded and included in ordinary income for the year ended December 29, 2000. The other interest rate cap agreement expired in December 2000 resulting in no gain or loss. At December 29, 2000, the Company was not party to any interest rate cap agreements.

    CONCENTRATION OF CREDIT RISK--Financial instruments which potentially subject the Company to concentration of credit risk consist principally of trade receivables. A significant portion of the Company's sales are to customers in the medical industry, and, as such, the Company is directly affected by the condition of that industry. However, the credit risk associated with trade receivables is minimal due to the Company's stable customer base and ongoing control procedures, which monitor the creditworthiness of customers.

    DERIVATIVE FINANCIAL INSTRUMENTS--The Company has only limited involvement with derivative financial instruments and does not enter into financial instruments for trading purposes. Interest rate cap agreements have been used to reduce the potential impact of increases in interest rates on floating-rate long-term debt. Premiums paid for purchased interest rate cap agreements are amortized over the terms of the caps and recognized as interest expense. Unamortized premiums are included in other assets in the consolidated balance sheets. Amounts receivable under interest rate cap agreements are accrued as a reduction of interest expense. At December 29, 2000, the interest rate cap agreements to which the Company had been a party had either expired or been sold.

    STOCK OPTION PLAN--The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. As permitted in that Standard, the Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations. Prior to its Initial Public Offering in September 2000, there was no readily available market for the Company's stock. In the absence of a "regular, active public market," the fair market value of the common stock had been determined by the Board of Directors, via independent valuations.

    INCOME TAXES--The Company provides for income taxes using the liability method whereby deferred tax liabilities and assets are recognized based on temporary differences between the financial reporting and tax basis of assets and liabilities using the anticipated tax rate when taxes are expected to be paid or reversed.

    REVENUE RECOGNITION--Revenues are recognized when the products are shipped to customers.

    RESEARCH, DEVELOPMENT AND ENGINEERING COSTS--Research, development and engineering costs are expensed as incurred. The Company recognizes cost reimbursements from customers for whom the Company designs products upon achieving milestones related to designing batteries and capacitors for their products. The cost reimbursements charged to customers represent actual costs incurred by the Company in the design and testing of prototypes built to customer specifications. This cost reimbursement includes no mark-up and is recorded as an offset to research, development and engineering costs.

    Net research, development and engineering costs for 1998, 1999 and 2000 are as follows (dollars in thousands):

                                                     1998       1999       2000
                                                   --------   --------   --------
Research, development and engineering costs......  $15,580    $11,885    $13,101
Less cost reimbursements.........................   (3,390)    (2,546)    (3,160)
                                                   -------    -------    -------
Research, development and engineering costs,
  net............................................  $12,190    $ 9,339    $ 9,941
                                                   =======    =======    =======

    EARNINGS (LOSS) PER SHARE--Basic earnings per share is calculated by dividing net income (loss) by the average number of shares outstanding during the period. Diluted earnings per share is calculated by adjusting for common stock equivalents, which consist of stock options. There were approximately
0.2 million stock options that were not included in the computation of diluted earnings per share for 1999 because to do so would have been antidilutive. Diluted earnings per share for 1998 and 2000 include the potentially dilutive effect of stock options. All shares held in the Employee Stock Ownership Plan ("ESOP") are considered outstanding for both basic and diluted earnings (loss) per share calculations.

    COMPREHENSIVE INCOME--Comprehensive income includes all changes in stockholders' equity during a period except those resulting from investments by owners and distribution to owners. For all periods presented, the Company's only component of comprehensive income is its net income (loss) for those periods.

    USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    RECENT ACCOUNTING PRONOUNCEMENTS--SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company will adopt SFAS 133 effective
December 30, 2000 (first quarter of 2001). Management does not expect the adoption of SFAS 133 to have a significant impact on the consolidated financial position, results of operations, or cash flows of the Company.

    FINANCIAL STATEMENT YEAR END--The Company's year end is the closest Friday to December 31. Fiscal 1998, 1999 and 2000 included 52 weeks.

    SUPPLEMENTAL CASH FLOW INFORMATION:

                                                      1998       1999       2000
                                                    --------   --------   --------
                                                            (IN THOUSANDS)
Cash paid during the year for:
  Interest........................................   $9,150    $13,790    $12,883
  Income taxes....................................    1,482        186        122

Noncash investing and financing activities:
  Common stock issued for acquisition.............   $   --    $    --    $ 5,098
  Common stock contributed to ESOP................      126      2,092      1,036
  Settlement of subscribed common stock
    receivable....................................       --         --      1,684

    RECLASSIFICATIONS--Certain reclassifications were made to the prior years' financial statements to conform with the current year presentation. None of the reclassifications affected net (loss) income or stockholders' equity.

3.  ACQUISITIONS

    On August 4, 2000, Wilson Greatbatch Ltd. acquired all of the capital stock of BEI, a small specialty battery manufacturer, in exchange for 339,856 shares ($5,098,000) of Company common stock and the assumption of approximately
$2.7 million of indebtedness.

    The acquisition was recorded under the purchase method of accounting and accordingly, the results of the operations of BEI have been included in the consolidated financial statements from the date of acquisition. The purchase price has been allocated to assets acquired and liabilities assumed based on the fair value at the date of acquisition. Liabilities assumed in this acquisition were $3,946,000. The excess of the acquisition cost over fair value of the net assets acquired was approximately $0.8 million which was allocated to goodwill.

    On August 7, 1998, Wilson Greatbatch Ltd. acquired all of the issued and outstanding shares of Hittman for a total purchase price of $71.8 million. Of the total purchase price, $69.0 million was paid in cash at the date of acquisition. The remaining purchase price was contingent upon Hittman achieving certain financial targets in 1998 and 1999. Approximately $2.8 million of the contingent consideration was incurred in 1998, paid in 1999, and allocated to the purchase price. There is no additional contingent consideration to be incurred.

    The acquisition was recorded under the purchase method of accounting and accordingly, the results of the operations of Hittman have been included in the consolidated financial statements from the date of acquisition. The purchase price has been allocated to assets acquired and liabilities assumed based on the fair value at the date of acquisition. Liabilities assumed in this acquisition were $1,034,000. The excess of the purchase price over fair value of the net assets acquired was approximately $67.7 million, of which $17.4 million was allocated to identifiable intangible assets and $50.3 million was allocated to goodwill.

4.  INVENTORIES

    Inventories consisted of the following (dollars in thousands):

                                           DECEMBER 31,   DECEMBER 29,    MARCH 30,
                                               1999           2000          2001
                                           ------------   ------------   -----------
                                                                         (UNAUDITED)
Raw material.............................     $ 7,099        $ 7,302       $ 7,947
Work-in-process..........................       5,089          4,941         5,951
Finished goods...........................       1,395          1,400         2,050
                                              -------        -------       -------

Total....................................     $13,583        $13,643       $15,948
                                              =======        =======       =======

5.  PROPERTY, PLANT AND EQUIPMENT, NET

    Property, plant and equipment consisted of the following (dollars in thousands):

                                                      DECEMBER 31,   DECEMBER 29,
                                                          1999           2000
                                                      ------------   ------------
Land and land improvements..........................     $ 2,227       $  3,316
Buildings and building improvements.................       5,226          6,799
Leasehold improvements..............................       2,243          2,837
Machinery and equipment.............................      26,153         32,610
Furniture and fixtures..............................       1,628          1,742
Computers and information technology................       2,259          2,569
Other...............................................       2,863            678
                                                         -------       --------
                                                          42,599         50,551
Less accumulated depreciation.......................      (9,042)       (13,926)
                                                         -------       --------

Total...............................................     $33,557       $ 36,625
                                                         =======       ========

    Depreciation expense for 1998, 1999 and 2000 was approximately $3,532,000, $4,240,000 and $4,943,000, respectively.

6.  INTANGIBLE ASSETS, NET

    Intangible assets consisted of the following (dollars in thousands):

                                                      DECEMBER 31,   DECEMBER 29,
                                                          1999           2000
                                                      ------------   ------------
Goodwill, net of accumulated amortization of $2,229
  and $3,803........................................    $ 53,944       $ 54,948
Trademark and names, net of accumulated amortization
  of $1,685 and $2,426..............................      27,975         27,234
Patented technology, net of accumulated amortization
  of $2,824 and $3,952..............................      10,606          9,478
License agreement, net of accumulated amortization
  of $2,579 and $3,459..............................       3,611            988
Assembled workforce, net of accumulated amortization
  of $1,468 and $2,103..............................       5,912          5,277
Noncompete/employment agreement, net of accumulated
  amortization of $1,400 and $2,333.................       4,200          3,267
Unpatented proprietary technology, net of
  accumulated amortization of $976 and $1,611.......       2,224          1,589
Patent licenses, net of accumulated amortization of
  $312 and $313.....................................         295            367
Deferred financing costs, net of accumulated
  amortization of $1,746 and $4,405.................       3,906          1,247
Interest rate cap agreements........................         229             --
                                                        --------       --------

Total...............................................    $112,902       $104,395
                                                        ========       ========

    During 2000, a review of underlying data by management resulted in a reclassification of cost and accumulated amortization from license agreement to goodwill. This reclassification did not impact amortization expense for any years presented.

7.  ACCRUED LIABILITIES

    Accrued liabilities consisted of the following (dollars in thousands):

                                                      DECEMBER 31,   DECEMBER 29,
                                                          1999           2000
                                                      ------------   ------------
Salaries and benefits...............................     $3,832         $4,901
Profit sharing......................................      1,105          2,456
Interest............................................        931            163
Other...............................................      1,271          1,960
                                                         ------         ------

Total...............................................     $7,139         $9,480
                                                         ======         ======

8.  LONG-TERM OBLIGATIONS

    Long-term obligations consisted of the following (dollars in thousands):

                                                           DECEMBER 31,   DECEMBER 29,    MARCH 30,
                                                               1999           2000          2001
                                                           ------------   ------------   -----------
                                                                                         (UNAUDITED)
Long-term Debt:
  New $40.0 million term loan............................    $     --        $    --       $35,000
  New $20.0 million revolving line of credit.............          --             --           500
  Term A Facility, $50.0 million. This credit facility
    was refinanced in its entirety on January 12, 2001.
    See below............................................      46,250          6,247            --
  Term B Facility, $60.0 million. This credit facility
    was refinanced in its entirety on January 12, 2001.
    See below............................................      59,250          9,018            --
  Revolving Credit Facility, up to $20.0 million. This
    credit facility was refinanced in its entirety on
    January 12, 2001. See below..........................       4,300             --            --
  Senior Subordinated Notes, principal amount of Notes of
    $25.0 million. These notes were refinanced in their
    entirety on January 12, 2001. See below..............      22,602         18,337            --
                                                             --------        -------       -------
    Total long-term debt.................................     132,402         33,602        35,500
  Other long-term obligations............................         811            366           431
                                                             --------        -------       -------
    Total long-term obligations..........................     133,213         33,968        35,931
  Less current maturities of long-term obligations.......      (6,225)        (3,017)          (15)
                                                             --------        -------       -------
  Long-term obligations..................................    $126,988        $30,951       $35,916
                                                             ========        =======       =======

    In July 1997, the Company entered into a Credit Agreement with various financial institutions providing a maximum of $60.0 million in senior, first-secured financing. In August 1998, this agreement was amended and restated to facilitate the Hittman acquisition, and the maximum senior, first secured financing was increased to $130.0 million (the "Agreement"). The Agreement provided for two term facilities ("Term A Facility" and "Term B Facility") and a revolving credit facility ("Revolving Facility"). No gain or loss was recorded as a result of the amended and restated Agreement.

    Also, in July 1997, the Company issued $25.0 million, 13% Senior Subordinated Notes (the "Senior Subordinated Notes") to various affiliates of the former Donaldson, Lufkin & Jenrette ("DLJ") and third parties and received $25.0 million related to the issuance. At maturity, July 1, 2007, the entire principal amount of the Senior Subordinated Notes, $25.0 million, will be payable to the holders of the Senior Subordinated Notes. At the date of inception, the Company recorded $21,811,688 as its obligation due to lenders and $3,188,312 for shares issued to the lenders. The difference between the face amount of the Senior Subordinated Notes and the recorded book value is amortized under the effective yield method and will be charged to interest expense over the term of the Senior Subordinated Notes. The effect of this transaction resulted in an effective interest rate of 14.3% in 1998, 1999 and 2000. Payments are subordinated to amounts due under the Agreement. In connection with the issuance of the Senior Subordinated Notes, the Company issued 637,663 shares to the holders of the Senior Subordinated Notes.

    The Revolving Facility included the availability to the Company of up to $20.0 million in the form of either revolving loans, swing-line loans, or letters of credit. The swing-line loans and letters of credit were not to exceed $2.0 million and $5.0 million, respectively. The Revolving Facility was due September 30, 2004. There was no balance outstanding at December 29, 2000.

    In October 2000, using the net proceeds from its Initial Public Offering, the Company prepaid $34.4 million of its Term A Facility and $49.6 million of its Term B Facility. Also in October 2000, the Company repurchased $5.0 million of its Senior Subordinated Notes and purchased for its Treasury 127,532 shares of common stock from the noteholder. As a result of the prepayment and repurchase transactions, an extraordinary loss for the extinguishment of debt was recorded in the fourth quarter of 2000 in the amount of $1.6 million, net of tax.

    Subsequent to December 29, 2000, the Company consummated a new
$60.0 million credit facility ("New Credit Facility") which was effective January 12, 2001. The New Credit Facility consists of a $40.0 million Term Loan and a $20.0 million revolving line of credit. The proceeds from the $40.0 million Term Loan were used to pay off the Term A Facility, Term B Facility and the Senior Subordinated Notes that were outstanding as of December 29, 2000, plus accrued interest and a call premium. The New Credit Facility has a term of five years and matures on January 1, 2006. Interest is payable monthly on any outstanding prime rate loans and upon the contractual maturity for LIBOR-based loans. The interest rate charged is, at the Company's option, based on either prime or LIBOR plus or minus an interest rate modifier ("Applicable Margin"). At current leverage levels, the applicable interest rates for both the Term Loan and the revolving line of credit are prime less 1.0% or LIBOR plus 1.25%, at the Company's option.

    As a result of the payoff of debt in 2001, there will be an extraordinary loss for the extinguishment of debt recorded in the first quarter of 2001 in the amount of $3.0 million, net of tax.

    The following maturity schedule is based on the New Credit Facility (dollars in thousands):

2001........................................................  $  3,000
2002........................................................     5,500
2003........................................................     7,500
2004........................................................     9,500
2005........................................................    11,500
Thereafter..................................................     3,000
                                                              --------
Total.......................................................  $ 40,000
                                                              ========

9.  INCENTIVE COMPENSATION AND EMPLOYEE BENEFIT PLANS

    INCENTIVE COMPENSATION PLANS--The Company sponsors various incentive compensation programs, which provide for the payment of cash to key employees based upon achievement of specific earnings goals before incentive compensation expense.

    EMPLOYEE STOCK OWNERSHIP PLAN--The Company sponsors a non-leveraged Employee Stock Ownership Plan ("ESOP") and related trust as a long-term benefit for substantially all of its employees as defined in the plan documents. Under the ESOP, there are two components to ESOP contributions. The first component is a defined contribution pension plan whose annual contribution equals five percent of each employee's compensation. Contributions to the ESOP are in the form of Company stock. The second component is a discretionary profit sharing contribution as determined by the Board of Directors. This profit sharing contribution is to be contributed to the ESOP in the form of Company stock. The ESOP is subject to contribution limitations and vesting requirements as defined in the plan.

    Compensation cost under the two components of the ESOP recognized by the Company was approximately $2.1 million in 1998, $1.1 million in 1999 and $1.9 million in 2000. As of December 29, 2000, the Company had contributed 237,211 shares under the ESOP and 67,040 committed-to-be released shares under the ESOP, which equals the number of shares to settle the liability based on the closing market price of the shares at December 29, 2000.

    SAVINGS PLAN--The Company sponsors a defined contribution 401(k) plan, which covers substantially all of its employees. The plan provides for the deferral of employee compensation under Section 401(k) and a Company match. Net pension costs related to this defined contribution pension plan were approximately $477,500, $429,000 and $468,000 in 1998, 1999 and 2000, respectively.

    Total costs to the Company for all of the above plans were approximately $4,118,000, $1,946,000 and $3,367,000 in 1998, 1999 and 2000, respectively.

10. STOCK OPTION PLANS

    The Company has two stock option plans which provide for the issuance of nonqualified and incentive stock options to employees of the Company. The Company's 1997 Stock Option Plan ("1997 Plan") authorizes the issuance of options to purchase up to 480,000 shares of common stock of the Company. The stock options generally vest over a five-year period and may vary depending upon the achievement of earnings targets. The stock options expire 10 years from the date of the grant. Stock options are granted at exercise prices equal to the fair market value of the Company's common stock at the date of the grant.

    The Company's 1998 Stock Option Plan ("1998 Plan") authorizes the issuance of nonqualified and incentive stock options to purchase up to 1,220,000 shares of common stock of the Company, subject to the terms of the plan. The stock options vest over a three-to-five-year period and may vary depending upon the achievement of earnings targets. The stock options expire 10 years from the date of the grant. Stock options are granted at exercise prices equal to the fair value of the Company's common stock at the date of the grant.

    As of December 29, 2000, options for 1,080,642 shares were available for future grants under the two plans. The weighted average remaining contractual life is seven years.

    The fair value of stock options granted subsequent to the Company's Initial Public Offering on September 29, 2000 was the closing stock price on the date of grant. The Compensation Committee of the Board of Directors had determined the fair value of the stock options granted prior to September 29, 2000. In the absence of a "regular, active public market," and based in part on independent valuations of the Company's stock as of December 31, 1998 and 1999 and consideration of comparable companies, the fair value of the common stock underlying stock options granted in 1998 was estimated to be $5.00 per share. The fair value of the common stock underlying stock options granted in 1999 was estimated to be $15.00 per share.

    A summary of the transactions under the 1997 Plan and 1998 Plan for 1998, 1999 and 2000 follows:

                                                                      WEIGHTED
                                                         OPTION       AVERAGE
                                                        ACTIVITY   EXERCISE PRICE
                                                        --------   --------------
Balance at January 2, 1998............................  423,600        $ 5.00
  Options granted.....................................   57,307          5.00
  Options exercised...................................   (7,960)         5.00
  Options forfeited...................................  (17,040)         5.00
                                                        -------

Balance at January 1, 1999............................  455,907        $ 5.00
  Options granted.....................................  138,457         15.00
  Options exercised...................................  (20,668)         5.00
  Options forfeited...................................  (63,439)         5.75
                                                        -------

Balance at December 31, 1999..........................  510,257        $ 7.60
  Options granted.....................................   83,472         15.49
  Options exercised...................................      (47)        15.00
  Options forfeited...................................   (2,997)        15.00
                                                        -------

Balance at December 29, 2000..........................  590,685        $ 8.70
                                                        -------

Options exercisable at:
  January 1, 1999.....................................  137,412        $ 5.00
  December 31, 1999...................................  133,325          7.05
  December 29, 2000...................................  245,759          7.66

    Of the options outstanding as of December 29, 2000, 376,466 options were at an exercise price of $5.00, 211,048 options were at a range of exercise prices of $15.00 to $16.00, and 3,171 options were at an exercise price of $26.00. The exercise prices of outstanding options approximated their weighted average exercise prices.

    No compensation cost has been recognized in the financial statements because the option exercise price was equal to the estimated fair market value of the underlying stock on the date of grant. The weighted average grant date fair value of options granted was $1.31 in 1998, $5.45 for 1999 and $9.06 for 2000.

    The Company has determined the pro forma information as if the Company had accounted for stock options granted under the fair value method of SFAS 123. The binomial option pricing model was used with the following weighted average assumptions: risk-free interest rates of 4.37%, 6.55% and 6.37% in 1998, 1999 and 2000, respectively; no dividend yield; expected common stock market price volatility factor of effectively zero in 1998 and 1999 and 48% in 2000; and a weighted average expected life of the options of seven years. As prescribed by SFAS 123, pro forma net income (loss), basic and diluted earnings (loss) per share would have been $600,000, $0.06, $0.06; $(2,975,000), $(0.24), $(0.24);
and $(1,365,000), $(0.10), $(0.10) for 1998, 1999 and 2000, respectively. These pro forma calculations assume the common stock is freely tradable for all years presented and, as such, the impact is not necessarily indicative of the effects on reported net income of future years.

11. INCOME TAXES

    The components of income tax expense (benefit) attributable to continuing operations for 1998, 1999 and 2000, consisted of the following (dollars in thousands):

                                                           1998       1999       2000
                                                         --------   --------   --------
Federal:
  Current..............................................    $580      $ (702)     $ --
  Deferred.............................................    (129)        685       411
                                                           ----      ------      ----
                                                            451         (17)      411
                                                           ----      ------      ----

State:
  Current..............................................     142      (1,588)       41
  Deferred.............................................    (183)      1,000       159
                                                           ----      ------      ----
                                                            (41)       (588)      200
                                                           ----      ------      ----
  Income tax expense (benefit).........................    $410      $ (605)     $611
                                                           ====      ======      ====

    The net deferred tax asset includes the following (dollars in thousands):

                                                      DECEMBER 31,   DECEMBER 29,
                                                          1999           2000
                                                      ------------   ------------
Deferred tax asset -- current.......................     $1,520         $ 1,863
Deferred tax asset -- non current...................      7,828           8,800
                                                         ------         -------
Net deferred tax asset..............................     $9,348         $10,663
                                                         ======         =======

    The tax effect of major temporary differences that give rise to the Company's net deferred tax asset are as follows (dollars in thousands):

                                                      DECEMBER 31,   DECEMBER 29,
                                                          1999           2000
                                                      ------------   ------------
Amortization of intangible assets...................     $7,249         $ 6,714
Allowance for obsolete inventory and Uniform
  Capitalization....................................        687             683
Accrued liabilities and deferred compensation.......        751           1,335
Depreciation........................................     (1,507)         (2,115)
Restructuring reserves..............................        153             113
Tax credits.........................................        559           1,287
Net operating loss carryforwards....................      1,430           2,646
Other...............................................         26              --
                                                         ------         -------
Net deferred tax asset..............................     $9,348         $10,663
                                                         ======         =======

    In assessing the reliability of deferred tax assets, management considers, within each taxing jurisdiction, whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the Initial Public Offering and simultaneous reduction of indebtedness and interest expense, as well as projections for future taxable income over the years in which the deferred assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences at December 29, 2000. Accordingly, no valuation allowance has been recorded.

    The net deferred tax asset of $7,249,000 at December 31, 1999 and $6,714,000 at December 29, 2000 ascribed to the amortization of intangible assets is primarily attributable to the 1997 expensing of purchased in-process research, development and engineering costs.

    The provision for income taxes differs in each of the years from the federal statutory rate due to the following:

                                                             1998           1999           2000
                                                           --------       --------       --------
Statutory rate......................................          35%            35%            35%
State taxes.........................................          15            (30)            (2)
Federal and state tax credits.......................         (14)            20             --
Other...............................................           1              1              4
                                                             ---            ---            ---
Effective tax rate..................................          37%            26%            37%
                                                             ===            ===            ===

12. CAPITAL STOCK

    The authorized capital stock of the Company consists of 100,000,000 shares of common stock, $.001 par value per share. There are no preferred shares outstanding. Under the terms of the New Credit Facility, the Company may pay dividends in an amount up to 50% of net income. Holders of common stock have one vote per share.

    On September 29, 2000, the Company conducted its Initial Public Offering. Together with the underwriters' over-allotment, the Company issued 5,750,000 shares in October 2000 and realized proceeds of approximately $84.0 million, net of issuance costs.

    Subscribed common stock receivable consisted of promissory notes, bearing interest at 6.4% (the "Applicable Federal Rate" at the time the notes were issued) extended by the Company to management stockholders to facilitate the purchase of 336,800 shares of common stock. In connection with the Initial Public Offering, the management stockholders tendered to the Company the requisite number of shares of common stock at $16.00 per share to satisfy, in full, the outstanding promissory notes.

13. COMMITMENTS AND CONTINGENCIES

    The Company is a party to various legal actions arising in the normal course of business. The Company does not believe that any such pending activities should have a material adverse effect on its results of operations or financial position.

    The Company is a party to various license agreements through 2003 to manufacture and sell components for use in medical implants and various commercial applications.

    OPERATING LEASES--The Company is a party to various operating lease agreements for office and manufacturing space. The Company incurred operating lease expense of $621,000, $807,000 and $834,000 for 1998, 1999 and 2000,
respectively. Included in this amount is $83,655, $211,000 and $211,000 paid in 1998, 1999 and 2000, respectively to a related party under a non-cancelable operating lease which expires in 2006.

    If all lease extension options are exercised as expected by Company management, minimum future annual operating lease payments over the next five years for the Company are $789,000 in 2001; $790,000 in 2002; $568,000 in 2003;
$501,000 in 2004; and $517,000 in 2005.

14. BUSINESS SEGMENT INFORMATION

    The Company operates its business in two reportable segments: medical and commercial power sources. The medical segment designs and manufactures power sources, capacitors and components used in implantable medical devices, which are instruments that are surgically inserted into the body to provide diagnosis or therapy. The commercial power sources segment designs and manufactures non-medical power sources for use in aerospace, oil and gas exploration and oceanographic equipment.

    The Company's medical segment includes three product lines that have been aggregated because they share similar economic characteristics and similarities in the areas of products, production processes, types of customers, methods of distribution and regulatory environment. The three product lines are implantable power sources, capacitors and medical components.

    The reportable segments are separately managed, and their performance is evaluated based on income from operations. Management defines segment income from operations as gross profit less costs and expenses attributable to segment specific selling, general and administrative and research, development and engineering. Non-segment specific selling, general and administrative expenses, research, development and engineering expenses, interest expense, intangible amortization and non-recurring items are not allocated to reportable segments. Certain items of income previously classified as unallocated were assigned to reportable segments in 2000. Segment income from operations in 1998 and 1999 has been restated to conform to this revised allocation. Revenues from transactions between the two segments are not significant. The accounting policies of the segments are the same as those described in Note 2.

    An analysis and reconciliation of the Company's business segment information to the respective information in the consolidated financial statements is as follows (dollars in thousands):

                                                                                 THREE         THREE
                                                                                MONTHS        MONTHS
                                                                                 ENDED         ENDED
                                                                               MARCH 31,     MARCH 30,
                                               1998       1999       2000        2000          2001
                                             --------   --------   --------   -----------   -----------
                                                                              (UNAUDITED)   (UNAUDITED)
Revenues:
  Medical..................................  $64,449    $69,224    $83,789      $20,846       $22,582
  Commercial power sources.................   12,912     10,011     14,001        2,330         6,989
                                             -------    -------    -------      -------       -------
  Total revenues...........................  $77,361    $79,235    $97,790      $23,176       $29,571
                                             =======    =======    =======      =======       =======

Segment income from operations:
  Medical..................................  $28,937    $29,006    $30,005      $ 7,499       $ 8,415
  Commercial power sources.................    4,303      2,711      3,494          604         2,578
                                             -------    -------    -------      -------       -------
  Total segment income from operations.....   33,240     31,717     33,499        8,103        10,993
  Unallocated..............................  (32,140)   (34,031)   (31,868)      (8,680)       (6,360)
                                             -------    -------    -------      -------       -------

  Income (loss) before income taxes and
    extraordinary loss.....................  $ 1,100    $(2,314)   $ 1,631      $  (577)      $ 4,633
                                             =======    =======    =======      =======       =======

Depreciation and amortization:
  Medical..................................  $ 2,585    $ 3,699    $ 4,826
  Commercial power sources.................      290        301        377
                                             -------    -------    -------
  Total depreciation included in segment
    income from operations.................    2,875      4,000      5,203
  Unallocated depreciation and
    amortization...........................    6,315      7,363      6,899
                                             -------    -------    -------
  Total depreciation and amortization......  $ 9,190    $11,363    $12,102
                                             =======    =======    =======

Expenditures for tangible long-lived
  assets, excluding acquisitions:
  Medical..................................  $ 2,129    $ 6,700    $ 4,061
  Commercial power sources.................      136         72         82
                                             -------    -------    -------
  Total reportable segments................    2,265      6,772      4,143
  Unallocated long-lived tangible assets...    3,942      1,680        385
                                             -------    -------    -------
  Total expenditures.......................  $ 6,207    $ 8,452    $ 4,528
                                             =======    =======    =======

                                                              DECEMBER 31,   DECEMBER 29,
                                                                  1999           2000
                                                              ------------   ------------
Identifiable assets, net
  Medical...................................................    $ 42,236       $ 44,320
  Commercial power sources..................................       5,068          9,673
                                                                --------       --------
  Total reportable segments.................................      47,304         53,993
  Unallocated assets........................................     142,475        127,654
                                                                --------       --------
  Total assets..............................................    $189,779       $181,647
                                                                ========       ========

    Net revenues by geographic area are presented by attributing revenues from external customers based on where the products are sold. All dollars are in thousands.

                                                     1998       1999       2000
                                                   --------   --------   --------
Revenues by geographic area:
  United States..................................  $60,917    $58,644    $68,179
  Foreign countries..............................   16,444     20,591     29,611
                                                   -------    -------    -------
  Consolidated revenues..........................  $77,361    $79,235    $97,790
                                                   =======    =======    =======

                                                      DECEMBER 31,   DECEMBER 29,
                                                          1999           2000
                                                      ------------   ------------
Long-lived assets:
  United States.....................................    $156,409       $151,706
  Foreign countries.................................          --             --
                                                        --------       --------
  Consolidated long-lived assets....................    $156,409       $151,706
                                                        ========       ========

    Two customers accounted for approximately 36%, 64% and 65% of sales for 1998, 1999 and 2000, respectively. Two customers accounted for approximately 62% and 52% of the outstanding accounts receivable as of December 31, 1999 and December 29, 2000, respectively.

15. INVESTMENT

    In August 1998, the Company sold the assets of a product line, Greatbatch-Scientific, to a third party in exchange for shares of stock of the third party. Greatbatch-Scientific sales were not significant to the consolidated financial statements. As a result of this transaction, the Company recorded the shares of stock acquired as an investment carried at cost, which approximated $2.4 million. Cost of the assets sold approximated fair value and accordingly, no gain or loss was recorded in the accompanying consolidated financial statements as of the date of sale. The investment is included in other assets on the consolidated balance sheet. The cost method is used to account for the Company's investment because the Company does not have the ability to exercise significant influence over the investee's operating and financial policies. Management intends for this investment to be long-term. During 1999, an $859,000 impairment of this investment was recorded. The write-down of the investment represented an other than temporary decline and was based upon the Company's monitoring of this investment and other publicly available information. As of December 29, 2000, the Company has concluded that no change in the carrying value of this investment is warranted.

16. RESTRUCTURING

    In October 1998, management of the Company initiated a plan to restructure Engineered Components ("EC"), a product line of the Company's medical segment. EC ceased the production of non-medical products to concentrate on its core customer base. The restructuring is not expected to significantly impact future operations. A total of $825,000 in restructuring costs was charged to operations in fiscal 1998. Such restructuring costs included the following (dollars in thousands):

Asset Impairment Charges:
  Estimated unsaleable inventory............................  $350
  Losses from the planned disposal of equipment.............   300
                                                              ----
                                                              $650
                                                              ====

Other Restructuring Costs:
  Losses on equipment leases................................  $100
  Severance pay and benefits to employees...................    75
                                                              ----
                                                              $175
                                                              ====

    Approximately $49,000 for terminated EC employees and $5,000 for lease exit costs were paid in 1998. The future cash liability at January 1, 1999 approximated $26,000 for terminated EC employees and $95,000 for lease exit costs. Approximately $121,000, including all severance and benefits, was paid in cash, in 1999. In addition, approximately $80,000 of inventory was disposed of. The remaining assets are anticipated to be disposed of during the first half of 2001.

17. RELATED PARTY TRANSACTIONS

    The Company had amounts due from related parties of $1,684,000 at December 31, 1999. Amounts due from related parties were composed of notes receivable from executive officers and key employees in connection with their purchase in 1997 of shares of the Company's common stock. In connection with the Initial Public Offering, the management stockholders tendered to the Company the requisite number of shares of common stock at $16.00 per share to satisfy, in full, the outstanding promissory notes. (See Note 12).

    The Company may from time to time enter into other investment banking relationships with DLJ or one of its affiliates pursuant to which DLJ or its affiliates will receive customary fees and will be entitled to reimbursement of reasonable disbursements and out-of-pocket expenses incurred in connection therewith. The Company expects that any such arrangement will include provisions for the indemnification of DLJ against liability, including liabilities under the federal securities laws.

    DLJ received approximately $2.8 million related to its capacity as a financial advisor to the Company in connection with the Hittman acquisition, for a syndication fee and a bond consent fee.

    The Company is a party to an operating lease to a related party under a non-cancelable operating lease which expires in 2006 (see Note 13). The Company believes the rental amount to be reflective of arms-length, market-based rates for similar structures.

18. QUARTERLY SALES AND EARNINGS DATA--UNAUDITED

                                              FIRST         SECOND        THIRD         FOURTH
                                             QUARTER       QUARTER       QUARTER       QUARTER
                                             --------      --------      --------      --------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
1999

Revenues...................................  $20,496       $17,822       $19,621       $21,296
Gross profit...............................   10,472         8,461         9,759         9,486
Loss before cumulative effect of accounting
  change...................................      (47)         (867)          (52)         (743)
Net (loss) income..........................     (610)(a)      (867)          (52)         (743)
Loss per share before cumulative effect of
  accounting change -- basic...............       --         (0.07)           --         (0.06)
Loss per share before cumulative effect of
  accounting change -- diluted.............       --         (0.07)           --         (0.06)
Earnings (loss) per share -- basic (b).....    (0.05)        (0.07)           --         (0.06)
Earnings (loss) per share -- diluted (b)...    (0.05)        (0.07)           --         (0.06)

2000

Revenues...................................  $23,176       $23,408       $23,256       $27,950
Gross profit...............................   10,240         9,959         9,726        12,419
(Loss) income before extraordinary loss....     (393)         (383)         (860)        2,656
Net (loss) income..........................     (393)         (383)         (860)        1,088(c)
Earnings (loss) per share before
  extraordinary loss- basic................    (0.03)        (0.03)        (0.07)         0.14
Earnings (loss) per share before
  extraordinary loss -- diluted............    (0.03)        (0.03)        (0.07)         0.14
Earnings (loss) per share -- basic (b).....    (0.03)        (0.03)        (0.07)         0.06
Earnings (loss) per share -- diluted (b)...    (0.03)        (0.03)        (0.07)         0.06

------------------------

(a) Amount includes the cumulative effect of an accounting change of $563,000, net of tax.

(b) Per share data has been restated for all periods to reflect a one-for-three reverse stock split effective May 18, 2000 and a three-for-five reverse stock split effective August 15, 2000.

(c) Amount includes an extraordinary loss for the extinguishment of debt in the amount of $1,568,000, net of tax.

19. SUBSEQUENT EVENTS AFTER ISSUANCE (UNAUDITED)

    On June 18, 2001, the Company completed the acquisition of substantially all of the assets of Sierra, a developer and manufacturer of electromagnetic interference filters and capacitors for implantable medical devices for $49.0 million in cash and certain assumed liabilities. The acquisition will be accounted for as a purchase. In conjunction with the acquisition of Sierra, the Company amended its existing $60.0 million credit facility with a consortium of banks by increasing the total size of the facility to $100.0 million. The amended facility consists of an $80.0 million term loan and a $20.0 million revolving line of credit. Both the term loan and the revolving line of credit have a term of five years, maturing in July 2006.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
Sierra--KD Components Division

    We have audited the accompanying balance sheet of Sierra--KD Components Division (a division of Maxwell Technologies, Inc.) as of December 31, 2000, and the related statements of operations, division equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sierra--KD Components Division (a division of Maxwell Technologies, Inc.) at December 31, 2000, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

                                          /S/ ERNST & YOUNG LLP

San Diego, California
May 25, 2001

                         SIERRA--KD COMPONENTS DIVISION

                                 BALANCE SHEETS

                                                              DECEMBER 31,    MARCH 31,
                                                                  2000          2001
                                                              ------------   -----------
                                                                             (UNAUDITED)
ASSETS
Current assets:
  Cash......................................................   $   78,077    $   448,121
  Accounts receivable, net of allowance for doubtful
    accounts of $113,511 and $124,516, respectively.........    2,439,800      3,498,332
  Inventories, net..........................................    4,349,189      4,770,706
  Other current assets......................................       70,828         54,001
                                                               ----------    -----------
Total current assets........................................    6,937,894      8,771,160

Property and equipment, net.................................    2,841,540      2,833,754
Other assets................................................       67,030         65,446
                                                               ----------    -----------
Total assets................................................   $9,846,464    $11,670,360
                                                               ==========    ===========

LIABILITIES AND DIVISION EQUITY
Current liabilities:
  Accounts payable..........................................   $2,543,996    $ 2,661,374
  Accrued expenses and compensation.........................      477,186        533,557
  Due to affiliates.........................................      892,226      2,095,174
                                                               ----------    -----------
Total current liabilities...................................    3,913,408      5,290,105

Division equity:
  Net contribution from Maxwell.............................    2,059,000      2,059,000
  Accumulated division income...............................    3,874,056      4,321,255
                                                               ----------    -----------
Total division equity.......................................    5,933,056      6,380,255
                                                               ----------    -----------
Total liabilities and division equity.......................   $9,846,464    $11,670,360
                                                               ==========    ===========

SEE ACCOMPANYING NOTES.

                         SIERRA--KD COMPONENTS DIVISION

                            STATEMENTS OF OPERATIONS

                                                                           THREE MONTHS ENDED
                                                           YEAR ENDED           MARCH 31,
                                                          DECEMBER 31,   -----------------------
                                                              2000          2000         2001
                                                          ------------   ----------   ----------
                                                                               (UNAUDITED)
Net sales...............................................  $13,690,893    $3,407,959   $5,294,896
Cost of sales...........................................   10,589,042     2,502,154    3,952,818
                                                          -----------    ----------   ----------
Gross profit............................................    3,101,851       905,805    1,342,078

Operating expenses:
  Sales and marketing...................................    1,163,680       307,522      258,882
  General and administrative............................    2,142,850       550,640      257,626
  Research and development..............................      249,590        54,481      138,873
                                                          -----------    ----------   ----------
                                                            3,556,120       912,643      655,381
                                                          -----------    ----------   ----------
Income (loss) from operations...........................     (454,269)       (6,838)     686,697
Interest expense and other, net.........................      (21,205)       (6,540)       1,502
                                                          -----------    ----------   ----------
Income (loss) before income taxes.......................     (475,474)      (13,378)     688,199
Income tax provision (benefit)..........................     (166,000)       (4,682)     241,000
                                                          -----------    ----------   ----------
Net income (loss).......................................  $  (309,474)   $   (8,696)  $  447,199
                                                          ===========    ==========   ==========

SEE ACCOMPANYING NOTES.

                         SIERRA--KD COMPONENTS DIVISION

                          STATEMENT OF DIVISION EQUITY

                   YEAR ENDED DECEMBER 31, 2000 AND THE THREE
                    MONTHS ENDED MARCH 31, 2001 (UNAUDITED)

                                                                  NET
                                                              CONTRIBUTION   ACCUMULATED
                                                                  FROM        DIVISION
                                                                MAXWELL        INCOME
                                                              ------------   -----------
Balance at January 1, 2000..................................   $       --    $4,183,530
  Conversion of intercompany payable to equity..............    2,059,000            --
  Net and comprehensive loss................................           --      (309,474)
                                                               ----------    ----------
Balance at December 31, 2000................................    2,059,000     3,874,056
  Net and comprehensive income (unaudited)..................           --       447,199
                                                               ----------    ----------
Balance at March 31, 2001 (unaudited).......................   $2,059,000    $4,321,255
                                                               ==========    ==========

SEE ACCOMPANYING NOTES.

                         SIERRA--KD COMPONENTS DIVISION

                            STATEMENTS OF CASH FLOWS

                                                                            THREE MONTHS ENDED
                                                            YEAR ENDED           MARCH 31,
                                                           DECEMBER 31,   -----------------------
                                                               2000         2000         2001
                                                           ------------   ---------   -----------
                                                                                (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)........................................  $  (309,474)   $  (8,696)  $   447,199
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operations:
  Depreciation and amortization..........................      471,307      115,576       133,861
  Changes in operating assets and liabilities:
    Accounts receivable..................................     (983,646)    (354,734)   (1,058,533)
    Inventories..........................................   (1,369,311)     303,751      (421,519)
    Other current assets.................................       28,748      (16,623)       16,827
    Accounts payable.....................................    1,852,261     (307,738)      117,378
    Accrued expenses and compensation....................      (22,301)     452,161       112,591
                                                           -----------    ---------   -----------
Net cash provided by (used in) operating activities......     (332,416)     183,697      (652,196)

INVESTING ACTIVITIES
Other assets.............................................      198,938        3,511         1,584
Purchases of property and equipment......................     (772,491)    (173,697)     (126,073)
                                                           -----------    ---------   -----------
Net cash used in investing activities....................     (573,553)    (170,186)     (124,489)

FINANCING ACTIVITIES
Payments on short-term debt..............................     (160,761)      (3,541)           --
Net advances from (payments to) affiliates...............      531,794     (372,798)      740,239
                                                           -----------    ---------   -----------
Net cash provided by (used in) financing activities......      371,033     (376,339)      740,239
                                                           -----------    ---------   -----------

Net decrease in cash.....................................     (534,936)    (362,828)      (36,446)
Cash at beginning of period..............................      613,013      613,013       484,567
                                                           -----------    ---------   -----------
Cash at end of period....................................  $    78,077    $ 250,185   $   448,121
                                                           ===========    =========   ===========
SUPPLEMENTAL CASH FLOW ACTIVITIES:
Interest paid............................................  $    22,598    $   5,275   $        --
                                                           ===========    =========   ===========
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND
  FINANCING:
Conversion of intercompany payable to equity.............  $ 2,059,000    $      --   $        --
                                                           ===========    =========   ===========

SEE ACCOMPANYING NOTES.

                         SIERRA--KD COMPONENTS DIVISION

                         NOTES TO FINANCIAL STATEMENTS

              (INFORMATION AS OF MARCH 31, 2001 AND FOR THE THREE
               MONTHS ENDED MARCH 31, 2000 AND 2001 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

    Sierra--KD Components Division (the "Company") manufactures, designs and sells ceramic filter capacitors, integrates such filters with wire feedthroughs and designs, manufactures and markets ceramic capacitors for military, aerospace and commercial applications. The Company is a division of Maxwell
Technologies, Inc. ("Maxwell").

    The divisional statement of operations for the year ended December 31, 2000 includes all revenue and expenses directly attributable to the Company, including a corporate allocation for payroll and benefit administration and information technology services provided to the Company. All of the allocations reflected in the 2000 financial statements are based on assumptions that management believes are reasonable under the circumstances. However, these allocations and estimates are not necessarily indicative of the costs that would have resulted if the Company had been operated on a stand-alone basis.

INTERIM FINANCIAL INFORMATION

    The financial information at March 31, 2001 and for the three months ended March 31, 2000 and 2001 is unaudited but, in the opinion of management, has been prepared on the same basis as the annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flow for such periods. Results for the three months ended March 31, 2001 are not necessarily indicative of the results to be expected for any subsequent period.

INVENTORIES

    Inventories are stated at the lower of cost (first-in, first-out method) or market.

PROPERTY AND EQUIPMENT

    Property and equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the related assets, generally three to five years. Building and building improvements are stated at cost and amortized using the straight-line method over the estimated useful lives of the assets generally seven to twenty-seven years.

REVENUE RECOGNITION

    The Company derives its revenue from the sale of manufactured products. Such revenue is typically recognized upon shipment of the products.

IMPAIRMENT OF LONG-LIVED ASSETS

    Financial Accounting Standards ("SFAS") No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS, requires the Company to review the carrying amount of long-lived assets, including goodwill, to determine whether any indicators of impairment are present. Should an impairment exist, the

                         SIERRA--KD COMPONENTS DIVISION

              (INFORMATION AS OF MARCH 31, 2001 AND FOR THE THREE
               MONTHS ENDED MARCH 31, 2000 AND 2001 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) impairment loss would be measured based on the excess of the carrying value of the asset over the asset's fair value or discounted estimates of future cash flows. The Company has not identified any such impairment losses for the year ended December 31, 2000.

INCOME TAXES

    Through March 31, 2001, the Company was not a separate taxable entity for federal, state, or local income tax purposes, and its operations were included in the tax returns of Maxwell. The Company has recognized income taxes under the liability method. Deferred income taxes are recognized for differences between the financial statement and tax basis of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

COMPREHENSIVE LOSS

    The Company has adopted SFAS No. 130, REPORTING COMPREHENSIVE INCOME, which establishes standards for reporting comprehensive income (loss) and its components in the financial statements. To date, the Company's comprehensive income (loss) has equaled its net income (loss).

USE OF ESTIMATES

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts of the Company's financial instruments, including cash and accounts receivable approximate fair value because of their short maturities.

NEW ACCOUNTING PRONOUNCEMENTS

    In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS. SAB No. 101 provides guidance in applying generally accepted accounting principles to revenue recognition in financial statements. SAB No. 101 was implemented in the fourth quarter of 2000. The adoption of SAB No. 101 has had no impact on the Company's financial statements.

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, which the Company adopted on January 1, 2001. SFAS No. 133 sets forth a comprehensive and consistent standard for the recognition of derivatives and hedging activities. SFAS No. 133 did not have an impact on the Company's results of operations or

                         SIERRA--KD COMPONENTS DIVISION

              (INFORMATION AS OF MARCH 31, 2001 AND FOR THE THREE
               MONTHS ENDED MARCH 31, 2000 AND 2001 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) financial condition when adopted as the Company currently holds no derivative financial instruments and does not engage in hedging activities.

2. INVENTORIES

    Inventories consist of the following:

                                                      DECEMBER 31,    MARCH 31,
                                                          2000          2001
                                                      ------------   -----------
                                                                     (UNAUDITED)
Raw materials.......................................   $1,171,206    $1,711,372
Work-in-process.....................................    2,258,950     1,742,206
Finished goods......................................    1,172,246     1,585,342
                                                       ----------    ----------
                                                        4,602,402     5,038,920
Less reserve for obsolescence.......................     (253,213)     (268,214)
                                                       ----------    ----------
                                                       $4,349,189    $4,770,706
                                                       ==========    ==========

3. PROPERTY AND EQUIPMENT

    Property and equipment consist of the following:

                                                      DECEMBER 31,    MARCH 31,
                                                          2000          2001
                                                      ------------   -----------
                                                                     (UNAUDITED)
Manufacturing equipment.............................   $3,670,627    $3,709,463
Land and buildings..................................    1,702,690     1,702,690
Computer equipment..................................      427,229       435,527
Furniture and fixtures..............................      315,505       315,505
Construction-in-progress............................      120,859       199,798
                                                       ----------    ----------
                                                        6,236,910     6,362,983
Less accumulated depreciation.......................   (3,395,370)   (3,529,229)
                                                       ----------    ----------
                                                       $2,841,540    $2,833,754
                                                       ==========    ==========

    Depreciation expense was $465,346, $113,743 and $133,861 for the year ended December 31, 2000 and three months ended March 31, 2000 and 2001, respectively.

4. SIGNIFICANT CUSTOMERS

    The Company had one customer that accounted for approximately 39% of total sales during fiscal 2000. Accounts receivable from this customer totaled $463,110 at December 31, 2000. No other customer had sales in excess of 10% of total sales.

                         SIERRA--KD COMPONENTS DIVISION

              (INFORMATION AS OF MARCH 31, 2001 AND FOR THE THREE
               MONTHS ENDED MARCH 31, 2000 AND 2001 IS UNAUDITED)

5. INCOME TAXES

    The net loss incurred for the year ended December 31, 2000 is attributable to the operations of the Company as a division of Maxwell and were included in the income tax returns filed by Maxwell.

    Deferred income taxes are recognized for differences between the financial statements and tax basis of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

    The provision (benefit) for income taxes shown in the accompanying statement of operations for the year ended December 31, 2000 consist of the following:

Current:
Federal and state...........................................  $(534,000)

Deferred:
  Federal and state.........................................    368,000
                                                              ---------
Total.......................................................  $(166,000)
                                                              =========

    The effective rate of the fiscal 2000 income tax benefit approximates the federal tax rate of 35%.

    Significant components of the Company's deferred tax assets and liabilities as of December 31, 2000 are as follows:

Deferred tax assets:
  Reserves..................................................  $155,000
  Accrued vacation and other................................    83,000
                                                              --------
Total deferred tax assets...................................   238,000

Deferred tax liabilities:
  Depreciation..............................................  (102,000)
                                                              --------
Net deferred tax assets.....................................  $136,000
                                                              ========

    The net deferred assets are included in the balance sheet under the caption due to affiliates. The provision/benefit for income taxes during the interim periods is based on the estimated effective tax rates for the year.

6. RELATED PARTY TRANSACTIONS

FUNDING

    The Company's net cash requirements are funded by Maxwell through cash advances, which are not subject to formal financing arrangements and do not bear interest. Net financing provided by Maxwell to the Company in 2000 was approximately $532,000. Amounts due to Maxwell from these

                         SIERRA--KD COMPONENTS DIVISION

              (INFORMATION AS OF MARCH 31, 2001 AND FOR THE THREE
               MONTHS ENDED MARCH 31, 2000 AND 2001 IS UNAUDITED)

6. RELATED PARTY TRANSACTIONS (CONTINUED) advances are included in the balance sheet under the caption due to affiliates. Included within the due to affiliates caption are amounts charged by Maxwell for corporate services. Approximately $2.1 million of amounts due to Maxwell were converted to equity of the Company during fiscal 2000.

CORPORATE SERVICES

    In accordance with the SAB No. 55, corporate expense allocations have been reflected in these financial statements. These include payroll and benefits administration and information technology services. Allocations and charges were based on either a direct cost pass-through for incremental corporate administration, finance and management costs or a percentage allocation of costs for other services provided based on factors such as headcount and relative expenditure levels. Such allocations and charges totaled approximately $158,702, $43,227 and $18,910 for the year ended December 31, 2000 and for the three months ended March 31, 2000 and 2001, respectively. Management believes that the basis used for allocating corporate services is reasonable. However, the terms of these transactions may differ from those that would have resulted form transactions among unrelated parties.

7. SUBSEQUENT EVENT (UNAUDITED)

    On June 18, 2001, Maxwell consummated an agreement with Wilson Greatbatch Technologies, Inc. ("WGT") to sell the business and certain assets of Sierra-KD Components Division for $49.0 million less liabilities assumed by WGT.

                                     [LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

SEC registration fee........................................  $   49,922
NASD filing fee.............................................      20,469
New York Stock Exchange listing fee.........................      29,500
Printing and engraving......................................     500,000
Legal fees and expenses.....................................     600,000
Accounting fees and expenses................................     400,000
Transfer agent fees.........................................       1,000
Miscellaneous expenses......................................     199,109
                                                              ----------
    Total...................................................  $1,800,000
                                                              ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law, or the DGCL, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise), against expenses (including attorneys'
fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

    Our restated certificate of incorporation provides that indemnification shall be to the fullest extent permitted by the DGCL for all current or former directors or officers of our company.

    As permitted by the DGCL, the certificate of incorporation provides that directors of our company shall have no personal liability to our company or our stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director's duty of loyalty to our company or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law,
(3) under Section 174 of the DGCL or (4) for any transaction from which a director derived an improper personal benefit.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    We have not sold any securities within the past three years which were not registered under the Securities Act, except as set forth below.

    In March 1998, we issued 25,231 shares of our common stock, for an aggregate purchase price of $126,153, to the Trustees of the Wilson Greatbatch Ltd. Equity Plus Plan Stock Bonus Plan as a bonus to the plan members. The securities were issued in a transaction exempt from Section 5 of the Securities Act pursuant to Rue 701 under the Securities Act.

    In April 1998, we issued 120 shares of our common stock, for an aggregate purchase price of $600, to John T. Fordyce upon his exercise of a stock option. The securities were issued in a transaction exempt from Section 5 of the Securities Act pursuant to Rule 701 under the Securities Act.

    In July 1998, we issued 1,920 shares of our common stock, for an aggregate purchase price of $9,600, to Stuart Scott Ferguson upon his exercise of a stock option. The securities were issued in a transaction exempt from Section 5 of the Securities Act pursuant to Rule 701 under the Securities Act.

    In August 1998, we issued 480 shares of our common stock, for an aggregate purchase price of $2,400, upon the exercise of stock options. The securities were issued in a transaction exempt from Section 5 of the Securities Act pursuant to Rule 701 under the Securities Act. We issued 240 shares to Jack Belstadt and 240 shares to Charles Mozeko.

    In August 1998, we issued 3,231,014 shares of our common stock for an aggregate purchase price of $16,619,616. We issued 2,849,384 shares to DLJ Merchant Banking and its affiliates. We issued 100,000 shares to East Hill Foundation and 201,630 shares to members of our management and other key personnel who participated in the leveraged buyout and their affiliates. We issued 80,000 shares to former shareholders of Wilson Greatbatch Ltd. who participated in the leveraged buyout and their affiliates. The securities were issued in a private placement in reliance on Section 4(2) of the Securities Act.

    In August 1998, we issued 2,080 shares of our common stock, for an aggregate purchase price of $10,400, upon the exercise of stock options. The securities were issued in a transaction exempt from Section 5 of the Securities Act pursuant to Rule 701 under the Securities Act. We issued 240 shares to Robert W. Siegler, 240 shares to Richard M. Garlapow and 1,600 shares to Gary Sfeir.

    In August 1998, we issued 68,985 shares of our common stock, for an aggregate purchase price of $344,925, to The Northwestern Mutual Life Insurance Company. The securities were issued in a private placement in reliance on
Section 4(2) of the Securities Act.

    In November 1998, we issued 3,360 shares of our common stock, for an aggregate purchase price of $16,800, to Robert C. Rusin upon his exercise of stock options. The securities were issued in a transaction exempt from
Section 5 of the Securities Act pursuant to Rule 701 under the Securities Act.

    In March 1999, we issued 10,761 shares of our common stock, for an aggregate purchase price of $53,805, upon the exercise of stock options. The securities were issued in a transaction exempt from Section 5 of the Securities Act pursuant to Rule 701 under the Securities Act. We issued 1,448 shares to Gary Whitcher and 9,313 shares to Tim H. Belstadt.

    In April 1999, we issued 4,363 shares of our common stock, for an aggregate purchase price of $21,816, upon the exercise of stock options. The securities were issued in a transaction exempt from

Section 5 of the Securities Act pursuant to Rule 701 under the Securities Act. We issued 251 shares to Gayle Fairchild, 251 shares to William Bruns and 3,861 shares to Robert W. Hammell.

    In May 1999, we issued 3,356 shares of our common stock, for an aggregate purchase price of $16,782, to Robert C. Jackson upon the exercise of stock options. The securities were issued in a transaction exempt from Section 5 of the Securities Act pursuant to Rule 701 under the Securities Act.

    In August 1999, we issued 139,471 shares of our common stock, for an aggregate purchase price of $2,092,050, to the Trustees of the Wilson
Greatbatch Ltd. Equity Plus Plan Stock Bonus Plan for our annual retirement plan contribution. The securities were issued in a transaction exempt from Section 5 of the Securities Act pursuant to Rule 701 under the Securities Act.

    In September 1999, we issued 50,000 shares of our common stock, for an aggregate purchase price of $750,000, to Fred Hittman. The securities were issued in a private placement in reliance on Section 4(2) of the Securities Act.

    In September 1999, we issued 2,188 shares of our common stock, for an aggregate purchase price of $32,823, to Christine A. Frysz upon her exercise of stock options. The securities were issued in a transaction exempt from
Section 5 of the Securities Act pursuant to Rule 701 under the Securities Act.

    In December 1999, we issued 16,537 shares of our common stock, for an aggregate purchase price of $293,679, to members of our management and other key personnel who had terminated their employment. The securities were issued in a private placement in reliance on Section 4(2) of the Securities Act.

    In August 2000, we issued 339,856 shares of our common stock to Hitachi-Maxell, Ltd. in exchange for all of the capital stock of Battery Engineering, Inc. The securities were issued in reliance on Section 4(2) of the Securities Act.

    In August 2000, we issued 200,000 shares of our common stock, for an aggregate purchase price of $3,000,006, to Hitachi-Maxell, Ltd. The securities were issued in a private placement in reliance on Section 4(2) of the Securities Act.

    In August 2000, we issued 57,037 shares of our common stock, for an aggregate purchase price of $855,560, to the Trustees of the Wilson
Greatbatch Ltd. Equity Plus Plan Money Purchase Plan for our annual retirement plan contribution. The securities were issued in a transaction exempt from
Section 5 of the Securities Act pursuant to Rule 701 under the Securities Act.

    No underwriters were involved in connection with any transaction set forth above. As noted above, the issuances of the securities described above were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering. In all of these transactions, the recipients of securities represented their intention to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and appropriate legends were affixed to the securities issued.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (A) EXHIBITS

       EXHIBIT
       NUMBER           DESCRIPTION
---------------------   -----------
        1.1*            Form of Underwriting Agreement

        3.1             Amended and Restated Certificate of Incorporation
                        (incorporated by reference to Exhibit 3.1 to our registration statement on Form S-1 (File No. 333-37554))

        3.2             Amended and Restated Bylaws (incorporated by reference to
                        Exhibit 3.2 to our registration statement on Form S-1 (File
                        No. 333-37554))

        5.1**           Opinion of Weil, Gotshal & Manges LLP

       10.1             1997 Stock Option Plan (including form of "standard" option agreement and form of "special" option agreement)
                        (incorporated by reference to Exhibit 10.1 to our
                        registration statement on Form S-1 (File No. 333-37554))

       10.2             1998 Stock Option Plan (including form of "standard" option agreement, form of "special" option agreement and form of
                        "non-standard" option agreement) (incorporated by reference to Exhibit 10.2 to our registration statement on Form S-1
                        (File No. 333-37554))

       10.3             Wilson Greatbatch Ltd. Equity Plus Plan Money Purchase Plan
                        (incorporated by reference to Exhibit 10.3 to our
                        registration statement on Form S-1 (File No. 333-37554))

       10.4             Wilson Greatbatch Ltd. Equity Plus Plan Stock Bonus Plan
                        (incorporated by reference to Exhibit 10.4 to our registration statement on Form S-1 (File No. 333-37554))

       10.5             Employment Agreement, dated as of July 9, 1997, between
                        Wilson Greatbatch Ltd. and Edward F. Voboril (incorporated by reference to Exhibit 10.5 to our registration statement on Form S-1 (File No. 333-37554))

       10.6             Registration and Anti-Dilution Agreement, dated as of July
                        10, 1997, among Wilson Greatbatch Technologies, Inc., DLJ
                        Investment Partners, L.P., DLJ Investment Funding, Inc., DLJ
                        First ESC L.L.C., The Northwestern Mutual Life Insurance
                        Company and Donaldson, Lufkin & Jenrette Securities
                        Corporation (incorporated by reference to Exhibit 10.7 to
                        our registration statement on Form S-1 (File No. 333-37554))

       10.7             Stockholders Agreement, dated as of July 16, 1997, among
                        Wilson Greatbatch Technologies, Inc., DLJ Merchant Banking
                        Partners II, L.P., DLJMB Funding II, Inc., DLJ Merchant
                        Banking Partners II-A, L.P., DLJ Diversified Partners, L.P.,
                        DLJ Diversified Partners-A, L.P., DLJ Millennium Partners,
                        L.P., DLJ First ESC L.L.C., DLJ Offshore Partners II, C.V.,
                        DLJ EAB Partners, L.P., U.K. Investment Plan 1997 Partners,
                        and the other holders of common stock of Wilson Greatbatch
                        Technologies Inc. party thereto (incorporated by reference to Exhibit 10.12 to our registration statement on Form S-1
                        (File No. 333-37554))

       10.8             Amendment No. 1 to Stockholders Agreement, dated as of
                        October 31, 1997, among Wilson Greatbatch Technologies,
                        Inc., DLJ Merchant Banking Partners II, L.P., DLJMB Funding
                        II, Inc., DLJ Merchant Banking Partners II-A, L.P., DLJ
                        Diversified Partners, L.P., DLJ Diversified Partners-A,
                        L.P., DLJ Millennium Partners, L.P., DLJ First ESC L.L.C.,
                        DLJ Offshore Partners II, C.V., DLJ EAB Partners, L.P., U.K.
                        Investment Plan 1997 Partners, and the other holders of
                        common stock of Wilson Greatbatch Technologies, Inc. party thereto (incorporated by reference to Exhibit 10.13 to our registration statement on Form S-1 (File No. 333-37554))

       EXHIBIT
       NUMBER           DESCRIPTION
---------------------   -----------
       10.9             Management Stockholders Agreement, dated as of July 10,
                        1997, among Wilson Greatbatch Technologies, Inc., DLJ
                        Merchant Banking Partners II, L.P., DLJMB Funding II, Inc.,
                        DLJ Merchant Banking Partners II-A, L.P., DLJ Diversified
                        Partners, L.P., DLJ Diversified Partners-A, L.P., DLJ
                        Millennium Partners, L.P., DLJ First ESC L.L.C., DLJ
                        Offshore Partners II, C.V., DLJ EAB Partners, L.P., U.K.
                        Investment Plan 1997 Partners, and the other holders of
                        common stock of Wilson Greatbatch Technologies, Inc. party thereto (incorporated by reference to Exhibit 10.14 to our registration statement on Form S-1 (File No. 333-37554))

       10.10            Subordinated Note Holders Stockholders Agreement, dated as of July 10, 1997, among Wilson Greatbatch Technologies,
                        Inc., DLJ Merchant Banking Partners II, L.P., DLJMB Funding
                        II, Inc., DLJ Merchant Banking Partners II-A, L.P., DLJ
                        Diversified Partners, L.P., DLJ Diversified Partners-A,
                        L.P., DLJ Millennium Partners, L.P., DLJ First ESC L.L.C.,
                        DLJ Offshore Partners II, C.V., DLJ EAB Partners, L.P., U.K.
                        Investment Plan 1997 Partners, DLJ Investment Partners,
                        L.P., DLJ Investment Funding, Inc., The Northwestern Mutual
                        Life Insurance Company and Donaldson, Lufkin & Jenrette
                        Securities Corporation (incorporated by reference to Exhibit
                        10.15 to our registration statement on Form S-1 (File No.
                        333-37554))

       10.11+           Supply Agreement (SVO Batteries), dated as of July 31, 1991, between Wilson Greatbatch Ltd. and Medtronic Inc.
                        (incorporated by reference to Exhibit 10.16 to our
                        registration statement on Form S-1 (File No. 333-37554))

       10.12+           Amendment No. 1 to the Supply Agreement (SVO Batteries),
                        dated as of June 3, 1996, between Wilson Greatbatch Ltd. and
                        Medtronic Inc. (incorporated by reference to Exhibit 10.17 to our registration statement on Form S-1 (File No.
                        333-37554))

       10.13+ Amendment No. 2 to the Supply Agreement (SVO Batteries), dated as of March 24, 1997, between Wilson Greatbatch Ltd.
                        And Medtronic Inc. (incorporated by reference to Exhibit
                        10.18 to our registration statement on Form S-1 (File No.
                        333-37554))

       10.14+ Amendment No. 3 to the Supply Agreement (SVO Batteries), dated as of July 22, 1999, between Wilson Greatbatch Ltd.
                        and Medtronic Inc. (incorporated by reference to Exhibit
                        10.19 to our registration statement on Form S-1 (File No.
                        333-37554))

       10.15+           Supply Agreement, dated as of February 1, 1999, among Wilson
                        Greatbatch Ltd. and Guidant/CRM (incorporated by reference to Exhibit 10.20 to our registration statement on Form S-1
                        (File No. 333-37554))

       10.16+           Agreement, dated as of April 16, 1997, between Wilson
                        Greatbatch Ltd. and Pacesetter, Inc., a St. Jude Medical
                        Company (incorporated by reference to Exhibit 10.21 to our registration statement on Form S-1 (File No. 333-37554))

       10.17+           License Agreement, dated August 8, 1996, between Wilson
                        Greatbatch Ltd. and Evans Capacitor Company (incorporated by reference to Exhibit 10.22 to our registration statement on
                        Form S-1 (File No. 333-37554))

       10.18+ Supplier Partnering Agreement, dated as of June 1, 2000, between Wilson Greatbatch Ltd. and Pacesetter, Inc., a St.
                        Jude Medical Company (incorporated by reference to Exhibit
                        10.23 to our registration statement on Form S-1 (File No.
                        333-37554))

       10.19            License Agreement, dated March 16, 1976, between Wilson
                        Greatbatch Ltd. and Medtronic Inc. (incorporated by
                        reference to Exhibit 10.24 to our registration statement on
                        Form S-1 (File No. 333-37554))

       10.20 Amendment No. 1 to License Agreement, dated July 20, 1976, between Wilson Greatbatch Ltd. and Medtronic Inc.
                        (incorporated by reference to Exhibit 10.25 to our registration statement on Form S-1 (File No. 333-37554))

       EXHIBIT
       NUMBER           DESCRIPTION
---------------------   -----------
       10.21            Stockholders Agreement, dated as of August 23, 1999, among
                        Wilson Greatbatch Technologies, Inc., DLJ Merchant Banking
                        Partners II, L.P., DLJMB Funding II, Inc., DLJ Merchant
                        Banking Partners II-A, L.P., DLJ Diversified Partners, L.P.,
                        DLJ Diversified Partners-A, L.P., DLJ Millennium Partners,
                        L.P., DLJ First ESC L.P., DLJ Offshore Partners II, C.V.,
                        DLJ EAB Partners, L.P., UK Investment Plan 1997 Partners and
                        Fred Hittman (incorporated by reference to Exhibit 10.26 to our registration statement on Form S-1 (File No. 333-37554))

       10.22            Stock Purchase Agreement, dated as of July 31, 2000, among
                        Wilson Greatbatch Technologies, Inc., Battery Engineering,
                        Inc. and Hitachi-Maxell, Ltd. (incorporated by reference to
                        Exhibit 10.31 to our registration statement on Form S-1
                        (File No. 333-37554))

       10.23            Stockholders Agreement, dated as of August 7, 2000, among
                        Wilson Greatbatch Technologies, Inc., Hitachi-Maxell, Ltd.,
                        DLJ Merchant Banking Partners II, L.P., DLJMB Funding II,
                        Inc., DLJ Merchant Banking Partners II-A, L.P., DLJ
                        Diversified Partners, L.P., DLJ Diversified Partners-A,
                        L.P., DLJ Millennium Partners, L.P., DLJ First ESC L.P., DLJ
                        Offshore Partners II, C.V., DLJ EAB Partners, L.P. and UK
                        Investment Plan 1997 Partners (incorporated by reference to
                        Exhibit 10.32 to our registration statement on Form S-1
                        (File No. 333-37554))

       10.24            Subscription Agreement, dated as of August 7, 2000, between
                        Wilson Greatbatch Technologies, Inc. and Hitachi-Maxell,
                        Ltd. (incorporated by reference to Exhibit 10.33 to our
                        registration statement on Form S-1 (File No. 333-37554))

       10.25            Non-Compete Agreement, dated as of August 7, 2000, between
                        Wilson Greatbatch Technologies, Inc. and Hitachi-Maxell,
                        Ltd. (incorporated by reference to Exhibit 10.34 to our registration statement on Form S-1 (File No. 333-37554))

       10.26**          Amended and Restated Credit Agreement, dated as of June 15,
                        2001, among Wilson Greatbatch Ltd., the lenders party
                        thereto and Manufacturers and Traders Trust Company, as
                        Administrative Agent

       10.27            Asset Purchase Agreement, dated as of June 18, 2001, among
                        Wilson Greatbatch Technologies, Inc., GB Acquisition
                        Co., Inc., Maxwell Technologies, Inc. and Maxwell Electronic
                        Components Group, Inc. (incorporated by reference to
                        Exhibit 10.1 to our current report on Form 8-K filed
                        June 19, 2001)

       21.1**           List of Subsidiaries

       23.1***          Consent of Deloitte & Touche LLP

       23.2***          Consent of Ernst & Young LLP, Independent Auditors

       23.3**           Consent of Weil, Gotshal & Manges LLP (included in Exhibit
                        5.1)

       24.1**           Power of Attorney


------------------------

*   To be filed by amendment.


**  Previously filed.



*** Filed herewith.


+ Portions of the exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

(B) FINANCIAL STATEMENT SCHEDULES

        PAGE
       NUMBER           DESCRIPTION
---------------------   -----------
         S-1            Schedule II -- Valuation and Qualifying Accounts

    All other schedules are omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS

    The Registrant hereby undertakes:

    (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (b) To provide to the underwriter(s) at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter(s) to permit prompt delivery to each purchaser.

    (c) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (d) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Clarence, New York, on July 10, 2001.



                                                       WILSON GREATBATCH TECHNOLOGIES, INC.

                                                       By:  /s/ ARTHUR J. LALONDE
                                                            -----------------------------------------
                                                            Arthur J. Lalonde
                                                            Senior Vice President, Finance






    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



                    NAME                                        TITLE                       DATE
                    ----                                        -----                       ----
                      *                        President, Chief Executive Officer and
    ------------------------------------         Chairman of the Board (principal       July 10, 2001
              Edward F. Voboril                  executive officer)

            /s/ ARTHUR J. LALONDE              Senior Vice President, Finance
    ------------------------------------         (principal financial and accounting    July 10, 2001
              Arthur J. Lalonde                  officer)

                      *
    ------------------------------------       Director                                 July 10, 2001
             Robert E. Rich, Jr.

    ------------------------------------       Director                                 July 10, 2001
              Douglas E. Rogers

                      *
    ------------------------------------       Director                                 July 10, 2001
               Bill R. Sanford

                      *
    ------------------------------------       Director                                 July 10, 2001
                 Henry Wendt

                      *
    ------------------------------------       Director                                 July 10, 2001
              David M. Wittels



    The undersigned, by signing his name hereto, does sign and execute this Amendment No. 1 pursuant to the Power of Attorney executed by the above-named directors and officers of the Registrant and previously filed with the Securities and Exchange Commission on behalf of such directors and officers.



         *By:                  /s/ ARTHUR J. LALONDE
                      --------------------------------------
                                 Arthur J. Lalonde
                                 ATTORNEY-IN-FACT

                                  SCHEDULE II
                       VALUATION AND QUALIFYING ACCOUNTS
                             (DOLLARS IN THOUSANDS)

                                                                COL. C
                                                               ADDITIONS
                                                        -----------------------
                                             COL. B                   CHARGED
                                           BALANCE AT    CHARGED      TO OTHER       COL. D         COL. E
COL. A                                     BEGINNING     TO COSTS    ACCOUNTS--   DEDUCTIONS--    BALANCE AT
DESCRIPTION                                OF PERIOD    & EXPENSES    DESCRIBE    DESCRIBE(1)    END OF PERIOD
-----------                                ----------   ----------   ----------   ------------   -------------
FISCAL YEAR 1998
  Allowance for doubtful accounts........    $  123       $  111       $   --       $   (37)         $  197
  Valuation allowances for inventory.....       349        1,024        223(2)         (222)          1,374
FISCAL YEAR 1999
  Allowance for doubtful accounts........       197          179           --          (157)            219
  Valuation allowances for inventory.....     1,374        1,689           --        (2,119)            944
FISCAL YEAR 2000
  Allowance for doubtful accounts........       219          106           --            (6)            319
  Valuation allowances for inventory.....       944        1,810           --        (1,333)          1,421

--------------------------

(1) Accounts written off, net of collections on accounts receivable previously written off.

(2) Business acquisition during 1998.

                               INDEX TO EXHIBITS

       EXHIBIT
       NUMBER           DESCRIPTION
---------------------   -----------
        1.1*            Form of Underwriting Agreement

        3.1             Amended and Restated Certificate of Incorporation
                        (incorporated by reference to Exhibit 3.1 to our registration statement on Form S-1 (File No. 333-37554))

        3.2             Amended and Restated Bylaws (incorporated by reference to
                        Exhibit 3.2 to our registration statement on Form S-1 (File
                        No. 333-37554))

        5.1**           Opinion of Weil, Gotshal & Manges LLP

       10.1             1997 Stock Option Plan (including form of "standard" option agreement and form of "special" option agreement)
                        (incorporated by reference to Exhibit 10.1 to our
                        registration statement on Form S-1 (File No. 333-37554))

       10.2             1998 Stock Option Plan (including form of "standard" option agreement, form of "special" option agreement and form of
                        "non-standard" option agreement) (incorporated by reference to Exhibit 10.2 to our registration statement on Form S-1
                        (File No. 333-37554))

       10.3             Wilson Greatbatch Ltd. Equity Plus Plan Money Purchase Plan
                        (incorporated by reference to Exhibit 10.3 to our
                        registration statement on Form S-1 (File No. 333-37554))

       10.4             Wilson Greatbatch Ltd. Equity Plus Plan Stock Bonus Plan
                        (incorporated by reference to Exhibit 10.4 to our registration statement on Form S-1 (File No. 333-37554))

       10.5             Employment Agreement, dated as of July 9, 1997, between
                        Wilson Greatbatch Ltd. and Edward F. Voboril (incorporated by reference to Exhibit 10.5 to our registration statement on Form S-1 (File No. 333-37554))

       10.6             Registration and Anti-Dilution Agreement, dated as of July
                        10, 1997, among Wilson Greatbatch Technologies, Inc., DLJ
                        Investment Partners, L.P., DLJ Investment Funding, Inc., DLJ
                        First ESC L.L.C., The Northwestern Mutual Life Insurance
                        Company and Donaldson, Lufkin & Jenrette Securities
                        Corporation (incorporated by reference to Exhibit 10.7 to
                        our registration statement on Form S-1 (File No. 333-37554))

       10.7             Stockholders Agreement, dated as of July 16, 1997, among
                        Wilson Greatbatch Technologies, Inc., DLJ Merchant Banking
                        Partners II, L.P., DLJMB Funding II, Inc., DLJ Merchant
                        Banking Partners II-A, L.P., DLJ Diversified Partners, L.P.,
                        DLJ Diversified Partners-A, L.P., DLJ Millennium Partners,
                        L.P., DLJ First ESC L.L.C., DLJ Offshore Partners II, C.V.,
                        DLJ EAB Partners, L.P., U.K. Investment Plan 1997 Partners,
                        and the other holders of common stock of Wilson Greatbatch
                        Technologies Inc. party thereto (incorporated by reference to Exhibit 10.12 to our registration statement on Form S-1
                        (File No. 333-37554))

       10.8             Amendment No. 1 to Stockholders Agreement, dated as of
                        October 31, 1997, among Wilson Greatbatch Technologies,
                        Inc., DLJ Merchant Banking Partners II, L.P., DLJMB Funding
                        II, Inc., DLJ Merchant Banking Partners II-A, L.P., DLJ
                        Diversified Partners, L.P., DLJ Diversified Partners-A,
                        L.P., DLJ Millennium Partners, L.P., DLJ First ESC L.L.C.,
                        DLJ Offshore Partners II, C.V., DLJ EAB Partners, L.P., U.K.
                        Investment Plan 1997 Partners, and the other holders of
                        common stock of Wilson Greatbatch Technologies, Inc. party thereto (incorporated by reference to Exhibit 10.13 to our registration statement on Form S-1 (File No. 333-37554))

       10.9             Management Stockholders Agreement, dated as of July 10,
                        1997, among Wilson Greatbatch Technologies, Inc., DLJ
                        Merchant Banking Partners II, L.P., DLJMB Funding II, Inc.,
                        DLJ Merchant Banking Partners II-A, L.P., DLJ Diversified
                        Partners, L.P., DLJ Diversified Partners-A, L.P., DLJ
                        Millennium Partners, L.P., DLJ First ESC L.L.C., DLJ
                        Offshore Partners II, C.V., DLJ EAB Partners, L.P., U.K.
                        Investment Plan 1997 Partners, and the other holders of
                        common stock of Wilson Greatbatch Technologies, Inc. party thereto (incorporated by reference to Exhibit 10.14 to our registration statement on Form S-1 (File No. 333-37554))

       EXHIBIT
       NUMBER           DESCRIPTION
---------------------   -----------
       10.10            Subordinated Note Holders Stockholders Agreement, dated as of July 10, 1997, among Wilson Greatbatch Technologies,
                        Inc., DLJ Merchant Banking Partners II, L.P., DLJMB Funding
                        II, Inc., DLJ Merchant Banking Partners II-A, L.P., DLJ
                        Diversified Partners, L.P., DLJ Diversified Partners-A,
                        L.P., DLJ Millennium Partners, L.P., DLJ First ESC L.L.C.,
                        DLJ Offshore Partners II, C.V., DLJ EAB Partners, L.P., U.K.
                        Investment Plan 1997 Partners, DLJ Investment Partners,
                        L.P., DLJ Investment Funding, Inc., The Northwestern Mutual
                        Life Insurance Company and Donaldson, Lufkin & Jenrette
                        Securities Corporation (incorporated by reference to Exhibit
                        10.15 to our registration statement on Form S-1 (File No.
                        333-37554))

       10.11+           Supply Agreement (SVO Batteries), dated as of July 31, 1991, between Wilson Greatbatch Ltd. and Medtronic Inc.
                        (incorporated by reference to Exhibit 10.16 to our
                        registration statement on Form S-1 (File No. 333-37554))

       10.12+           Amendment No. 1 to the Supply Agreement (SVO Batteries),
                        dated as of June 3, 1996, between Wilson Greatbatch Ltd. and
                        Medtronic Inc. (incorporated by reference to Exhibit 10.17 to our registration statement on Form S-1 (File No.
                        333-37554))

       10.13+ Amendment No. 2 to the Supply Agreement (SVO Batteries), dated as of March 24, 1997, between Wilson Greatbatch Ltd.
                        And Medtronic Inc. (incorporated by reference to Exhibit
                        10.18 to our registration statement on Form S-1 (File No.
                        333-37554))

       10.14+ Amendment No. 3 to the Supply Agreement (SVO Batteries), dated as of July 22, 1999, between Wilson Greatbatch Ltd.
                        and Medtronic Inc. (incorporated by reference to Exhibit
                        10.19 to our registration statement on Form S-1 (File No.
                        333-37554))

       10.15+           Supply Agreement, dated as of February 1, 1999, among Wilson
                        Greatbatch Ltd. and Guidant/CRM (incorporated by reference to Exhibit 10.20 to our registration statement on Form S-1
                        (File No. 333-37554))

       10.16+           Agreement, dated as of April 16, 1997, between Wilson
                        Greatbatch Ltd. and Pacesetter, Inc., a St. Jude Medical
                        Company (incorporated by reference to Exhibit 10.21 to our registration statement on Form S-1 (File No. 333-37554))

       10.17+           License Agreement, dated August 8, 1996, between Wilson
                        Greatbatch Ltd. and Evans Capacitor Company (incorporated by reference to Exhibit 10.22 to our registration statement on
                        Form S-1 (File No. 333-37554))

       10.18+ Supplier Partnering Agreement, dated as of June 1, 2000, between Wilson Greatbatch Ltd. and Pacesetter, Inc., a St.
                        Jude Medical Company (incorporated by reference to Exhibit
                        10.23 to our registration statement on Form S-1 (File No.
                        333-37554))

       10.19            License Agreement, dated March 16, 1976, between Wilson
                        Greatbatch Ltd. and Medtronic Inc. (incorporated by
                        reference to Exhibit 10.24 to our registration statement on
                        Form S-1 (File No. 333-37554))

       10.20 Amendment No. 1 to License Agreement, dated July 20, 1976, between Wilson Greatbatch Ltd. and Medtronic Inc.
                        (incorporated by reference to Exhibit 10.25 to our registration statement on Form S-1 (File No. 333-37554))

       10.21            Stockholders Agreement, dated as of August 23, 1999, among
                        Wilson Greatbatch Technologies, Inc., DLJ Merchant Banking
                        Partners II, L.P., DLJMB Funding II, Inc., DLJ Merchant
                        Banking Partners II-A, L.P., DLJ Diversified Partners, L.P.,
                        DLJ Diversified Partners-A, L.P., DLJ Millennium Partners,
                        L.P., DLJ First ESC L.P., DLJ Offshore Partners II, C.V.,
                        DLJ EAB Partners, L.P., UK Investment Plan 1997 Partners and
                        Fred Hittman (incorporated by reference to Exhibit 10.26 to our registration statement on Form S-1 (File No. 333-37554))

       10.22            Stock Purchase Agreement, dated as of July 31, 2000, among
                        Wilson Greatbatch Technologies, Inc., Battery Engineering,
                        Inc. and Hitachi-Maxell, Ltd. (incorporated by reference to
                        Exhibit 10.31 to our registration statement on Form S-1
                        (File No. 333-37554))

       EXHIBIT
       NUMBER           DESCRIPTION
---------------------   -----------
       10.23            Stockholders Agreement, dated as of August 7, 2000, among
                        Wilson Greatbatch Technologies, Inc., Hitachi-Maxell, Ltd.,
                        DLJ Merchant Banking Partners II, L.P., DLJMB Funding II,
                        Inc., DLJ Merchant Banking Partners II-A, L.P., DLJ
                        Diversified Partners, L.P., DLJ Diversified Partners-A,
                        L.P., DLJ Millennium Partners, L.P., DLJ First ESC L.P., DLJ
                        Offshore Partners II, C.V., DLJ EAB Partners, L.P. and UK
                        Investment Plan 1997 Partners (incorporated by reference to
                        Exhibit 10.32 to our registration statement on Form S-1
                        (File No. 333-37554))

       10.24            Subscription Agreement, dated as of August 7, 2000, between
                        Wilson Greatbatch Technologies, Inc. and Hitachi-Maxell,
                        Ltd. (incorporated by reference to Exhibit 10.33 to our
                        registration statement on Form S-1 (File No. 333-37554))

       10.25            Non-Compete Agreement, dated as of August 7, 2000, between
                        Wilson Greatbatch Technologies, Inc. and Hitachi-Maxell,
                        Ltd. (incorporated by reference to Exhibit 10.34 to our registration statement on Form S-1 (File No. 333-37554))

       10.26**          Amended and Restated Credit Agreement, dated as of June 15,
                        2001, among Wilson Greatbatch Ltd., the lenders party
                        thereto and Manufacturers and Traders Trust Company, as
                        Administrative Agent

       10.27            Asset Purchase Agreement, dated as of June 18, 2001, among
                        Wilson Greatbatch Technologies, Inc., GB Acquisition
                        Co., Inc., Maxwell Technologies, Inc. and Maxwell Electronic
                        Components Group, Inc. (incorporated by reference to
                        Exhibit 10.1 to our current report on Form 8-K filed
                        June 19, 2001)

       21.1**           List of Subsidiaries

       23.1***          Consent of Deloitte & Touche LLP

       23.2***          Consent of Ernst & Young LLP, Independent Auditors

       23.3**           Consent of Weil, Gotshal & Manges LLP (included in Exhibit
                        5.1)

       24.1**           Power of Attorney


------------------------

*   To be filed by amendment.


**  Previously filed.



*** Filed herewith.


+ Portions of the exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.